Exhibit 99.3

FIFTH AMENDED AND RESTATED
SYNDICATED CREDIT AGREEMENT

BETWEEN:

ADVANTAGE OIL & GAS LTD., as Borrower

- and -

THE BANK OF NOVA SCOTIA, as Lead Arranger, Administrative Agent and Bookrunner

- and -

NATIONAL BANK OF CANADA and BANK OF MONTREAL, as Co-Syndication Agents, and ROYAL BANK OF CANADA, as Documentation Agent

- and -

THE BANK OF NOVA SCOTIA, NATIONAL BANK OF CANADA,
BANK OF MONTREAL, ROYAL BANK OF CANADA, CANADIAN IMPERIAL
BANK OF COMMERCE, UNION BANK, CANADA BRANCH, ALBERTA TREASURY BRANCHES, BNP PARIBAS (CANADA), HSBC BANK CANADA
and certain other Persons which are or which become
lenders under this Agreement, as Lenders

April 14, 2011

TABLE OF CONTENTS
Page

ARTICLE 1	INTERPRETATION	1
1.1	Definitions	1
1.2	Entire Agreement	32
1.3	Time of Day	33
1.4	Business Day	33
1.5	Governing Law	33
1.6	Certain Rules of Interpretation	33
1.7	Monetary References	34
1.8	Time	34
1.9	Conflicts	34
1.10	Binding Effect	34
1.11	Secured Hedge Counterparties	34
1.12	Amendments	35
1.13	Waiver	35
1.14	Severability	36
1.15	GAAP	36
1.16	Permitted Encumbrances	38
1.17	Schedules	38
ARTICLE 2	CREDIT FACILITIES	38
2.1	Creation of Credit Facilities	38
2.2	Purpose	39
2.3	Availability	39
2.4	Drawdowns - Notices and Limitations	40
2.5	Rollovers and Conversions - Notices and Limitations	41
2.6	Funding of Accommodations	43
2.7	Ranking of the Credit Facilities	45
2.8	Hostile Acquisitions	45
2.9	Market Disruption with respect to LIBOR and Bankers’ Acceptances	46
ARTICLE 3	CALCULATION OF INTEREST, FEES AND EXPENSES	48
3.1	Calculation and Payment of Interest and Stamping Fees	48
3.2	Standby Fees	49
3.3	Expenses	49
3.4	Fees	50
3.5	General Provisions Regarding Interest	50
3.6	Change in Applicable Pricing Margins	51

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ARTICLE 4	BANKERS’ ACCEPTANCES	52
4.1	Bankers’ Acceptances	52
4.2	Terms of Acceptance by Lenders	53
4.3	General Mechanics	53
4.4	Power of Attorney - Bankers’ Acceptances and Discount Notes	54
4.5	BA Equivalent Loans	56
ARTICLE 5	TERM, MATURITY AND REPAYMENTS	57
5.1	Conversion of Revolving Facility into Converted Term Facility	57
5.2	Extension of Term Conversion Date in respect of the Revolving Facility	57
5.3	Refusal of a Revolving Lender to Extend its Term Conversion Date	57
5.4	Principal Prepayments	58
5.5	Cancellation	60
5.6	Payments - General	60
ARTICLE 6	TAXES, INDEMNITIES AND INCREASED COSTS	61
6.1	Taxes	61
6.2	Change of Residency of the Borrower	62
6.3	Increased Costs Due to Changes in Law	62
6.4	Illegality	63
6.5	General Indemnity	64
6.6	Environmental Indemnity	65
ARTICLE 7	BORROWING BASE LIMIT	65
7.1	Annual Determination of Borrowing Base Limit	65
7.2	Borrowing Base Limit	67
7.3	Sale of Borrowing Base Properties to Third Parties	67
7.4	Adjustment of Borrowing Base Limit Upon Acquisition of Properties	68
7.5	Mid-Year Redetermination of the Borrowing Base	69
7.6	Borrowing Base Adjustments	69
ARTICLE 8	CONDITIONS PRECEDENT	69
8.1	Conditions Precedent to Closing	69
8.2	Conditions Precedent to any Accommodation	70
8.3	Waiver of a Condition Precedent	71
ARTICLE 9	SECURITY DOCUMENTS	71
9.1	Security Documents	71
9.2	Security Documents to be Provided by Material Subsidiaries	71
9.3	Undertaking to Grant Fixed Charge Security Documents	72
9.4	Registration of Security Documents	73
9.5	Shared Benefit of the Security Documents	73

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9.6	Continuance of Security Documents for Secured Hedge Obligations and the Operating Obligations	74
9.7	Dealing with Security Documents	74
9.8	Designation and De-designation of Material and Unrestricted Subsidiaries	74
ARTICLE 10	REPRESENTATIONS AND WARRANTIES	75
10.1	General Representations and Warranties	75
10.2	Repetition of Representations and Warranties	79
ARTICLE 11	COVENANTS	79
11.1	Affirmative Covenants	79
11.2	Negative Covenants	82
11.3	Financial Covenants	87
ARTICLE 12	EVENTS OF DEFAULT	88
12.1	Events of Default	88
12.2	Acceleration	91
12.3	Waivers	91
12.4	Remedies Cumulative	91
12.5	Application of Proceeds of Realization	92
12.6	Appropriation of Moneys Received	92
12.7	Non-Merger	92
12.8	Agent May Perform Covenants	93
12.9	Set-Off	93
ARTICLE 13	THE AGENT	93
13.1	Appointment of Agent	93
13.2	Consent of Lenders, Etc	94
13.3	Indemnity	96
13.4	Exculpation	97
13.5	Reliance	98
13.6	Exchange of Information	98
13.7	Agent as Lender and Dealings with Borrower	99
13.8	Resignation and Replacement of Agent	99
13.9	Instructions by Lenders	100
13.10	Arrangements for Repayment of Accommodation	100
13.11	Repayment by Lenders to Agent	101
13.12	Dealings by Agent	102
13.13	Dealings with Agent and Others	102
13.14	Consent or Approval of a Lender	102
13.15	Amendment of Article 13	102
13.16	Adjustments Among Lenders	102
13.17	Interest on Payments in Arrears	104

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ARTICLE 14	ASSIGNMENT	104
14.1	Assignment of Interests by the Borrower	104
14.2	Assignment by a Lender	104
14.3	Liability of Assigning Lender	105
14.4	Assignment and Acceptance	105
14.5	Participations	105
14.6	Continuing Indemnity and Secured Hedge Transactions	106
ARTICLE 15	REPLACEMENT OF LENDER	107
15.1	Replacement of Lender	107
15.2	Restrictions on Replacement of Lenders	107
15.3	Documentation Respecting Replacement Lender	108
15.4	Power of Attorney for Affected Lender	108
ARTICLE 16	MISCELLANEOUS	108
16.1	Notices	108
16.2	Telephone Instructions	110
16.3	Judgment Currency	110
16.4	Further Assurances	110
16.5	Waiver of Laws	110
16.6	Submission to Jurisdiction	111
16.7	WAIVER OF JURY TRIAL	111
16.8	Survival	111
16.9	Payments Due on Business Day	112
16.10	Whole Agreement	112
16.11	Quantities of Documents	112
16.12	Reproduction of Documents	112
16.13	Confidentiality	112
16.14	Counterpart Execution	114

- iv -

FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

THIS AGREEMENT made the 14th day of April, 2011

BETWEEN:

ADVANTAGE OIL & GAS LTD., a corporation amalgamated
under the laws of Alberta, (the “Borrower”)

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank,
in its capacity as lead arranger, administrative agent and
bookrunner hereunder, (in such capacity, the “Agent”)

- and -

NATIONAL BANK OF CANADA and BANK OF MONTREAL, as co-syndication agents, and ROYAL BANK OF CANADA, as documentation agent

- and -

THE BANK OF NOVA SCOTIA, NATIONAL BANK OF CANADA,
BANK OF MONTREAL, ROYAL BANK OF CANADA,
CANADIAN IMPERIAL BANK OF COMMERCE, UNION BANK, CANADA BRANCH, ALBERTA TREASURY BRANCHES, BNP PARIBAS (CANADA), HSBC BANK CANADA and certain other Persons which become lenders under this Agreement, (each a “Lender” and collectively the “Lenders”)

PREAMBLE

A.           Pursuant to the Original Credit Agreement, the Lenders provided a 364 day extendible revolving term credit facility to the Borrower.

B.           The Borrower has completed the 2011 Reorganization and the parties hereto have agreed to amend and restate the terms of the Original Credit Agreement on the terms and conditions of this Agreement.

IN CONSIDERATION of the covenants and agreements between the Borrower, the Agent and the Lenders contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1  INTERPRETATION

1.1	Definitions

Capitalized words and phrases used in this Agreement, including the preamble and the Schedules, and in all notices expressed to be made subject to this Agreement, unless there is something in the subject matter or context inconsistent therewith, shall have the following meanings:

“2009 Convertible Debenture Indenture” means the convertible debenture indenture dated December 31, 2009 among the Borrower and Computershare.

“2010 Permitted Dispositions” means the disposition of assets located in South Eastern Alberta and having combined production of approximately 1,700 boe/d for gross cash proceeds of $67,000,000 pursuant to the following agreements:

(a)	as asset purchase and sale agreement dated as of May 5, 2010 between the Borrower, [Redacted] and [Redacted]; and

(b)	as asset purchase and sale agreement dated as of May 7, 2010 between the Borrower and [Redacted].

“2011 Prospectus” means the prospectus dated April 6, 2011 filed by Longview in connection with the issuance of 15,000,000 common shares of Longview.

“2011 Purchase and Sale Agreement” means the asset purchase and sale agreement dated as of April 6, 2011 among the Borrower, as vendor, and Longview, as purchaser, pursuant to which the Borrower has transferred certain of its property and assets to Longview.

“2011 Reorganization” means the transactions pursuant to which (i) Longview, a Subsidiary of the Borrower, has ceased being a Wholly Owned Subsidiary of the Borrower in accordance with the terms of the 2011 Prospectus, and (ii) certain property and assets of the Borrower have been transferred to Longview pursuant to the 2011 Purchase and Sale Agreement.

“2011 Subordination Agreement” means the subordination agreement dated as of the date hereof among the Borrower, Computershare and the Agent in respect of the Convertible Debentures issued pursuant to the 2009 Convertible Debenture Indenture.

“ABCA” means the Alberta Business Corporations Act, R.S.A. 2000, c. B-9, including the regulations made from time to time and in force under that Act.

“Accommodation” means Loans made, or deemed made, or Bankers’ Acceptances accepted, purchased or issued, as the case may be, under a Credit Facility, or any Rollover or Conversion thereof.

“Acquisition” means with respect to any Person, the direct or indirect purchase, transfer, assignment, conveyance, lease or other permanent acquisition of any Property (including of Equity Securities) by or to that Person.

“Additional Compensation” has the meaning attributed to that expression in Section 6.3(a).

“Advance” means any advance by a Lender to the Borrower under a Credit Facility, including, the advance of Loans or the acceptance by a Lender of a Bankers’ Acceptance.

“Advantage Hydrocarbon Properties” means, as of a particular determination date, all of the Hydrocarbon Properties of the Borrower and its Material Subsidiaries.

“Affected Lender” has the meaning attributed to that expression in Section 15.1.

“Affiliate” has the meaning attributed to that expression in the Securities Act (Alberta).

“Agent” means BNS, when acting in its capacity as administrative agent hereunder, or any successor to BNS appointed pursuant to Section 13.8.

“Agent Indemnitee” means the Agent or any of its directors, officers, agents and employees.

“Aggregate Commitments” means the aggregate Commitments of all of the Lenders under the Credit Facilities from time to time.

“Aggregate Principal Amount” means the aggregate principal amount of all outstanding Loans and the face amount of all outstanding Bankers’ Acceptances under the Credit Facilities.

“Agreement” means this Fifth Amended and Restated Syndicated Credit Agreement between the Borrower, the Agent and the Lenders, amending and restating the Original Credit Agreement, inclusive of all Schedules, as amended, confirmed, renewed, extended, replaced or restated from time to time.

“Annual Budget” means a consolidated annual budget of the Borrower, including the forecasted development projects of the Borrower and any Material Subsidiary, prepared by management of, and approved by the board of directors of, the Borrower prior to a fiscal Year end of the Borrower in respect of the following fiscal Year.

“Annual Disposition Limit” means, in respect of any period of one Year from the date of the most recent determination or redetermination of the Borrowing Base Limit, 5% of that Borrowing Base Limit, provided, however, that the full amount of the 2010 Permitted Dispositions shall be excluded from the calculation of the Annual Disposition Limit.

“Applicable Law” means, in relation to any Person, Property, transaction or event, all applicable provisions of federal, provincial, state or local laws, statutes, rules, regulations, directives and orders having the force of law of all Governmental Authorities and Governmental Actions of Governmental Authorities in which the Person in question is a party or by which it is bound or having application to the Person, Property, transaction or event.

“Applicable Pricing Margin” means, in respect of any Accommodation by way of any Bankers Acceptance, LIBOR Loan, BA Equivalent Loan, Prime Rate Loan or U.S. Base Rate Loan, or any Standby Fee payable under Section 3.2, the number of BPs set out on the following table under the appropriate Accommodation that is opposite to the applicable Consolidated Debt to Cash Flow Ratio:

Level	Consolidated Debt to Cash Flow Ratio	Banker’s Acceptances, BA Equivalent Loans & LIBOR Loans	Prime Rate Loans and U.S. Base Rate Loans	Standby Fees
1	[Redacted]	[Redacted]	[Redacted]	[Redacted]
2	[Redacted]	[Redacted]	[Redacted]	[Redacted]
3	[Redacted]	[Redacted]	[Redacted]	[Redacted]
4	[Redacted]	[Redacted]	[Redacted]	[Redacted]
5	[Redacted]	[Redacted]	[Redacted]	[Redacted]

provided that the Applicable Pricing Margins:

(a)	in respect of the Revolving Facility shall increase by [Redacted] BPs from and after a Lender’s Term Conversion Date that has not been extended;

(b)
shall be based upon Level 5 if the Borrower fails to deliver any requisite financial statement or Compliance Certificate within the time permitted by Subsections 11.1(j) to 11.1(l) until such financial statement or Compliance Certificate is delivered; and

(c)	shall be deemed to be at Level 1 as at the Closing pending further redetermination as provided hereunder.

“Assignment and Acceptance” means an agreement in substantially the form attached hereto as Schedule “F” between an assigning Lender and its assignee executed by such parties and acknowledged by the Borrower and the Agent in accordance with Section 14.4 or Section 15.3, as the case may be.

“Associate” has the meaning ascribed to that expression in the ABCA.

“Attorney” has the meaning set out in Section 4.4(a).

“Authorized Revolving Amount” means Cdn. $255,000,000 or the Equivalent Amount in U.S. Dollars.

“BA Equivalent Loan” means a Loan by a Non-BA Lender and evidenced by a Discount Note.

“BA Margin” means the margins determined in the definition of Applicable Pricing Margin in respect of Bankers’ Acceptances and BA Equivalent Loans based upon the relevant Consolidated Debt to Cash Flow Ratio.

“Bank Act” means the Bank Act, S.C. 1991, c. 46.

“Bank Products” means any cash management, wire service, corporate credit card or other similar services provided by a Lender to the Borrower.

“Bank Product Obligations” means all of the indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or unmatured, liquidated or unliquidated, of the Borrower to the Lenders and the Agent arising under or pursuant to any Bank Products.

“Bankers’ Acceptance” means a Canadian Dollar Draft issued by the Borrower that constitutes a depository bill within the meaning of the Depository Bills and Notes Act, S.C. 1998, c.13, for a term selected by the Borrower of not less than 30 days and not more than 180 days (as reduced or extended by the Agent, acting reasonably, to allow the maturity of that Bankers’ Acceptance to fall on a Business Day) and subject to Section 4.3(g) payable in Canada and which has been accepted and purchased by a Lender pursuant to Section 4.3.

“BIA” means the Bankruptcy and Insolvency Act, R.S.C. 1985 c. B-3.

“BNS” means The Bank of Nova Scotia, a Canadian chartered bank named in Schedule I to the Bank Act, and its successors and permitted assigns.

“Borrower” means Advantage Oil & Gas Ltd. and its successors and permitted assigns.

“Borrower’s Account” means one or more current accounts maintained by the Borrower at the Branch of the Agent or such other account as may be agreed to by the Agent and the Borrower.

“Borrower’s Counsel” means Burnet, Duckworth & Palmer LLP or such other law firm in an appropriate jurisdiction acceptable to the Agent (such acceptance not to be unreasonably withheld) and retained by the Borrower.

“Borrowing Base Certificate” means a certificate substantially in the form attached hereto as Schedule “A” prepared and executed by the Agent with respect to the determination or re-determination of the Borrowing Base Limit pursuant to Article 7.

“Borrowing Base Limit” has the meaning set out in Section 7.1(a).

“Borrowing Base Properties” means those Reserves related to or associated with any Advantage Hydrocarbon Properties to which the Required Lenders have attributed any value in their respective calculations of the most recent Borrowing Base Limit.

“Borrowing Base Shortfall” means at any time the amount, if any, by which:

(a)	the Aggregate Principal Amount under the Revolving Facility; plus

(b)	the principal amount owing under the Operating Credit Facility (including, without limitation, the face amount of any bankers’ acceptances or letters of credit issued thereunder),

exceeds the Borrowing Base Limit.

“BP” means a basis point, each basis point being one-hundredth (1/100) of one per cent.

“Branch” means the Agent’s Calgary Commercial Banking Centre located at 240 - 8th Avenue S.W., Calgary, Alberta or such other branch of the Agent in Calgary, Alberta as the Agent may, from time to time, designate.

“Branch of Account” has the meaning set out in Section 4.4(a).

“Business Day” means a day, other than (a) Saturday and Sunday, and (b) a day on which commercial banking institutions are required to be closed in (i) Calgary, Alberta, Canada, (ii) Toronto, Ontario, Canada, (iii) Montreal, Québec, Canada, and (iv) New York, New York, with respect to all Advances other than LIBOR Loans, and in New York, New York and London, England with respect to LIBOR Loans.

“Capital Lease” means any lease of real or personal Property by the Borrower or any of its Subsidiaries, as lessee, which would be classified as a Property on the Borrower’s balance sheet prepared on a Consolidated Basis.

“Cash Flow” means, as of the last day of any Quarter, the annualized (as determined below) cash flow of the Borrower for such Quarter on a Consolidated Basis, being the total of the following amounts (such total to be determined by addition and subtraction, as indicated):

(a)	the Net Income of the Borrower for such Quarter as shown in the Borrower’s financial statements (including for greater certainty any dividends paid by Longview to the Borrower); plus

(b)	all non-cash expenses and losses (including depreciation and depletion expenses and accretion expenses) deducted in computing such Net Income; plus

(c)	all Taxes (including deferred taxes) deducted in computing such Net Income (to the extent such Taxes are non-cash items and are not included in (b) immediately above); plus

(d)	all extraordinary losses deducted in computing such Net Income; less

(e)	all non-cash gains added in computing such Net Income; less

(f)	all extraordinary gains added in computing such Net Income;

with all of the amounts in paragraphs (a) to (f) immediately above being determined in accordance with GAAP on a Consolidated Basis. For each fiscal Year, the total shall be annualized on a rolling four Quarter basis provided that:

(a)
for the Quarter ending June 30, 2011, Cash Flow of the Borrower will be determined by (i) subtracting audited operating income for the Longview Assets for the Quarters ending September 30, 2010 and December 31, 2010, (ii) subtracting unaudited operating income for the Longview Assets for the Quarter ending March 31, 2011, (iii) adding a reasonable estimate of general and administrative expenses (excluding non-cash items) for the Longview Assets for those three Quarters as calculated by the Borrower and approved by the Lenders, and (iv) using actual results for the Quarter ending June 30, 2011;

(b)
for the Quarter ending September 30, 2011, Cash Flow of the Borrower will be determined by (i) subtracting audited operating income for the Longview Assets for the Quarter ending December 31, 2010, (ii) subtracting unaudited operating income for the Longview Assets for the Quarter ending March 31, 2011, (iii) adding a reasonable estimate of general and administrative expenses (excluding non-cash items) for the Longview Assets for those two Quarters as calculated by the Borrower and approved by the Lenders, and (iv) using actual results for the Quarters ending June 30, 2011 and September 30, 2011; and

(c)
for the Quarter ending December 31, 2011, Cash Flow of the Borrower will be determined by (i) subtracting unaudited operating income for the Longview Assets for the Quarter ending March 31, 2011, (ii) adding a reasonable estimate of general and administrative expenses (excluding non-cash items) for the Longview Assets for such Quarter as calculated by the Borrower and approved by the Lenders, and (iii) using actual results for the Quarters ending June 30, 2011, September 30, 2011 and December 31, 2011.

In the event of any Material Acquisition, for one year after such Material Acquisition, the portion of the Cash Flow relating to the Material Acquisition shall be annualized on the basis that it had been Cash Flow for one year prior to the date of calculation.  In the event of any Material Disposition, for one year after such Material Disposition, the portion of the Cash Flow relating to the Material Disposition shall be removed from the annualized Cash Flow of the Borrower on the basis that it had not been Cash Flow during the one year prior to the date of calculation.

“CCAA” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36.

“CDOR Rate” means on any date which Bankers’ Acceptances or Discount Notes are to be issued pursuant hereto, the per annum rate of interest which is the rate (rounded to two decimal places) determined as being the arithmetic average of the annual yield rates (calculated on the basis of a year of 365 days) applicable to Canadian Dollar bankers’ acceptances having identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service as at approximately 8:00 a.m. (Calgary time) on such day provided, or if such day is not a Business Day, on the immediately preceding Business Day (as adjusted by the Agent in good faith after 8:00 a.m. (Calgary time) to reflect any error in a posted rate or in the posted average annual rate) provided however, if such a rate does not appear on such CDOR Page, then the CDOR Rate, on any day, shall be the discount rate quoted by the Agent (determined as of 8:00 a.m. (Calgary time) on such day) which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Borrower on such day.

“Change of Control” means any circumstances arising after the date hereof in which a Person or combination of Persons acting jointly or in concert (within the meaning of the Securities Act (Alberta), as amended) acquires beneficial ownership of 50% or more of the Equity Securities in the Borrower, or otherwise acquires rights to elect a majority of the Board of directors of the Borrower.

“Closing” has the meaning set out in Section 8.1.

“Commitment” or “Commitments” means, with respect to a particular Lender under a particular Credit Facility, the aggregate of the commitment of such Lender in respect of such Credit Facility specified on Closing in Schedule “G” and thereafter in the Register as such Lender’s commitment under such Credit Facility, as the same may be revised, adjusted or reduced from time to time pursuant to this Agreement, including by reason of a Notice of Cancellation delivered by the Borrower pursuant to Section 5.5 or by reason of repayments of or under the Converted Term Facility.

“Compliance Certificate” means a compliance certificate substantially in the form of Schedule “E” to be executed by any one of the Responsible Officers of the Borrower occupying the offices of president, chief financial officer, treasurer, vice-president finance or controller and delivered to the Agent quarterly in accordance with Section 11.1(l).

“Computershare” means Computershare Trust Company of Canada.

“Consolidated Basis” means, relative to any financial statements or financial results of the Borrower (or any determination derived therefrom), the financial statements and financial results of the Borrower, including the Borrower and its Material Subsidiaries (but excluding Longview and any direct or indirect Subsidiary of Longview), prepared and calculated on a consolidated basis all in accordance with GAAP.

“Consolidated Debt to Cash Flow Ratio” means, as of the last day of a Quarter, the ratio of Debt to Cash Flow at such date as determined by reference to the Borrower’s unaudited consolidated financial statements as at such date.

“Conversion” means a conversion or deemed conversion of an Accommodation into another type of Accommodation pursuant to the provisions of this Agreement.

“Conversion Date” means each Business Day on which a Conversion of an Accommodation or a portion thereof is to be made pursuant to a request from the Borrower.

“Converted Term Commitment” means, with respect to a particular Converted Term Lender under the Converted Term Facility, the amount specified in the Register as such Lender’s commitment under the Converted Term Facility, which shall be determined on the basis of the Aggregate Principal Amount of all Accommodations made by Revolving Lenders under the Revolving Facility that are outstanding on the Term Conversion Date which have not extended their Term Conversion Date under Section 5.2, as reduced from time to time by any principal repayment under the Converted Term Facility, as the same may be revised, adjusted or reduced from time to time pursuant to the terms of this Agreement; and “Converted Term Commitments” means the aggregate of the Converted Term Commitments of all Converted Term Lenders.

“Converted Term Facility” has the meaning set out in Section 5.1.

“Converted Term Maturity Date” means the date that is one (1) year after the Term Conversion Date of a Lender.

“Converted Term Lender” means, at any time, each Lender under the Converted Term Facility.

“Convertible Debentures” means the debentures, notes or other evidences of indebtedness of the Borrower issued under and pursuant to the Debenture Indentures and which are convertible into Equity Securities in the Borrower, as such debentures, notes or other evidences of indebtedness are amended, replaced or restated from time to time.

“Credit Facilities” means, collectively, the Revolving Facility and, upon conversion of a Lender’s Revolving Commitment to a Converted Term Commitment under Section 5.1, the Converted Term Facility, and “Credit Facility” refers to any one of them.

“Criminal Code” means the Criminal Code, R.S.C. 1985, c. C-46.

“Debenture Indentures” means collectively:

(a)	the trust indenture made as of July 8, 2003, as amended December 2, 2003, September 14, 2004 and July 9, 2009, among the Borrower and Computershare;

(b)	the trust indenture dated June 10, 2004, as amended August 14, 2006, November 21, 2006, September 5, 2007 and July 9, 2009, among the Borrower and Computershare;

(c)	the 2009 Convertible Debenture Indenture; and

(d)	such other indentures between the Borrower and a trustee from time to time which are in form and substance satisfactory to the Agent, acting reasonably,

as such indentures have been or are hereafter supplemented, amended, replaced or restated from time to time, such supplemental indentures, amendments, replacement indentures or restated indentures to be in form and substance satisfactory to the Agent, acting reasonably.

“Debenture Obligations” means the indebtedness, liabilities and obligations of the Borrower under the Convertible Debentures and Debenture Indentures.

“Debt” means, with respect to the Borrower, the following as determined in accordance with GAAP on a Consolidated Basis and without duplication:

(a)	indebtedness for borrowed money, including the Obligations, Bank Product Obligations, the Operating Obligations and the Subordinated Third Party Indebtedness, but excluding the Debenture Obligations;

(b)
obligations arising pursuant to bankers’ acceptances (including payment and reimbursement obligations in respect thereof), tender cheques or letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;

(c)
obligations under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness for borrowed money of any other Person or the obligations of any other Person which would otherwise constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another Person in respect of indebtedness for borrowed money or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(d)
all indebtedness representing the deferred purchase price of any Property, if such indebtedness is not due and payable within ninety (90) days from the date of purchase, and all Purchase Money Obligations and obligations under Capital Leases; and

(e)	any amount by which current liabilities exceed current assets.

“Default” means any event or condition that with the passage of time specified, the giving of a notice or the satisfaction of a condition subsequent would constitute an Event of Default.

“Designated Account” means with respect to:

(a)	Canadian Dollars, account number [Redacted] of the Borrower maintained by the Agent at its main branch in Calgary, Alberta (Transit [Redacted]); and

(b)	U.S. Dollars, an account of the Borrower to be maintained by the Agent at such branch.

“Discount Note” means a non-interest bearing promissory note issued by the Borrower to a Non-BA Lender and denominated in Canadian Dollars, which shall either be substantially in the form attached hereto as Schedule “H” or in another form satisfactory to the Non-BA Lender and the Borrower, acting reasonably.

“Discount Price” means, with respect to each proposed bankers’ acceptance Draft which is required to be accepted and purchased under this Agreement by a Lender on any Drawdown Date or date of any rollover or conversion, that price equal to:

                                                 1
1 + {(the applicable Discount Rate) x [(number of days in term) ÷ 365]}

where “term” is the number of days to maturity of the applicable Bankers’ Acceptance, with the Discount Price rounded up or down to the fifth decimal and with .000005 being rounded up.

“Discount Proceeds” means the face amount of a Bankers’ Acceptance multiplied by the applicable Discount Price.

“Discount Rate” means in circumstances where bankers’ acceptance Drafts are required to be accepted and purchased, or BA Equivalent Loans are required to be made, under this Agreement:

(a)
by a Schedule I Bank or Alberta Treasury Branches on any Drawdown Date, Rollover Date or Conversion Date, the discount rate (expressed as a decimal) equal to the simple average (rounded up or down to the fourth decimal place and with .00005 being rounded up) of the discount rates at which each Schedule I Reference Banks would, in accordance with its normal banking practice, at or about 8:00 a.m. (Calgary time) on such date, be prepared to purchase bankers’ acceptances accepted by such Schedule I Reference Bank and having a comparable issue and maturity date as the issue and maturity date of such proposed bankers’ acceptance Draft (provided, however, if the Agent is the only Schedule I Reference Bank, the Discount Rate for Bankers’ Acceptances accepted by the Agent shall be such discount rate of the Agent); and

(b)	by a Schedule II Bank or a Schedule III Bank on any Drawdown Date, Rollover Date or Conversion Date, the lesser of:

(i)
the discount rate (expressed as a decimal) equal to the simple average (rounded up or down to the fourth decimal place with .00005 being rounded up) of the discount rates at which each Schedule II Reference Banks would, in accordance with its normal banking practice, at or about 8:00 a.m. (Calgary time) on such date, be prepared to purchase bankers’ acceptances accepted by it and having a comparable issue and maturity date as the issue and maturity date of such proposed bankers’ acceptance draft (provided, however, if there is only one Schedule II Reference Bank, the Discount Rate for Bankers’ Acceptances accepted by that Schedule II Reference Bank shall be such discount rate of that Schedule II Reference Bank); and

(ii)	the comparable discount rate referred to in paragraph (a) above plus 10 BPs; and

(c)
by a Non-BA Lender (other than Alberta Treasury Branches), on any Drawdown Date, Rollover Date or Conversion Date, the CDOR Rate applicable to Bankers’ Acceptances issued by a Schedule II Bank or a Schedule III Bank on the same date and having comparable maturity dates.

“Disposition” means with respect to any Person, the direct or indirect sale, transfer, assignment, conveyance, lease or other permanent disposition of any Property (including of Equity Securities) by that Person, whether now owned or hereafter acquired.

“Dollars”, “Cdn. Dollars”, “Canadian Dollars”, “Cdn. $” or “$” each means such currency of Canada which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

“Draft” has the meaning set out in Subsection 4.4(a)(i).

“Drawdown” means a borrowing of funds by way of Advances, other than by way of Rollover or Conversion, from the Lenders to or on behalf of the Borrower.

“Drawdown Amount” means the aggregate amount of all Drawdowns made on a Drawdown Date including, without limitation, the face amount of Bankers’ Acceptances.

“Drawdown Date” means the date specified in a Notice of Drawdown as the date on which a Drawdown shall occur, which date shall be a Business Day.

“Engineering Reports” means collectively the Independent Engineering Report and the In-house Engineering Report and “Engineering Report” means any one of the Engineering Reports.

“Environmental Laws” means any and all federal, provincial and local statutes, laws, regulations, ordinances, rules, judgments, orders, decrees or other governmental restrictions relating to the protection of the environment or the release of any substances into the environment including, without limitation, statutes, laws, regulations, ordinances, rules, judgments, orders, decrees and other governmental restrictions relating to emissions, discharges, releases, or threatened releases of Hazardous Materials into the environment (including, without limitation, ambient air, surface water, ground water or land) or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Securities” means, with respect to any Person, any and all shares or stock of, units of interest in, participations or rights in, such Person’s capital (or other equivalents however designated), whether voting or non voting, outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing.

“Equivalent Amount” in one currency (the “First Currency”) of an amount in another currency (the “Second Currency”) means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Second Currency at the Bank of Canada noon (Toronto time) Exchange Rate or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrower and the Agent.

“Event of Default” means an event specified in Section 12.1.

“Excess” has the meaning set out in Section 5.4(b).

“Existing Security” has the meaning set out in Schedule “I”.

“Existing Subordination Agreement” means the subordination agreement dated as of July 29, 2009 between the Borrower, Computershare and the Agent relating to certain of the Debenture Indentures.

“Exchange Rate” means with respect to any amount in the First Currency, the rate of exchange as quoted by the Bank of Canada as the daily noon rate of the First Currency (vis-a-vis the Second Currency) on the Business Day prior to the day on which the determination is required to be made.

“Federal Funds Effective Rate” means, for any day, an interest rate per annum equal to the weighted average (rounded upwards, if necessary, to the next 1/100th of 1%) of the annual rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York or, for any day on which such rate is not so published for a day that is a Business Day by the Federal Reserve Bank of New York, the average (rounded upwards, if necessary, to the next 1/100th of 1%) of the quotations for such day for such transactions received by or on behalf of the Agent from three federal funds brokers of recognized standing selected by the Agent.

“Financing Lease” means a lease of the Borrower or any of its Subsidiaries which is, in the opinion of the Agent, acting reasonably, in the nature of a financing transaction or an operating lease where the aggregate payments thereunder in any one (1) year period exceeds Cdn. $11,250,000.

“First Currency” has the meaning attributed to it in the definition of Equivalent Amount in Section 1.1.

“First Party” has the meaning attributed to it in Section 16.3.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, including for greater certainty the IFRS adopted in Canada as GAAP upon such standards becoming effective.

“Governmental Action” means an authorization, consent, approval, waiver, order, decree, license, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority (other than routine reporting requirements) or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority.

“Governmental Authority” means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, court, tribunal, board, bureau, department or commission (including any taxing authority) or any instrumentality or office of any of the foregoing (including any quarter tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or any entity directly or indirectly controlled by any of the foregoing.

“Guarantee” means, with respect to a Person, any absolute or contingent liability of that Person under any guarantee, agreement, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse or other obligation to pay, purchase, repurchase or otherwise be or become liable or obligated upon or in respect of any Debt of any other Person and including any absolute or contingent obligations to:

(a)	advance or supply funds for the payment or purchase of any Debt of any other Person;

(b)
purchase, sell or lease (as lessee or lessor) any Property or services primarily for the purpose of enabling any other Person to make payment of Debt or to assure the holder thereof against loss in respect of payment of Debt; or

(c)
indemnify or hold harmless any other Person from or against any losses, liabilities or damages, in circumstances intended to enable such other Person to incur or pay any Debt or to comply with any agreement relating thereto or otherwise to assure or protect creditors against loss in respect of such Debt.

Each Guarantee shall be deemed to be in an amount equal to the amount of the Debt in respect of which the Guarantee is given, unless the Guarantee is limited to a determinable amount in which case the amount of the Guarantee shall be deemed to be the lesser of the amount of the Debt in respect of which the Guarantee is given and such determinable amount.

“Hazardous Materials” means any substance that when released into the environment creates a material risk of causing material harm or degradation, immediately or at some future time, to the environment or any ascertainable risk to human health and without restricting the generality of the foregoing, includes any pollutant, contaminant, hazardous waste or dangerous goods as defined by Applicable Laws for the protection of the environment and human health.

“Hedge Liens” means Security Interests on cash or marketable securities of the Borrower or any Material Subsidiary granted in connection with any Hedge Transaction provided if such Security Interests are granted in connection with any foreign exchange or interest rate risk management transaction, such Security Interests only secure such foreign exchange or interest rate risk management transaction, and if such Security Interests are granted in connection with such hydrocarbon price risk management transaction, such Security Interests only secure the obligations of the Borrower or any Material Subsidiary to deliver Hydrocarbons or to make a payment at a future date pursuant to such transaction and the Borrower reasonably expects that it or such Material Subsidiary will produce sufficient Hydrocarbons in the ordinary course of business equal to or greater than the amount of production subject to such hydrocarbon price risk management transaction.

“Hedge Transaction” means any foreign exchange or interest rate risk management transaction, commodity or hydrocarbon price risk management transaction or other instrument, transaction or arrangement designed to alter the risks of any Person arising from fluctuations in any underlying variable.

“Hostile Acquisition” means an Acquisition of Equity Securities in a Person by the Borrower or any Subsidiary of the Borrower (other than Longview or its Subsidiaries) which is to be filed with the applicable securities regulatory authorities of Equity Securities in such Person where the board of directors or equivalent management body of such Person has neither approved such Acquisition nor recommended to the holders of Equity Securities in such Person that they sell their Equity Securities pursuant to the proposed Acquisition.

“Hydrocarbon Properties” means all P&NG Rights, Tangibles and Miscellaneous Interests.

“Hydrocarbons” means any petroleum, crude oil, crude bitumen and products derived therefrom, synthetic crude oil, natural gas, natural gas liquids and any and all other substances related to any of the forgoing, whether liquid, solid or gaseous, whether hydrocarbon or not, produced or producible in association with any of the forgoing, including hydrogen sulphide and sulphur.

“IFRS” means International Financial Reporting Standards adopted by the International Standards Board from time to time.

“In-house Engineering Report” means a report, in form satisfactory to the Agent, acting reasonably, prepared by the Borrower’s in-house engineering staff, which report, together with such supporting documentation as the Agent may reasonably require, contains an estimate of the Reserves which are the subject matter of that report as of the date of that report.

“Income Tax Act” means the Income Tax Act, R.S.C. c.1985.c. 1 (5th Supplement).

“Indemnitee” means any of the Agent, the Lenders or their respective Affiliates, officers, directors, employees, agents and attorneys.

“Independent Engineering Report” means a detailed NI 51-101 compliant report containing an estimate of the Reserves prepared by an Independent Petroleum Engineer, to be dated effective on or about  January 1 of the calendar Year in which such report is to be delivered by the Borrower pursuant to Section 7.1, or to be dated effective on or about August 1 of the calendar Year in which such report is to be delivered by the Borrower pursuant to Section 7.1 (or in each case, such other date as may be acceptable to the Agent depending upon the purpose for which such report is delivered to the Agent), which report: (a) covers the Borrowing Base Properties; (b) is certified by the Independent Petroleum Engineer; (c) is prepared in accordance with established criteria generally accepted in the oil and gas industry and standards customarily used by such Independent Petroleum Engineer in making determinations and appraisals; (d) is based upon assumptions, methods of calculation, estimates and projections fully disclosed in such report and which are satisfactory to the Lenders, acting reasonably; and (e) contains a statement of any changes in assumptions, methods of calculations or data base from the previous engineering report delivered by the Borrower pursuant to Section 7.1 or otherwise pursuant hereto.

“Independent Petroleum Engineer” means any qualified Person carrying on the business of estimating the value of Hydrocarbon Properties, who is appointed by the Borrower and who is satisfactory to the Agent, acting reasonably, and who is in fact independent, provided that such Person may be regularly retained by the Borrower.

“Interest Expense” means, in respect of any financial period of the Borrower, total interest expense (including interest on Capital Leases and Financing Leases) of the Borrower during such period with respect to all outstanding indebtedness of the Borrower, including, without limitation, all capitalized interest, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net amount payable or receivable in respect of Hedge Transactions which relate to interest rate hedges or combined interest rate and foreign exchange hedges and all preferred share dividends declared and paid by the Borrower, all as determined in accordance with GAAP on a Consolidated Basis.

“Interest Payment Date” means:

(a)	in relation to a Prime Rate Loan or U.S. Base Rate Loan, the last Business Day of each Month; and

(b)
in relation to a LIBOR Loan, the last day of each applicable LIBOR Period and, if any LIBOR Period is longer than three months, the last Business Day of each such three month period during such LIBOR Period.

“Lender LIBOR Suspension Notice” has the meaning set out in Section 2.9(a)(iii).

“Lender BA Suspension Notice” has the meaning set out in Section 2.9(b)(ii).

“Lenders” means collectively:

(a)	BNS and each Person that is a Party to this Agreement from time to time as a lender; and

(b)	such other Persons which become Parties hereto as Lenders pursuant to Article 14 and Article 15;

and their respective successors and permitted assigns, and “Lender” means any one of them.

“Lending Value Component” means that portion determined by the Agent of the Borrowing Base Limit then in effect that was attributed, in the most recent determination or redetermination of the Borrowing Base Limit, to a Borrowing Base Property.

“LIBOR” means, for each LIBOR Loan, the rate of interest per annum appearing on the display shown as LIBOR 01 Page on the Reuters Monitor Money Service (or any display substituted therefor) at or about 11:00 a.m. London, England time on the second Business Day prior to the first day of the applicable LIBOR Period; provided that if the LIBOR 01 Page (or any display substituted therefor) is unavailable, then LIBOR shall be the rate of interest per annum determined by the Agent with reference to page 3750 of the Telerate screen at or about 11:00 a.m. London, England time on the second Business Day prior to the first day of the applicable LIBOR Period; and provided further that if both the LIBOR 01 Page and the Telerate page 3750 are unavailable, then LIBOR shall be as determined by the Agent and rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%, at which U.S. Dollar deposits are offered by BNS to leading banks in the London Interbank Eurodollar Market at or about 11:00 a.m. London local time on the second Business Day prior to the first day of the applicable LIBOR Period in an amount equal to or nearest to the principal amount of the applicable LIBOR Loan and for the same period.

“LIBOR Loan” means an Advance in U.S. Dollars for which LIBOR is the reference interest rate.

“LIBOR Margin” means the margins determined in the definition of Applicable Pricing Margin in respect of LIBOR Loans based upon the relevant Consolidated Debt to Cash Flow Ratio.

“LIBOR Period” means, in relation to a LIBOR Loan, the interest period selected by the Borrower hereunder, commencing on the relevant Drawdown Date, Rollover Date or Term Conversion Date for such LIBOR Loan; provided that:

(a)	each LIBOR Period shall have a term of approximately one, two, three or six months and shall be subject to the availability of a market for LIBOR Loans of such term;

(b)	the last day of each LIBOR Period shall be also the first day of the next LIBOR Period in the case of a Rollover;

(c)
the last day of each LIBOR Period shall be a Business Day and if the last day of a LIBOR Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the Business Day next following the last day of the LIBOR Period selected unless such next following Business Day falls in the next calendar month in which event the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the Business Day next preceding the last day of the LIBOR Period selected by the Borrower; and

(d)	the last day of all LIBOR Periods for all LIBOR Loans in respect of a Lender shall be on or prior to the Maturity Date of such Lender.

“Loan Documents” means this Agreement, the Subordination Agreements, the Security Documents and any other instruments and agreements entered into among the Lenders, the Agent and the Borrower or any Subsidiary or any of them relating to the Credit Facilities.

“Loans” mean collectively Prime Rate Loans, BA Equivalent Loans, U.S. Base Rate Loans and LIBOR Loans.

“Longview” means Longview Oil Corp. and its successors and assigns.

“Longview Assets” means the Property acquired by Longview pursuant to the 2011 Purchase and  Sale Agreement.

“Longview Share Pledge” has the meaning set out in Section 9.1(b).

“Material Acquisition” means an Acquisition by the Borrower or a Material Subsidiary where the purchase price is in excess of 10% of the Borrowing Base Limit or the Equivalent Amount thereof in the currency in which the Acquisition is denominated.

“Material Adverse Effect” means any fact or circumstance which would have a material adverse effect on the business, financial condition, operations or Property of the Borrower and the Material Subsidiaries taken as a whole.

“Material Contracts” means collectively:

(a)	the Debenture Indentures;

(b)	the Technical Services Agreement; and

(c)
any other contract, licence or agreement (i) to which the Borrower or any Material Subsidiary is a party, and (ii) which (A) provides for receipts or liabilities in excess of Cdn. $15,000,000 in any financial Year, or (B) the termination or absence of which would have a Material Adverse Effect.

“Material Disposition” means a Disposition by the Borrower or a Material Subsidiary where the sale price is in excess of 10% of the Borrowing Base Limit or the Equivalent Amount thereof in the currency in which the Disposition is denominated.

“Material Subsidiary” means any direct or indirect Subsidiary of the Borrower (other than Longview or any direct or indirect Subsidiary of Longview) that (a) owns or has a right, title or interest in any Hydrocarbon Property and the Borrower would not be in compliance with Section 11.1(s) if such Subsidiary was not a Material Subsidiary, (b) owns Equity Securities in a Material Subsidiary, or (c) is designated as a Material Subsidiary under Section 9.8.

“Maturity Date” means in respect of:

(a)	the Revolving Facility, the Term Conversion Date of each Lender; and

(b)	the Converted Term Facility, the Converted Term Maturity Date of each Lender.

“Minor Title Defects” means, with respect to any Borrowing Base Property, minor defects or irregularities in the title of the Borrower or any Material Subsidiary to such Borrowing Base Property which do not in aggregate materially adversely affect the marketability of that title or the right of the Borrower or any Material Subsidiary to receive its share of the production generated by such Borrowing Base Property or the income derived therefrom.

“Miscellaneous Interests” means, in respect of any P&NG Rights or Tangibles, all interests, property and rights at such time, whether contingent or absolute, legal or beneficial, present or future which affect or are related to or are associated with such P&NG Rights or Tangibles, including, without limitation, the following property, rights, and assets: (a) all present and future contracts, agreements and documents (including Title and Operating Documents and insurance contracts) relating to such P&NG Rights or Tangibles or any rights in relation thereto; (b) all present and future surface rights which are used or useful in connection with such P&NG Rights or Tangibles; (c) all present and future permits, licenses, authorizations and deposits relating to such P&NG Rights or Tangibles, including in respect of facilities, wells and pipelines, or the export, removal, transportation, purchase or sale of Hydrocarbons; (d) all Hydrocarbons in the course of production from such P&NG Rights; (e) all books, maps, records, documents, seismic, geological, engineering, data processing, well, plant and other reports, data, information, computer programs or other records which relate to or are used or useful in connection with such P&NG Rights or Tangibles; and (f) all extensions, renewals, amendments or replacements of or to any of the foregoing items.

“Month” means a calendar month.

“Net Income” means, in respect of any period, the net income or loss, as applicable, of the Borrower, determined on a Consolidated Basis, after income taxes but excluding extraordinary items, as shown on the Borrower’s consolidated statement of operations for such period.

“Net Proceeds” means in respect of a Bankers’ Acceptance, the Discount Proceeds, less the Stamping Fee.

“Non-BA Lender” means a Lender that cannot accept bankers’ acceptances in the ordinary course of its business.

“Non-Funding Lender” has the meaning ascribed to it in Section 2.8(e).

“Notice of Drawdown” means a notice by the Borrower to the Agent substantially in the form attached hereto as Schedule “B”.

“Notice of Cancellation” means a notice by the Borrower to the Agent of a permanent reduction in any undrawn portion of the Commitments given in accordance with Section 5.5, which notice shall be substantially in the form attached hereto as Schedule “C”.

“Notice of Repayment” means a written notice by the Borrower to the Agent with respect to any repayment where by the terms of this Agreement such notice is required.

“Notice of Rollover/Conversion” means a notice by the Borrower to the Agent substantially in the form attached hereto as Schedule “D” to this Agreement.

“Obligations” means, at any particular time, all of the then indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or unmatured, liquidated or unliquidated, of the Borrower to the Lenders and the Agent arising:

(a)
under the Credit Facilities or created by reason of or in respect of this Agreement or any of the Loan Documents, including, without limitation, all unpaid Prime Rate Loans, U.S. Base Rate Loans, LIBOR Loans and any unpaid interest thereon, the face amount of all Bankers’ Acceptances; and

(b)	all fees due under this Agreement and all costs or expenses of the Lenders and the Agent and any other sums payable to the Lenders and the Agent under the terms of the Loan Documents.

“Operating Commitment” means the maximum amount of credit available to the Borrower under the Operating Credit Facility, being Cdn. $20,000,000 as of the date hereof.

“Operating Credit Agreement” means the fifth amended and restated letter loan agreement dated as of April 14, 2011 between the Borrower as borrower and the Operating Lender as lender, as such agreement may hereafter be amended, supplemented, extended, revised or restated from time to time.

“Operating Lender” means BNS.

“Operating Credit Facility” means the operating credit facility, and upon the conversion thereof, the term facility, established pursuant to the Operating Credit Agreement.

“Operating Obligations” means, at any particular time, all of the then indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or unmatured, liquidated or unliquidated, of the Borrower to the Operating Lender arising under the Operating Credit Facility or created by reason of or in respect of the Operating Credit Agreement or any of the Security Documents (calculated without duplication of the Obligations), including, all principal, unpaid interest, all fees due under the Operating Credit Agreement, the face amount of any letter of credit or guarantee or bankers acceptance issued under the Operating Credit Agreement, and all costs or expenses of the Operating Lender and any other sums payable to the Operating Lender under the Operating Credit Agreement or the Security Documents (calculated without duplication of the Obligations) or otherwise pertaining to the Operating Credit Facility.

“Original Credit Agreement” means the Fourth Amended and Restated Syndicated Credit Agreement dated as of July 29, 2009 Borrower, the Agent and certain of the Lenders, as amended June 15, 2010.

“P&NG Rights” means the entire right, title, estate and interest of a Person (whether legal or beneficial, contingent or absolute, present or future) in and to all rights to explore for, drill for, produce, save or market Hydrocarbons, rights to Hydrocarbons when produced or a share thereof, rights to the proceeds of, or to receive payments calculated by reference to the quantity or value of, production from Hydrocarbons when produced, or a share thereof, rights in lands or documents of title relating thereto, including leases, subleases, licenses, permits, reservations, profits a prendre, rights and privileges, and rights to acquire any of the forgoing rights, and P&NG Rights include: (a) interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests; (b) fractional or undivided interests in any of the foregoing; (c) freehold, leasehold or other interests; and (d) options in respect of the foregoing.

“Parties” means the Borrower, the Lenders and the Agent and their respective successors and permitted assigns and “Party” means any one of the Parties.

“Permitted Dispositions” means, in respect of the Borrower or any of its Material Subsidiaries, any of the following:

(a)
a sale or disposition by such Person of any of its Hydrocarbon Properties (and related tangibles) resulting from any pooling, unit or farmout agreement entered into in the ordinary course of business and in accordance with industry practice when, in the reasonable judgment of such Person, it is necessary or desirable to do so in order to facilitate the orderly exploration, development or operation of such Hydrocarbon Properties;

(b)
a sale or disposition by such Person in the ordinary course of business and in accordance with industry practice of tangible personal Property which forms part of its Hydrocarbon Properties, which is obsolete, no longer used or useful for its intended purpose or being replaced in the ordinary course of business;

(c)	a sale or disposition by such Person of current or future production from Hydrocarbon Properties made in the ordinary course of business;

(d)
sales or dispositions of Borrowing Base Properties and related tangibles if the total values of the Borrowing Base Properties and related tangibles sold or disposed of in any period of one Year since the most recent determination or redetermination of the Borrowing Base Limit, valued in each case at their purchase price or their exchange value (in the case of Property exchanges):

(i)	do not exceed the then current Annual Disposition Limit; or

(ii)	are made in accordance with the provisions of Section 7.3(b); and

(e)	the sale or disposition of Hydrocarbon Properties which do not constitute Borrowing Base Properties, in accordance with sound industry practice.

“Permitted Encumbrances” means, as of any time, any of the following:

(a)	a lien for taxes, assessments or governmental charges (including Taxes):

(i)	which are not due or delinquent at that time; or

(ii)
the validity of which the Borrower or any of its Material Subsidiaries is contesting in good faith at that time and which at such time is not a material risk to the Borrowing Base Properties whether because no steps or proceedings to enforce such lien have been initiated at that time or because the value of the Property of the Borrower or such Material Subsidiary affected thereby is not material to the Property of the Borrower and its Material Subsidiaries taken as a whole;

(b)
the lien of any judgment rendered, or order filed, against Property of the Borrower or any of its Material Subsidiaries which the Borrower or such Material Subsidiary is contesting in good faith at that time:

(i)	in respect of which the Borrower or such Material Subsidiary has set aside a reserve sufficient to pay such judgment or claim in accordance with GAAP; or

(ii)	which are not material, having regard to the Property of the Borrower and its Material Subsidiaries taken as a whole;

(c)	a lien, privilege or other charge imposed or permitted by law (such as, without limitation, a carrier’s lien, builder’s lien or materialmen’s lien) which either:

(i)	relates to obligations not due or delinquent at that time; or

(ii)
at such time is not a material risk to Property of the Borrower or any of its Material Subsidiaries whether because no steps or proceedings to enforce the lien, privilege or charge have been initiated at that time or because the value of the Property of the Borrower or such Material Subsidiary affected thereby is not material to the Borrower and its Material Subsidiaries taken as a whole;

(d)	an undetermined or inchoate lien, privilege or charge arising in the ordinary course of and incidental to construction or current operations:

(i)	which has not been filed pursuant to law against the Borrower or any of its Material Subsidiaries or the Property of the Borrower or any of the Material Subsidiaries at that time;

(ii)	in respect of which no steps or proceedings to enforce such lien, privilege or charge have been initiated at that time;

(iii)	which relates to obligations which are not due or delinquent at that time; or

(iv)
if, at such time, such lien, privilege or charge does not pose  a material risk to Property of the Borrower or any of its Material Subsidiaries whether because no steps or proceedings to enforce the lien, privilege or charge have been initiated at that time or because the value of the Property of the Borrower or any of its Material Subsidiaries affected thereby is not material to the Borrower and its Material Subsidiaries taken as a whole;

(e)
a Security Interest on any of the Advantage Hydrocarbon Properties (including interests in Hydrocarbons in place and equipment and facilities) which is incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of such Advantage Hydrocarbon Properties as security in favour of any other Person conducting the development or operation of such Advantage Hydrocarbon Properties for the Borrower or any of its Material Subsidiaries, for the share of the costs and expenses of the Borrower or such Material Subsidiary of such development or operation which are not due or delinquent at that time or if due or delinquent which the Borrower or such Material Subsidiary is contesting in good faith, provided such contest does not involve any risk of loss of any material part of the Borrowing Base Properties;

(f)
a Security Interest on any of the Advantage Hydrocarbon Properties arising in the ordinary course of the oil and gas business pursuant to a processing or transmission arrangement securing the payment of the fees, costs and expenses of the processing or transmission (as the case may be) of Hydrocarbons under such processing or transmission arrangement, but only insofar as such Security Interest relates to obligations which are not due or delinquent at that time or if due or delinquent which the Borrower or any of its Material Subsidiaries is contesting in good faith, provided such contest does not involve any risk of loss of any material part of the production from the Borrowing Base Properties or the proceeds thereof, taken as a whole;

(g)
to the extent a Security Interest is constituted or created thereby, a pooling or unitization of the Advantage Hydrocarbon Properties in the ordinary course of business which, in the reasonable judgment of the Borrower, is necessary or advisable to facilitate the orderly exploration, development or operation of such Hydrocarbon Properties, provided that the value to the Borrower or any of its Material Subsidiaries of its interest in the Borrowing Base Properties which are subject to the pooling or unitization immediately after the pooling or unitization (taking into account obligations associated therewith) is not materially less than the value of its interest in such Borrowing Base Properties immediately before the pooling or unitization;

(h)	a farmout or overriding royalty interest created in respect of Advantage Hydrocarbon Properties that:

(i)	is granted or entered into with arm’s length third parties, in the ordinary course of business and in accordance with sound industry practice; and

(ii)	in the reasonable judgment of the Borrower, is necessary or advisable to grant or enter into in order to facilitate the orderly exploration or development of such Hydrocarbon Properties;

(i)
a penalty arising under non-participation or independent operations provisions of an operating agreement in respect of the Advantage Hydrocarbon Properties as a result of an election made by the Borrower or any of its Material Subsidiaries not to participate in a drilling or other operation, where the election not to participate has been made in accordance with the terms of the operating agreement and sound industry practices;

(j)
easements, rights-of-way, servitudes or other similar rights or restrictions in respect of land in which the Borrower or any of its Material Subsidiaries has an interest (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone, telegraph and cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons which either alone or in the aggregate do not materially detract from the value of the Borrowing Base Properties or materially impair its use in the operation of the Borrowing Base Properties;

(k)
a Security Interest given to a public utility or any Governmental Authority when and to the extent required by such utility or Governmental Authority where such Security Interest does not, either alone or in the aggregate, materially detract from the value of the Borrowing Base Properties subject to such Security Interest or materially impair its use in the operation of the Borrowing Base Properties;

(l)
the right reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof;

(m)
any Security Interest for money borrowed by the Borrower or any of its Material Subsidiaries, complete satisfaction of which has been provided for by deposit with the Agent of cash or, if required by the Agent, a surety bond satisfactory to the Agent in an amount sufficient to pay the liability in respect thereof in full;

(n)	the reservation in any original grant from the Crown of any land or interests therein and statutory exceptions to title;

(o)	any lease or sublease of substances other than Hydrocarbons provided that lease or sublease does not materially interfere with the enjoyment of any of the Borrowing Base Properties;

(p)	any ROFR or requirement to obtain consent of a third party to a disposition created in the ordinary course of the oil and gas business to the extent that it is not in default at the time;

(q)	lessors’ royalties, rights to convert, take-or-pay obligations, freehold royalties, gross royalty certificates and other similar interests not otherwise provided for in this definition:

(i)
in respect of Borrowing Base Properties, to the extent that those interests and obligations are taken into account by the most recent Engineering Report delivered by the Borrower hereunder or otherwise have been granted or created in the ordinary course of business and in accordance with sound industry practices; or

(ii)
in respect of Hydrocarbon Properties of the Borrower or any of its  Subsidiaries which do not constitute Borrowing Base Properties, if such interests and obligations are granted or created in the ordinary course of business and in accordance with sound industry practice;

(r)
Security Interests, farmouts, royalty interests, independent operating penalties and other interests, rights, privileges and encumbrances which encumber or charge the Property of a Subsidiary and which are in favour of the Borrower or another Material Subsidiary;

(s)
any other Security Interests (including, without limitation, Purchase Money Mortgages, Hedge Liens (other than the Security Documents) and the interests of lessors under Capital Leases and Financing Leases) securing in aggregate an amount not exceeding 5% of the Borrowing Base Limit at the time such Security Interests were created;

(t)
cash, marketable securities or bonds deposited in connection with bids or tenders, deposited with a court as security for costs in any litigation, deposited to secure workers’ compensation or unemployment insurance liabilities or deposited to secure the performance of statutory obligations;

(u)
Security Interests securing the performance of statutory obligations, surety or performance bonds and other obligations of like nature incurred in the ordinary course of business of the Borrower or any Material Subsidiary, provided that such Security Interests rank subordinate to the Security Documents and that all such Security Interests do not secure obligations to be performed in any 12 month period in excess of Cdn. $4,500,000;

(v)
Security Interests securing Subordinated Third Party Indebtedness which is in compliance with Subsection 11.2(e)(vi), which for greater certainty shall be subordinate to the Security Interests created by the Security Documents; and

(w)	the Security Documents.

“Permitted Intercorporate Transactions” has the meaning set out in Section 11.2(d).

“Person” means an individual, a partnership, a corporation, a company, a trust, an unincorporated organization, a union, a government or any department or agency thereof (collectively an “entity”) and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity.

“Prime Rate” means a fluctuating interest rate per annum (as is in effect from time to time) which is the greater of:

(a)
the interest rate per annum announced and adjusted from time to time by the Agent as its reference rate then in effect for determining interest rates on Canadian Dollar commercial loans made by it in Canada; and

(b)	the CDOR Rate on the applicable day plus 100 BPs.

“Prime Rate Loan” means an Advance in Canadian Dollars that bears interest at the Prime Rate.

“Prime Rate Margin” means the margin determined in the definition of Applicable Pricing Margin in respect of Prime Rate Loans based upon the applicable Consolidated Debt to Cash Flow Ratio.

“Principal Repayment” means the repayment by or for and on behalf of the Borrower to the Lenders of all or a portion of the Aggregate Principal Amount.

“Pro Rata Share” means:

(a)
at any particular time with respect to a particular Lender in respect of a Credit Facility, the ratio of (i) the Commitment of such Lender under such Credit Facility, to (ii) the aggregate of the Commitments of all Lenders under such Credit Facility; provided that if the Commitments under such Credit Facility have terminated or expired, the ratio shall be based on the outstanding Accommodations under such Credit Facility immediately following such termination or expiration, as the case may be; and

(b)
at any particular time with respect to a particular Lender in respect of all of the Credit Facilities, the ratio of the Commitment of such Lender under all of the Credit Facilities to the aggregate of the Commitments of all Lenders under all of the Credit Facilities; provided that if the Commitment under any particular Credit Facility has been terminated or expired, the ratio shall be calculated using the amount of the outstanding Accommodations under such Credit Facility immediately following such termination or expiration, as the case may be.

“Production Payments or Prepayments” means:

(a)	any prepayment made to the Borrower or any Material Subsidiaries for production of Hydrocarbons to be delivered in the future; and

(b)
principal obligations of the Borrower or any Material Subsidiaries respecting the sale or other transfer of any other interest in Property of the character commonly referred to as a “production payment”.

“Property” means, with respect to any Person, any present and after-acquired property, assets and undertaking (whether real or personal, tangible or intangible, moveable or immoveable, rights or privileges) in which such Person has an interest or rights.

“Proved Reserves” has the meaning adopted by or stipulated in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, as published by the Canadian Securities Administrators, as such instrument may be amended from time to time.

“Purchase Money Mortgage” means any Security Interest to secure a Purchase Money Obligation provided that the Property subject to that Security Interest is limited to the Property in respect of which the Purchase Money Obligation was incurred or assumed, and the identifiable or traceable proceeds thereof.

“Purchase Money Obligation” means:

(a)
any indebtedness incurred or assumed by the Borrower or any Material Subsidiary as all or part of, or incurred or assumed by the Borrower or any Material Subsidiary to provide funds to pay all or part of, the purchase price of any tangible Property acquired by the Borrower or such Material Subsidiary, provided that neither of the Borrower nor any Affiliates of the Borrower or any Material Subsidiary immediately prior to entering into an agreement for the acquisition of such Property, owned or had any interest in, or any entitlement to own, such Property or any portion thereof being so acquired unless such prior ownership, interest or entitlement is in the nature of an undivided co-ownership interest in Hydrocarbon Properties; and

(b)
any extension, renewal, refinancing or replacement (or successive extensions, renewals, refinancings or replacements), whether from the same or another lender, in whole or in part, of any indebtedness referred to in subsection (a) immediately above, provided that the principal amount of indebtedness secured by such extension, renewal, refinancing or replacement shall not exceed the principal amount of such indebtedness immediately prior to such extension, renewal, refinancing or replacement, and the Security Interests granted in respect of such indebtedness shall be limited to all or a part of the Property which secured such indebtedness immediately prior to such extension, renewal, refinancing or replacement.

“Quarter” means a 3 Month period commencing on the first day of each January, April, July or October.

“Register” has the meaning set out in Section 2.6(e).

“Required Lenders” means:

(a)
subject to paragraph (b) of this definition, a minimum of two (2) Lenders whose Commitments under the Credit Facilities are, in aggregate, in at least 66⅔% of the aggregate amount of the Commitments of all Lenders under the Credit Facilities, provided that if the Commitments under the Credit Facilities have terminated or expired, then the Required Lenders shall be calculated on the basis of the outstanding Accommodations of each Lender immediately following such termination or expiration; and

(b)	where the unanimous consent of all Lenders is required for certain actions pursuant to Section 13.2(b), all of the Lenders.

“Required Revolving Lenders” means Revolving Lenders whose Revolving Commitments are, in aggregate, at least 66⅔% of the Revolving Commitments of all Revolving Lenders.

“Reserves” means, as of a particular time, all of the Proved Reserves of the Borrower and its Material Subsidiaries at such time.

“Responsible Officer” means, with respect to the Borrower or any Material Subsidiary, its managing director, chief executive officer, president, chief operating officer, chief financial officer, vice president finance or secretary.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) (other than dividends and distributions of Equity Securities of the Borrower) with respect to any Equity Securities of the Borrower, or any payment, whether in cash, securities or other property, including any sinking fund or similar deposit (other than dividends and distributions of Equity Securities of the Borrower) on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any Equity Securities of the Borrower.

“Revolving Commitment” means, with respect to a particular Lender under the Revolving Facility, the amount specified at Closing in Schedule “G” and thereafter in the Register as such Lender’s commitment under the Revolving Facility, as the same may be revised, adjusted or reduced from time to time pursuant to the terms of this Agreement; and “Revolving Commitments” means the aggregate of the Revolving Commitments of all Revolving Lenders, which as at Closing is equal to the Authorized Revolving Amount.

“Revolving Facility” means the revolving, extendible credit facility in a maximum principal amount equal to the Revolving Commitment made available by the Lenders to the Borrower in accordance with, and subject to reduction in accordance with, the provisions hereof.

“Revolving Lender” means, at any time, each Lender under the Revolving Facility.

“ROFR” means, in relation to any Hydrocarbon Properties, an option, right of first refusal, right of first purchase, right of first offer or similar right.

“Rollover” means:

(a)	in relation to a LIBOR Loan, the continuation of all or any portion of such LIBOR Loan for an additional LIBOR Period; and

(b)	in relation to a Bankers’ Acceptance, the issuance of new Bankers’ Acceptances in respect of all or any portion of a Bankers’ Acceptance maturing at the end of its term.

“Rollover Date” means a Business Day that the Borrower has notified the Agent as the date on which a Rollover will take effect.

“Schedule I Banks” means those financial institutions which are listed on Schedule I to the Bank Act.

“Schedule I Reference Banks” means the Agent and such other Schedule I Bank which is a Lender and which, from time to time, is designated by the Borrower, in consultation with the Agent, as a Schedule I Reference Bank or, if there is no Lender other than the Agent which is a Schedule I Bank, the Agent alone.

“Schedule II Banks” means those financial institutions which are listed on Schedule II to the Bank Act.

“Schedule III Banks” means those authorized foreign banks under Schedule III of the Bank Act.

“Schedule II Reference Banks” means those two Schedule II Banks or Schedule III Banks which are Lenders and which, from time to time, are designated by the Borrower, in consultation with the Agent, as the Schedule II Reference Banks or, if there is only one Schedule II Bank or Schedule III Bank which is a Lender, that Lender alone.

“Second Currency” has the meaning attributed to it in the definition of Equivalent Amount in Section 1.1.

“Secured Hedge Agreement” means any agreement or contract respecting any Secured Hedge Transaction.

“Secured Hedge Counterparty” means (a) a Lender that is a counterparty to a Hedge Transaction with the Borrower or a Material Subsidiary, and (b) a Subsidiary or Affiliate of a Lender that is a counterparty to a Hedge Transaction with the Borrower or a Material Subsidiary and which agrees in writing to be bound by and obtain the benefit of this Agreement and the Security Documents, which agreement shall be in form and substance acceptable to the Agent.

“Secured Hedge Obligations” means all liabilities and obligations, whether accrued or contingent, of the Borrower or any Material Subsidiary to any Secured Hedge Counterparty pursuant to any Secured Hedge Transaction.

“Secured Hedge Transaction” means any Hedge Transaction to which a Secured Hedge Counterparty and the Borrower and/or a Material Subsidiary are party, including any Hedge Transaction between a Secured Hedge Counterparty and the Borrower in existence as of the Closing, but excluding any Hedge Transaction which is entered into by:

(a)	a Secured Hedge Counterparty contemplated by paragraph (a) of the definition of that term after such Secured Hedge Counterparty ceases to be a Lender; or

(b)	a Secured Hedge Counterparty contemplated by paragraph (b) of the definition of that term after the Lender of which it is a Subsidiary or Affiliate ceases to be a Lender.

“Secured Obligations” means, collectively:

(a)	the Obligations;

(b)	the Secured Hedge Obligations;

(c)	the Bank Product Obligations;

(d)	the Operating Obligations; and

(e)
the indebtedness, liabilities and obligations of the Material Subsidiaries under their Guarantees of the Secured Obligations and of the Borrower under its Guarantee of the Secured Hedge Obligations owing by any Material Subsidiary to the Secured Hedge Counterparties.

“Security Documents” means the Existing Security granted by the Borrower and the Material Subsidiaries, the Longview Share Pledge and the documents granted or to be granted by the Borrower and the Material Subsidiaries pursuant to and in accordance with Sections 9.2 and 9.3.

“Security Interest” means any mortgage, lien, pledge, charge (whether fixed or floating), security interest or other encumbrance of any kind, contingent or absolute, excluding however the interest of lessors under operating leases which are not Financing Leases.

“Spot Rate” means in relation to the conversion of U.S. Dollars into Dollars or the conversion of Dollars into U.S. Dollars, the Agent’s spot rate of exchange for buying or selling (as the case may be) such amount of Dollars and U.S. Dollars.

“Stamping Fee” means the fee determined and payable by the Borrower in accordance with Section 3.1(d).

“Standby Margin” means the margin determined in the definition of Applicable Pricing Margin in respect of the Standby Fee based on the applicable Consolidated Debt to Cash Flow Ratio.

“Standby Fee” has the meaning set out in Section 3.2(a).

“Subordinated Third Party Indebtedness” means all indebtedness for borrowed money created, incurred or assumed by the Borrower or a Material Subsidiary that is owing to a Person or Persons other than a Subsidiary of the Borrower, where such Subordinated Third Party Indebtedness has the following characteristics:

(a)
an initial final maturity date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender at the time the Subordinated Third Party Indebtedness is created, incurred or assumed;

(b)	no scheduled cash principal payments thereunder prior to the latest Maturity Date of any Lender at the time such Subordinated Third Party Indebtedness is created, incurred or assumed;

(c)
upon the occurrence and continuance of any Default or Event of Default, no interest, fees or other payments are made until the repayment in full of the Obligations, Bank Product Obligations and the Operating Obligations;

(d)
upon the occurrence of any Default or Event of Default, the rights and remedies of the holders of such Subordinated Third Party Indebtedness shall be subject to a standstill period of not less than six months; and

(e)
such Subordinated Third Party Indebtedness shall not have any covenants, events of default or other terms and conditions (except for pricing) which are more restrictive than those contained in this Agreement, but does not in any event include Convertible Debentures.

“Subordination Agreements” means the Existing Subordination Agreement and the 2011 Subordination Agreement, as such agreements are amended, replaced or restated from time to time.

“Subsidiary” in relation to any Person, means a corporation or other Person of which more than 50% of the outstanding Voting Securities are owned, directly or indirectly, by or for that Person, provided that the ownership of such Voting Securities confers the right to elect at least a majority of the board of directors or other similar governing management body of such other corporation or other Person and includes any corporation or other Person in like relation to a Subsidiary, and “Subsidiaries” means more than one Subsidiary and unless otherwise specified herein or unless the context otherwise requires, a reference herein to a Subsidiary or to Subsidiaries is a reference to a Subsidiary or Subsidiaries of the Borrower.

“Tangibles” means, in respect of a Person at any time, all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, of such Person at such time in and to any tangible property, apparatus, plants, equipment, machinery and fixtures, fixed or non-fixed, real or personal, used or capable of use in exploiting any Hydrocarbons including all systems, plants and facilities used or useful in producing, gathering, compressing, processing, treating, refining, storing, transporting or shipping Hydrocarbons, all tangible property and assets used or intended for use in exploration, producing, storing, injecting or removing Petroleum Substances, and all extensions, additions and accretions to any of the forgoing.

“Taxes” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, levies, imposts, stamp taxes, royalties, duties, charges to tax, value added taxes, commodity taxes, goods and services taxes, and all fees, deductions, compulsory loans, withholdings and restrictions or conditions resulting in a charge imposed, levied, collected, withheld or assessed as of the Closing or at any time in the future by any Governmental Authority of or within any jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon and any installments in respect thereof (but excluding any taxes calculated on the income, capital or franchise of any Lender and imposed on such Lender by any Governmental Authority of or within any jurisdiction whatsoever having power to tax) and “Tax” means any one of such Taxes.

“Technical Services Agreement” means the technical services agreement dated as of April 14, 2011 between Longview and the Borrower, as amended, confirmed, renewed, extended, replaced or restated from time to time.

“Term” means the term of the Credit Facilities, commencing on the Closing and ending (subject to acceleration, required or voluntary repayments and cancellations) on the last Maturity Date of the Lenders.

“Term Conversion Date” means, in respect of each Lender, June 17, 2011, as such date may be extended under Section 5.2(b).

“Title and Operating Documents” means, in respect of any P&NG Rights or Tangibles, collectively, (a) any and all certificates of title, leases, reservations, permits, licences, exploration agreements, assignments, trust declarations, operating agreements, royalty agreements, gross overriding agreements, participation agreements, farm-in and farm-out agreements, unit agreements, production sharing agreements, sale and purchase agreements, assignments, pooling agreements and any other documents and agreements granting, reserving or otherwise conferring rights to (i) explore for, drill for, produce, take, use or market Hydrocarbons, (ii) share in the production of Hydrocarbons, (iii) share in the proceeds from, or measured or calculated by reference to the value or quantity of, Hydrocarbons which are produced, and (iv) rights to acquire any of the rights described in items (i) to (iii) of this definition, and (b) any and all agreements (i) by virtue of which P&NG Rights or Tangibles were acquired or constructed or held, (ii) to which the construction, ownership, development of P&NG Rights or Tangibles are subject, or (iii) which grant rights which are or may be used in connection with P&NG Rights or Tangibles.

“U.S. Base Rate” means the greater of:

(a)
the interest rate per annum announced and adjusted from time to time by the Agent (rounded to three decimal places) as its reference rate (however described) for determining interest rates it will charge for commercial loans in U.S. Dollars made in Canada to Canadian customers of varying degrees of creditworthiness and which it refers to as its base rate on the date of determination (or any equivalent or analogous interest rate on such date);

(b)	the rate of interest per annum from time to time equal to the Federal Funds Effective Rate plus 100 BPs per annum; and

(c)	LIBOR for a LIBOR Period of thirty (30) days (commencing on the date of determination or, if such day is not a Business Day, commencing on the immediately preceding Business Day) plus 100 BPs.

“U.S. Base Rate Loan” means an Advance in U.S. Dollars which bears interest at a rate based on the U.S. Base Rate.

“U.S. Base Rate Margin” means the margin determined in the definition of Applicable Pricing Margin in respect of U.S. Base Rate Loans based upon the relevant Consolidated Debt to Cash Flow Ratio.

“U.S. Dollars” or “U.S. $” each means such currency of the United States of America which, as at the time of payment or determination, is legal tender therein for the payment of public or private debts.

“Voting Securities” means Equity Securities of any class of any corporation or other Person carrying voting rights under all circumstances, provided that, for the purposes of this definition, Equity Securities which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Securities, whether or not such event shall have occurred, nor shall any Equity Securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to Equity Securities of another class or classes by reason of the happening of such event.

“Wholly-Owned Subsidiary” means, with respect to any Person at any date, any Subsidiary of such Person in which such Person owns, directly or indirectly, 100% of all issued and outstanding Equity Securities.

“Year” means a 12 month period from any date.

1.2	Entire Agreement

This Agreement amends, restates and replaces the Original Credit Agreement and, together with the agreements and other documents to be delivered pursuant to this Agreement or the Original Credit Agreement, constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement or the other agreements and documents delivered pursuant to this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement or in one of the other agreements and documents delivered pursuant to this Agreement.

1.3	Time of Day

Unless otherwise specified, references to time of day or date mean the local time or date in the City of Calgary, Province of Alberta.

1.4	Business Day

Whenever any payment to be made or action to be taken pursuant to this Agreement is required to be made or taken on a day other than a Business Day, the payment is to be made or action taken on the next Business Day following.

1.5	Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in the Province of Alberta.

1.6	Certain Rules of Interpretation

(a)
In this Agreement, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the word “including” in this Agreement is to be construed as meaning “including, without limitation”.

(b)
The division of this Agreement into Articles, Sections and paragraphs, the insertion of headings and the provision of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(c)
References in this Agreement to an Article, Section, paragraph or Schedule are to be construed as references to an Article, Section, paragraph or Schedule of or to this Agreement unless otherwise specified.  The expressions “hereto”, “hereof”, “herein”, “hereby” and “hereunder” and similar expressions mean and refer to this Agreement and, unless the context otherwise requires, not to any particular Article, Section, paragraph or other subdivision of this Agreement

(d)
Unless otherwise specified in this Agreement, time periods within which or following which any payment is to be made or act is to be done will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day.

(e)
Unless otherwise specified, any reference in this Agreement to any statute includes all regulations made under or in connection with that statute from time to time, and is to be construed as a reference to that statute as amended, supplemented or replaced from time to time.

(f)	Wherever the context so requires, a term used herein importing the singular number shall also include the plural and vice versa.

1.7	Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.8	Time

Time shall be of the essence of this Agreement.

1.9	Conflicts

In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Loan Document then, despite anything contained in such other Loan Document, the provisions of this Agreement will prevail and the provisions of such other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict.  If any act or omission is expressly prohibited pursuant to a Loan Document (other than this Agreement) but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed pursuant to a Loan Document (other than this Agreement) but this Agreement does not expressly relieve the Borrower or any Material Subsidiary from such performance, such circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of such Loan Document.

1.10	Binding Effect

This Agreement shall become effective when it shall have been executed by the Borrower and the Agent and when the Agent shall have been notified by each Lender that such Lender has executed it.  Thereafter, it shall be binding upon and enure to the benefit of, but only to the benefit of, the Borrower, the Agent, each Lender, each Indemnitee and Agent Indemnitee and, to the extent provided in Section 1.11, each Secured Hedge Counterparty and, in each case, their respective successors and permitted assigns.

1.11	Secured Hedge Counterparties

The benefit of the provisions of the Security Documents creating Security Interests in any Property of the Borrower or any Material Subsidiaries shall extend to and be available to any Secured Hedge Counterparty as defined in paragraph (b) of the definition of such term, and the Agent will hold such Security Interests as agent on behalf of each such Secured Hedge Counterparty in accordance with the provisions of the Loan Documents and will hold and enforce such benefits in accordance with the Loan Documents on behalf of such Secured Hedge Counterparty as long as, by accepting such benefits, such Secured Hedge Counterparty agrees, as among the Agent, the Lenders and all other Secured Hedge Counterparties, that such Secured Hedge Counterparty is bound by any provision of this Agreement relating to Secured Hedge Counterparties (and, if requested by the Agent, shall confirm such agreement in a writing in form and substance acceptable to the Agent) and Article 9, Section 12.9 (Right of Setoff), Section 13.16 (Adjustments among Lenders) and Section 16.13 (Confidentiality), and the decisions and actions of the Agent and the Required Lenders to the same extent that a Lender is bound; provided, however, that, notwithstanding the foregoing:

(a)
such Secured Hedge Counterparty shall be bound by Section 13.3 only to the extent of liabilities, costs and expenses with respect to or otherwise relating to the Property subject to the Security Interests created by the Security Documents held for the benefit of such Secured Hedge Counterparty, in which case the obligations of such Secured Hedge Counterparty thereunder shall not be limited by any concept of Pro Rata Share or similar concept;

(b)
each of the Agent and the Lenders shall be entitled to act at its sole discretion, without regard to the interest of such Secured Hedge Counterparty, regardless of whether any Secured Hedge Obligation to such Secured Hedge Counterparty thereafter remains outstanding, is deprived of the benefit of such Property, becomes unsecured or is otherwise affected or put in jeopardy thereby, and without any duty or liability to such Secured Hedge Counterparty or any such Secured Hedge Obligation (and, in particular, the Agent will not be a fiduciary of such Secured Hedge Counterparty);

(c)
except as expressly set out herein, such Secured Hedge Counterparty shall not have any right to be notified of, consent to, direct, require or be heard with respect to, any action taken or omitted in respect of such Property or under any Loan Document; and

(d)
upon the repayment in full of the Obligations and the termination of the Commitments, decisions by any remaining Secured Hedge Counterparties shall be in accordance with Section 13.2, which shall thereupon apply mutatis mutandis to Secured Hedge Counterparties.

1.12	Amendments

No Loan Document may be amended orally and any amendment thereof may only be made by way of instrument in writing signed by, subject to Section 13.15, the Parties.

1.13	Waiver

(a)
Subject to Section 13.2, no waiver by a Party of any provision or of the breach of any provision of this Agreement shall be effective unless it is contained in a written instrument duly executed by the authorized officers or representatives of such Party.  Such written waiver shall affect only the matter specifically identified in the instrument granting the waiver and shall not extend to any other matter, provision or breach.

(b)
The failure of a Party to take any steps in exercising any right in respect of the breach or nonfulfillment of any provision of this Agreement shall not operate as a waiver of that right, breach or provision nor shall any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in law, in equity or otherwise.

(c)
Acceptance of payment by a Party after a breach or nonfulfillment of any provision of this Agreement requiring a payment by another Party to such Party shall constitute a waiver of such provision if cured by such payment, but shall not constitute a waiver or cure of any other provision of this Agreement.

1.14	Severability

If any portion of this Agreement or the application thereof to any circumstance shall be held invalid or unenforceable to an extent that does not affect the operation of this Agreement in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

1.15	GAAP

(a)
Wherever in this Agreement reference is made to a calculation to be made in accordance with GAAP, the reference is to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or its successor, applicable as at the date on which the calculation is made or required to be made in accordance with GAAP.

(b)
Except as expressly provided herein, all financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with GAAP consistently applied.  Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP consistently applied throughout the relevant period and relevant prior periods and, except as otherwise provided herein, reference to any balance sheet item, statement of income item, statement of cash flows item or statement of changes in financial position item means such item as computed from the applicable financial statement prepared in accordance with GAAP consistently applied.  For greater certainty, all accounting terms and financial covenants and thresholds hereunder have been based upon GAAP in effect on December 31, 2010 and do not reflect IFRS.

(c)
If there occurs a material change in GAAP, including as a result of a conversion to IFRS, and such change would require disclosure under GAAP in the financial statements of the Borrower and would cause any amount  required to be determined hereunder (the “Relevant Amount”) to be materially different than the amount that would be determined without giving effect to such change, the Borrower shall notify the Agent of such change (an “Accounting Change”).  Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect on the current and immediately prior year’s financial statements in accordance with GAAP and state whether the Borrower desires to revise the method of calculating the Relevant Amount (including the revision of any of the defined terms used in the determination thereof) in order that the amounts determined after giving effect to such Accounting Change and the revised method of calculating the Relevant Amount will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating the Relevant Amount.  The Accounting Change Notice shall be delivered to the Agent within 45 days of the end of the Quarter in which the Accounting Change is implemented, or if the Accounting Change is implemented in the fourth Quarter or in respect of an entire Year, within 90 days of the end of such period.  The Agent shall deliver a copy of the Accounting Change Notice to each Lender promptly after the Agent receives the Accounting Change Notice from the Borrower.

(d)
If, pursuant to the Accounting Change Notice, the Borrower does not indicate that it desires to revise the method of calculating the Relevant Amount, the Required Lenders may within 30 days of their receipt of the Accounting Change Notice notify the Agent that they wish to revise the method of calculating the Relevant Amount in the manner described above, and upon receipt of such notice the Agent will promptly notify the Borrower.

(e)
If the Borrower or Required Lenders indicate that they wish to revise the method of calculating the Relevant Amount, the Borrower, the Agent and the Required Lenders shall in good faith attempt to agree on a revised method of calculating the Relevant Amount.  If within 30 days of the notice by the Borrower or the Agent of the desire to revise the method of calculating the Relevant Amount the Borrower, Agent and Required Lenders have not entered into a written agreement amending this Agreement to implement such revision, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.  If no notice of a desire to change the method of calculation is given by the Borrower or the Agent within the applicable time period described above, the method of calculating the Relevant Amount shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Relevant Amount shall be determined after giving effect to such Accounting Change.

(f)
If a Compliance Certificate is delivered in respect of a Quarter or Year in which an Accounting Change is implemented without giving effect to any revised method of calculating the Relevant Amount, and subsequently, as provided above, the method of calculating the Relevant Amount is revised in response to such Accounting Change, or the amounts to be determined pursuant to the Relevant Amount are to be determined without giving effect to such Accounting Change, the Borrower shall deliver a revised Compliance Certificate.

1.16	Permitted Encumbrances

None of:

(a)	the fact that the Borrower or any Material Subsidiary is permitted to create or suffer to exist any Permitted Encumbrance;

(b)	the fact that any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances; or

(c)	the fact that the Security Interests created by the Security Documents are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Security Interest created by the Security Documents to any Permitted Encumbrance or to any other Security Interest or other obligation, whatsoever, it being the intention of the parties that all Security Interests created by the Security Documents shall at all times, to the maximum extent permitted by Applicable Law, rank as first priority Security Interests in priority to Permitted Encumbrances and all other Security Interests or other obligations whatsoever.

1.17	Schedules

The following are the schedules that are attached to and form part of this Agreement:

Schedule “A”	-	Borrowing Base Certificate
Schedule “B”	-	Notice of Drawdown
Schedule “C”	-	Notice of Cancellation
Schedule “D”	-	Notice of Rollover/Conversion
Schedule “E”	-	Compliance Certificate
Schedule “F”	-	Assignment and Acceptance
Schedule “G”	-	Schedule of Lenders and their Commitments
Schedule “H”	-	Discount Note
Schedule “I”	-	Existing Security

ARTICLE 2  CREDIT FACILITIES

2.1	Creation of Credit Facilities

(a)
Each Revolving Lender severally agrees, subject to the terms and conditions of this Agreement, to provide the Revolving Facility to the Borrower for the period from and after Closing until the Term Conversion Date, and agrees to make Accommodations available to the Borrower under the Revolving Facility by way of Prime Rate Loans, Bankers’ Acceptances, U.S. Base Rate Loans and LIBOR Loans, provided that the sum of all Accommodations by all Revolving Lenders outstanding under the Revolving Facility will not at any time exceed the Equivalent Amount in Canadian Dollars of the lesser of (A) the Revolving Commitments, and (B) an amount equal to the Borrowing Base Limit less the amount of any Converted Term Commitment and the Operating Commitment.

(b)
Each Converted Term Lender severally agrees, subject to the terms and conditions of this Agreement, to provide the Converted Term Facility to the Borrower for the period from each such Lender’s Term Conversion Date until its Converted Term Maturity Date, and agrees to make Accommodations by way of Conversions and Rollovers available to the Borrower under the Converted Term Facility by way of Prime Rate Loans, Bankers’ Acceptances, U.S. Base Rate Loans and LIBOR Loans.

(c)
The Parties acknowledge and agree that all Accommodation (as defined in the Original Credit Agreement) outstanding under the Original Credit Agreement together with interest accrued on the Prime Rate Loans (as defined in the Original Credit Agreement) and U.S. Base Rate Loans (as defined in the Original Credit Agreement) as of the Closing, and any other fees and costs included in the definition of Obligations (as defined in the Original Credit Agreement) incurred prior to the Closing, all of which Obligations (as defined in the Original Credit Agreement), shall be Obligations and shall be treated as Accommodations under the Revolving Facility.

(d)
No Lender shall be responsible for the Commitments of any other Lender.  The failure of any Lender to make its Pro Rata Share of an Accommodation available hereunder shall not give rise to any liability or obligation on the part of any other Lender, or result in any increase, reduce or other change to any other Lender’s Commitments.  The obligation of each Lender to make its Commitments available to the Borrower is a several obligation of that Lender to the Borrower and such obligation is not a joint or joint and several obligation with any other Lender.

2.2	Purpose

The Borrower will use the Accommodations obtained by it under the Revolving Facility for:

(a)	general corporate purposes, including the costs of the Borrower and its Material Subsidiaries of drilling, developing, equipping, exploiting, operating and acquiring Hydrocarbon Properties; and

(b)	subject to Section 2.8, Acquisitions.

2.3	Availability

(a)
Advances to the Borrower under the Revolving Facility shall be in Cdn. Dollars or U.S. Dollars or a combination thereof and are available to it, subject to the terms of this Agreement, by means of any one or a combination of:

(i)	for Advances in Canadian Dollars, Prime Rate Loans or Bankers’ Acceptances; and

(ii)	for Advances in U.S. Dollars, U.S. Base Rate Loans or LIBOR Loans, provided that the Borrower has established a U.S. Dollar Designated Account.

(b)
Prior to the Term Conversion Date of any Lender, the Aggregate Principal Amount outstanding under the Revolving Facility to such Lender may revolve and the Borrower may borrow, repay and re-borrow Loans and may issue, repay and re-issue Bankers’ Acceptances, subject always to the proviso in Section 2.1(a).

(c)	The Converted Term Facility shall be non-revolving and principal amounts repaid thereunder cannot be re-borrowed, provided that Accommodations may be availed by way of Rollovers or Conversions.

2.4	Drawdowns - Notices and Limitations

(a)	Notices. The Borrower may request a Drawdown under the Revolving Facility as follows:

(i)
in the case of any Drawdown other than a LIBOR Loan or Bankers’ Acceptance, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least one (1) Business Day prior to the proposed Drawdown Date;

(ii)	in the case of any Drawdown of a LIBOR Loan, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least three (3) Business Days prior to the requested Drawdown Date; and

(iii)
in the case of any Drawdown of a Bankers’ Acceptance, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least two (2) Business Days prior to the requested Drawdown Date, and upon receipt of a Notice of Drawdown by the Agent, the Borrower’s obligation to Drawdown the Drawdown Amount shown in the Notice of Drawdown on the Drawdown Date shall be irrevocable, unless otherwise agreed to by the Lenders in accordance with Section 13.2(b).

(b)	Minimum Amounts. Drawdown Amounts shall be not less than:

(i)	in the case of Prime Rate Loans or U.S. Base Rate Loans, Cdn. or U.S.$100,000;

(ii)	in the case of LIBOR Loans, U.S. $1,000,000 in the aggregate and in multiples of U.S. $100,000 thereafter; and

(iii)
in the case of a Bankers’ Acceptance, Cdn. $1,000,000, and amounts in excess thereof shall be in multiples of Cdn. $100,000 thereafter, with the total combined number of Bankers’ Acceptance tranches (determined on the basis of the maturity date of each such Accommodation) not to exceed at any time an aggregate of six.

(c)
Pro-rata Advances.  Unless otherwise expressly provided for hereunder, the Borrower shall choose Accommodations such that the amount and type thereof shall be allocated among the Lenders proportionately based on their Pro Rata Shares.  Accommodations shall be made available by the Lender and all repayments and reductions thereof shall be made and applied in a manner so that the Accommodation provided by each of the Lenders will correspond to their respective Pro Rata Shares of the Aggregate Commitments.  In the event it is not practicable to allocate a type of Accommodation in accordance with this Section 2.4(b), the Agent is authorized by the Borrower and each Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances; provided that such allocation results in the Accommodation made by each Lender being within Canadian $1,000 of such Lender’s respective Pro Rata Share.

(d)
Terms to Maturity of Bankers’ Acceptances.  Multiple terms to maturity shall be available with respect to Bankers’ Acceptances, provided that the minimum amounts of Accommodations of Bankers’ Acceptances set forth in Section 2.4(b) shall apply separately to each term to maturity and the allocation amongst the Lenders referred to in Section 2.4(b) shall apply separately to each term to maturity.  In no event shall any Bankers’ Acceptance have a term to maturity beyond the relevant Maturity Date of the Lender accepting the same.  The Borrower shall also ensure that the term to maturity of any outstanding Bankers’ Acceptance accommodates any Principal Repayments required under Article 5.

2.5	Rollovers and Conversions - Notices and Limitations

(a)	The Borrower may request Rollovers and Conversions under the Credit Facilities upon the following terms and conditions:

(i)
the Borrower may request a Rollover or Conversion by delivering a Notice of Rollover/Conversion with the same prior notice period that would apply if it was obtaining a Drawdown of the relevant type and amount of Accommodation, which Notice of Rollover/Conversion shall be irrevocable , unless otherwise agreed to by the Lenders in accordance with Section 13.2(b), and may, subject to Section 16.2, be given by the Borrower to the Agent by telephone and in such case shall be immediately followed by the Borrower delivering, by facsimile transmission, on the day of such telephone notice, a Notice of Rollover/Conversion, confirming such instructions;

(ii)	the Borrower may request a Rollover or Conversion of part of an Accommodation, provided that:

A.	each Accommodation resulting from such Rollover or Conversion is not less than the relevant Drawdown minimum specified in Section 2.4(b);

B.	any portion of an existing LIBOR Loan or Bankers’ Acceptance which is not rolled over or converted shall be repaid in accordance with the provisions hereof; and

C.
the Borrower may not convert a portion only or the whole of an outstanding Accommodation unless both the unconverted portion and converted portion of such Accommodation are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Accommodation of the same type as that portion as set forth in Section 2.4(b);

(iii)
in respect of Conversions of any Accommodation denominated in one currency to Accommodation denominated in another currency, the Borrower shall at the time of the Conversion repay the Accommodation or portion thereof being converted in the currency in which it was denominated;

(iv)	a Rollover or Conversion shall not result in an increase in Accommodation;

(v)
a Rollover or Conversion of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays the LIBOR breakage costs to the Lenders in accordance with Section 6.5(d)); and

(vi)	a Rollover or Conversion of a Bankers’ Acceptance may occur only on the maturity date for such Bankers’ Acceptance.

(b)	In anticipation of the expiry of each LIBOR Period for each LIBOR Loan, the Borrower shall do one or a combination of the following:

(i)	request a Rollover of all or part of such LIBOR Loan in accordance with Section 2.5(a);

(ii)	request a Conversion of all or part of such LIBOR Loan in accordance with Section 2.5(a); or

(iii)	repay all or part of such LIBOR Loan before 12:00 noon (Calgary time) on the last day of such LIBOR Period with notice in accordance with Section 5.4(a).

If and to the extent that the Borrower fails to so notify the Agent or to so pay the relevant LIBOR Loan in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a U.S. Base Rate Loan in an amount equal to that portion of the LIBOR Loan which is not rolled over, converted or repaid.

(c)
In anticipation of the maturity of any Bankers’ Acceptances, the Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers’ Acceptances:

(i)
(A) request a Rollover of the maturing Bankers’ Acceptances in accordance with Section 2.5(a), and (B) on the maturity date of the maturing Bankers’ Acceptances, pay to the Agent for the account of the Lenders any amount that the Borrower is required to pay under Section 4.3(e);

(ii)
(A) request a Conversion of the maturing Bankers’ Acceptances to another type of Accommodation in accordance with Section 2.5(a), and (B) on the maturity date of the maturing Bankers’ Acceptances pay to the Agent for the account of the Lenders an amount equal to the aggregate face amount of such Bankers’ Acceptances; or

(iii)
on the maturity date of the maturing Bankers’ Acceptances, pay to the Agent for the account of the Lenders an amount equal to the aggregate face amount of such Bankers’ Acceptances with notice in accordance with Section 5.4(a).

If and to the extent that the Borrower fails to so notify the Agent or so pay the relevant Bankers’ Acceptances in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a Prime Rate Loan in an amount equal to that portion of the Bankers’ Acceptance which is not rolled over, converted or repaid.

2.6	Funding of Accommodations

(a)
Funding.  Subject to the Borrower’s compliance with the notice requirements contained in Sections 2.4 and 2.5 and Article 4 and subject to the Borrower’s right to market Bankers’ Acceptances as permitted in Section 4.1(c), the proceeds of each Drawdown or Conversion requested by the Borrower shall be made available by the Lenders to the Agent by deposit of the applicable funds (which in the case of Bankers’ Acceptances shall, subject to Section 4.3, be the Net Proceeds) into  an account designated by the Agent no later than 2:00 p.m. Calgary, Alberta time on the Drawdown Date or Conversion Date, as applicable.

(b)	Notification of Lenders - Notice of Drawdown. Upon receiving a Notice of Drawdown in compliance with the notice requirements contained in Section 2.4, the Agent shall promptly notify each Lender of:

(i)	the particulars of the proposed Drawdown, including the Lender’s Pro Rata Share and the type of Accommodation to be made available by each Lender on the Drawdown Date;

(ii)	the appropriate Designated Account to which each Advance is to be credited; and

(iii)	the Drawdown Date.

In the case of Advances by way of Bankers’ Acceptances, the Agent shall deliver to the Lenders and the Borrower the notice contemplated by Section 4.3(b).

(c)
Notification of Lenders - Notice of Rollover/Conversion.  Upon receiving a Notice of Rollover/Conversion, or earlier if such notice was preceded by telephone instructions in compliance with the notice requirements contained in Section 2.5, the Agent shall promptly notify each Lender of:

(i)	the particulars of the proposed Rollover or Conversion, including the Lender’s Pro Rata Share and the type of Accommodation to be made available by each Lender;

(ii)	the appropriate Designated Account to which such Conversion is to be credited; and

(iii)	the date of Rollover or Conversion, as applicable.

In the case of Rollovers of or Conversions into Bankers’ Acceptances, the Agent shall deliver to the Lenders and the Borrower the notice contemplated by Section 4.3(b).

(d)
Disbursement.  The proceeds of each Drawdown or Conversion requested by the Borrower shall be made available by the Agent crediting the applicable funds (which in the case of Bankers’ Acceptances, subject to Sections 4.1(b) and 4.3, shall be the Net Proceeds) to the Designated Account in same day funds no later than 2:00 p.m. Calgary, Alberta time on the Drawdown Date or the date of conversion, as applicable.

(e)
Agent’s Records.  The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of Accommodation owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

2.7	Ranking of the Credit Facilities

The Parties agree that, subject only to Debt secured by Permitted Encumbrances which have priority by operation of law, the Secured Obligations shall rank as the most senior secured Debt of the Borrower.

2.8	Hostile Acquisitions

If the Borrower wishes to utilize Drawdowns to facilitate, directly or indirectly, a Hostile Acquisition by the Borrower or any Affiliate of the Borrower:

(a)
at least five (5) Business Days prior to the delivery to the Agent of a Notice of Drawdown made in connection with a Hostile Acquisition, the Responsible Officer of the Borrower shall notify the Agent (who shall then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine whether it has a conflict of interest which, in its judgment, would prevent it from participating in a Drawdown to be utilized for such Hostile Acquisition;

(b)
if a Lender, acting in good faith, determines that it shall not fund an Advance to be utilized for such Hostile Acquisition by reason of such conflict of interest, then upon such Lender so notifying the Agent, who shall then forthwith notify the Borrower, such Lender shall have no obligation to fund such Advance notwithstanding any other provision of this Agreement to the contrary;

(c)
each Lender shall use reasonable commercial efforts to notify the Agent as soon as practicable (and in any event within three (3) Business Days of receipt of the request) of its decision whether or not to fund a proposed Hostile Acquisition;

(d)
if a Lender fails to notify the Agent within three (3) Business Days of receipt of the request of its determination as to whether it has a conflict of interest which would prevent it from funding a proposed Hostile Acquisition such Lender shall be deemed to have decided not to participate in the funding of the Hostile Acquisition;

(e)
if a Lender (a “Non-Funding Lender”) notifies or is deemed to notify the Agent of its determination that it has a conflict of interest which prevents it from participating in the funding of a proposed Hostile Acquisition, the Agent shall notify the other Lenders of that determination and the other Lenders shall have the right but not the obligation to fund that portion of the financing of the Hostile Acquisition which would otherwise have been funded by the Non-Funding Lender, each in proportion to its Pro Rata Share (exclusive of the Non-Funding Lender) of such financing.  To the extent practicable a Non-Funding Lender shall increase its proportion of subsequent Advances which do not relate to the proposed Hostile Acquisition, such that the Accommodations provided by each Lender is restored as soon as reasonably possible to the each Lender’s Pro Rata Share.

2.9	Market Disruption with respect to LIBOR and Bankers’ Acceptances

(a)
Notwithstanding anything to the contrary herein contained, if at any time subsequent to the giving of a Notice of Drawdown or a Notice of Rollover/Conversion to the Agent by the Borrower with regard to any requested LIBOR Loan:

(i)
the Agent (acting reasonably) determines that by reason of circumstances affecting the London Interbank Eurodollar Market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested LIBOR Loan during the ensuing LIBOR Period selected;

(ii)
the Agent (acting reasonably) determines  that the making or continuing of the requested LIBOR Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London Interbank Eurodollar Market generally; or

(iii)
the Agent is advised by Lenders, acting reasonably, holding at least 25% of the Aggregate Commitments by written notice (each, a “Lender LIBOR Suspension Notice”), such notice received by the Agent no later than 2:00 p.m. (Calgary time) two (2) Business Days prior to the date of the requested Drawdown, Rollover or Conversion, as the case may be, that such Lenders have determined (acting reasonably) that LIBOR will not or does not represent the effective cost to such Lenders of U.S. Dollar deposits in such market for the relevant LIBOR Period, then the Agent shall give notice thereof to the Lenders and the Borrower as soon as possible after such determination or receipt of such Lender LIBOR Suspension Notice, as the case may be, and the Borrower shall, within one (1) Business Day after receipt of such notice and in replacement of the Notice of Drawdown or a Notice of Rollover/Conversion, as the case may be, previously given by the Borrower, give the Agent a Notice of Drawdown or a Notice of Rollover/Conversion, as the case may be, which specifies the Drawdown of any other Loan or the Conversion of the relevant LIBOR Loan on the last day of the applicable LIBOR Period into any other Loan which would not be affected by the notice from the Agent pursuant to this Subsection 2.9(a).

In the event the Borrower fails to give, if applicable, a valid replacement Notice of Rollover/Conversion with respect to the maturing LIBOR Loans which were the subject of a Notice of Rollover/Conversion, such maturing LIBOR Loans shall be converted on the last day of the applicable LIBOR Period into U.S. Base Rate Loans as if a valid replacement notice of Conversion or Rollover had been given to the Agent by the Borrower pursuant to the provisions hereof.  In the event the Borrower fails to give, if applicable, a valid replacement Notice of Drawdown with respect to a Drawdown originally requested by way of a LIBOR Loan, then the Borrower shall be deemed to have requested a Drawdown by way of a U.S. Base Rate Loan in the amount specified in the original Notice of Drawdown and, on the originally requested Drawdown Date, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a U.S. Base Rate Loan.

(b)	If:

(i)
the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for bankers’ acceptances accepted by the Lenders; or

(ii)
the Agent is advised by Lenders, acting reasonably, holding at least 25% of the Aggregate Commitments by written notice (each, a “Lender BA Suspension Notice”) that such Lenders have determined (acting reasonably) that the BA Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers’ Acceptances accepted by such Lenders in the market;

then:

(iii)
the right of the Borrower to request Bankers’ Acceptances or BA Equivalent Loans from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(iv)
any outstanding Notice of Drawdown requesting a Loan by way of Bankers’ Acceptances or BA Equivalent Loans shall be deemed to be a Notice of Drawdown requesting a Loan by way of a Prime Rate Loan in the amount specified in the original Notice of Drawdown;

(v)
any outstanding Notice of Rollover/Conversion requesting a Conversion of a Loan by way of U.S. Base Rate Loan or LIBOR Loan into a Loan by way of Bankers’ Acceptances or BA Equivalent Loans shall be deemed to be a Notice of Rollover/Conversion requesting a Conversion of such Loan into a Loan by way of a Prime Rate Loan; and

(vi)
any outstanding Notice of Rollover/Conversion requesting a Rollover of a Loan by way of Bankers’ Acceptances or BA Equivalent Loans, shall be deemed to be a Notice of Rollover/Conversion requesting a Rollover of such Loan into a Loan by way of a Prime Rate Loan.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower’s right to request the Bankers’ Acceptances or BA Equivalent Loans and of any termination of any such suspension.  A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 12:00 p.m. (Calgary time) on a Business Day and if not, then on the next following Business Day, except in connection with a Notice of Drawdown or Notice of Rollover/Conversion previously received by the Agent, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such previously received Notice of Drawdown or Notice of Rollover/Conversion if received by the Agent prior to 2:00 p.m. (Calgary time) one (1) Business Day prior to the proposed Drawdown Date, Conversion Date or Rollover Date (as applicable) applicable to such previously received Notice of Drawdown or Notice of Rollover/Conversion, as applicable.

ARTICLE 3  CALCULATION OF INTEREST, FEES AND EXPENSES

3.1	Calculation and Payment of Interest and Stamping Fees

(a)
Prime Rate Loans.  The Borrower shall pay interest on each Prime Rate Loan outstanding from time to time in Canadian Dollars at a variable rate per annum equal to the Prime Rate in effect from time to time plus the applicable Prime Rate Margin.  Interest on Prime Rate Loans shall accrue and be calculated (but not compounded) daily on the principal amount of each Prime Rate Loan on the basis of the actual number of days each such Prime Rate Loan is outstanding in a Year of 365 days (or 366 days in the case of a leap Year) and shall be compounded and payable monthly in arrears on each Interest Payment Date for such Prime Rate Loan.  Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to each Prime Rate Loan without the necessity of any notice to the Borrower.

(b)
U.S. Base Rate Loans.  The Borrower shall pay interest on each U.S. Base Rate Loan outstanding from time to time in U.S. Dollars at a variable rate per annum equal to the U.S. Base Rate in effect from time to time plus the applicable U.S. Base Rate Margin.  Interest on U.S. Base Rate Loans shall accrue and be calculated (but not compounded) daily on the principal amount of each U.S. Base Rate Loan on the basis of the actual number of days each such U.S. Base Rate Loan is outstanding in a Year of 365 days (or 366 days in the case of a leap Year) and shall be compounded and payable monthly in arrears on each Interest Payment Date for such U.S. Base Rate Loan.  Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to each U.S. Base Rate Loan without the necessity of any notice to the Borrower.

(c)
LIBOR Loans.  The Borrower shall pay interest on its LIBOR Loans outstanding from time to time at a rate per annum equal to the LIBOR for each LIBOR Period plus the applicable LIBOR Margin.  Interest on LIBOR Loans shall accrue daily on the principal amount of each LIBOR Loan outstanding during each such LIBOR Period and on the basis of the actual number of days of each such LIBOR Loan is outstanding in a year of 360 days.  Such interest shall be payable in arrears on each Interest Payment Date for such LIBOR Loan.

(d)
Stamping Fee on Bankers’ Acceptances.  A stamping fee shall be payable by the Borrower in respect of each Bankers’ Acceptance which shall be calculated by (i) multiplying the face amount of the Bankers’ Acceptance by the number of days in the term thereof, then (ii) dividing the product thereof by 365, then (iii) multiplying the quotient thereof by the BA Margin (the product thereof being the “Stamping Fee”).  The Borrower shall pay to the Agent the Stamping Fee with respect to each Bankers’ Acceptance on the date of acceptance thereof by a Lender either by direct payment to the Agent or the Lenders, as the case may be, or by the Agent deducting the Stamping Fee from the proceeds of the Bankers’ Acceptance.

(e)
Interest on Overdue Amounts.  To the maximum extent permitted by law, the Borrower shall pay interest on all overdue amounts owing by the Borrower hereunder (including any overdue interest payments) from the date each such amount is due until the date each such amount is paid in full.  Such interest shall be calculated daily, compounded monthly and payable on demand of the Agent at a rate per annum equal to (a) if the overdue payment is in respect of a Loan, the interest rate then applicable to such Loan plus [Redacted]% per annum and (b) if the overdue payment is not in respect of a Loan, at a rate per annum equal to the Prime Rate plus [Redacted]% per annum in respect of amounts due in Canadian Dollars, and at a rate per annum equal to the aggregate of the U.S. Base Rate plus [Redacted]% per annum in respect of amounts due in U.S. Dollars calculated and payable in accordance with Sections 3.1(a) and (b).

3.2	Standby Fees

(a)
The Borrower shall pay to the Agent on behalf of the Revolving Lenders a standby fee (the “Standby Fee”) with respect to the Revolving Facility payable in Canadian Dollars and calculated by multiplying the applicable Standby Margin by each Lender’s Pro Rata Share of the Revolving Commitment less the Aggregate Principal Amount of all Accommodations outstanding under the Revolving Facility.

(b)
The Standby Fee shall be calculated (but not compounded) and accrue daily, based on the average Exchange Rate in effect during the relevant month (if applicable), and shall be payable on the first Business Day of each Month, in arrears, in respect of the preceding Month.

(c)	For the purposes only of calculating the amount of a Standby Fee, the Agent shall determine the Equivalent Amount in Canadian Dollars of all outstanding Accommodations denominated in U.S. Dollars.

3.3	Expenses

The Borrower shall pay or reimburse the Agent and the Lenders for the following expenses, including reasonable legal fees and disbursements on a full indemnity basis:

(a)
those expenses of the Agent incurred in connection with the negotiation, preparation and entering into of this Agreement and all other Loan Documents and the negotiation, preparation and entering into of the loan syndication documents in respect of the syndication of the Credit Facilities and any amendments thereto requested or initiated by the Borrower; and

(b)	those reasonable expenses of the Agent and the Lenders incurred in connection with:

(i)	the enforcement of the Credit Facilities, this Agreement and the other Loan Documents;

(ii)	the inspection or approval of any Property of the Borrower or any of its Subsidiaries contemplated by this Agreement; and

(iii)
any environmental audit or study undertaken or commissioned by the Agent or the Lenders, acting reasonably, provided that, however, the Agent and the Lenders shall not undertake or commission any environmental audit or study without first consulting with the Borrower and obtaining the Borrower’s consent, such consent not to be unreasonably withheld, provided further that it shall not be necessary to obtain such consent upon the occurrence and during the continuance of an Event of Default.

3.4	Fees

The Borrower shall pay to the Agent for its own account the fees required to be paid by the Borrower pursuant to the separate fee agency agreement between the Borrower and the Agent.  Any unpaid fees under the fee agency letter shall be deemed to form part of the Obligations.

3.5	General Provisions Regarding Interest

(a)
In the event of any dispute, disagreement or adjudication involving or pertaining to the determination of the Prime Rate, U.S. Base Rate, LIBOR, Discount Rate, CDOR Rate or Federal Funds Effective Rate in effect at any time, the certificate of the Agent as to such rate shall be accepted as prima facie evidence thereof for all purposes of this Agreement.

(b)	Each determination by the Agent of the amount of interest, fees or other amounts due from the Borrower hereunder shall be prima facie evidence of the accuracy of such determination.

(c)	All interest, fees and other amounts payable by the Borrower hereunder shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment.

(d)
To the maximum extent permitted by Applicable Law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders.

(e)	For the purposes of the Interest Act (Canada):

(i)
the annual rate of interest which is equivalent to the interest rate determined by reference to LIBOR hereunder shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360;

(ii)	the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement;

(iii)	the rates of interest specified in this Agreement are intended to be nominal rates and not effective rates; and

(iv)	unless otherwise stated, the rates of interest specified in this Agreement are to be calculated on the basis of a calendar year of 365 days.

(f)
In no event shall any interest, fees or other amounts payable hereunder exceed the maximum rate permitted by Applicable Law.  If any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced to the maximum rate recoverable under Applicable Law and the Parties and the Material Subsidiaries shall be deemed to have agreed to such amount.  In particular, in no event shall the aggregate “interest” (which, for the purposes of this section, bears the definition stipulated in section 347 of the Criminal Code) payable under this Agreement exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in that section) permitted under that section and, if any payment, collection or demand pursuant to this Agreement or portion of any such payment, collection or demand in respect of interest is determined to be contrary to the provisions of that section, any such payment, collection or demand or such portion thereof shall be deemed to have been made by mutual mistake of the Borrower, the Material Subsidiaries, the Agent and the Lenders and the amount of such payment or collection shall be applied first in reduction of the principal portion of the Obligations, then in reduction of any other Obligations legally owing, with any remaining portion being refunded to the Borrower.  For purposes of this Agreement, the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles over the term of the relevant Credit Facility on the basis of annual compounding of the lawfully permitted rate of interest and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive, absent error, for the purposes of such determination.

3.6	Change in Applicable Pricing Margins

Whenever this Agreement calls for a change in an Applicable Pricing Margin by reason of a change in the Consolidated Debt to Cash Flow Ratio, each such change shall be effective on the first day following the end of the Quarter in which the Compliance Certificate disclosing (or which would disclose) the change in the Consolidated Debt to Cash Flow Ratio giving rise to such change in the Applicable Pricing Margin is delivered or deliverable by the Borrower to the Agent.  In respect of Loans and Standby Fees, the Borrower shall pay interest and Standby Fees calculated with reference to the new Applicable Pricing Margin effective on the first day following the end of such Quarter, notwithstanding that any Accommodation was made prior to such date.  In the case of any outstanding Bankers’ Acceptances, the Borrower and the Lenders agree that the Stamping Fee will be adjusted between them to reflect the change in the BA Margin to the end of the remaining term of each outstanding Bankers’ Acceptance.  Notwithstanding the forgoing, in the case of a Compliance Certificate deliverable pursuant to Subsection 11.1(l) in respect of the financial statements deliverable pursuant to Subsection 11.1(j), any change in the Applicable Pricing Margins called for by reason of a change in the Consolidated Debt to Cash Flow Ratio shall be made retroactively to the first day following the end of the Quarter which follows the four Quarter accounting period to which the Compliance Certificate relates.

ARTICLE 4  BANKERS’ ACCEPTANCES

4.1	Bankers’ Acceptances

(a)
Term of Bankers Acceptances. The Borrower and the Agent, without any binding obligation to do so, shall consult with each other to ascertain appropriate terms to maturity of Bankers’ Acceptances, having regard to the amount the Borrower wishes to borrow from time to time by way of Bankers’ Acceptances and general market conditions affecting the purchase and sale of bankers’ acceptances generally, but in no event shall such term end in respect of any Bankers’ Acceptance subsequent to the Converted Term Maturity Date, if the Bankers’ Acceptance was issued under the Converted Term Facility.

(b)
General.  Subject to the terms and conditions of this Agreement, each Lender, other than a Non-BA Lender, hereby agrees, when requested by the Borrower, to accept and purchase at the applicable Discount Price its Pro Rata Share of Bankers’ Acceptances requested by the Borrower pursuant to Section 2.4 or Section 2.5 and to provide to the Agent for the account of the Borrower the Net Proceeds in respect thereof.  Each Draft tendered by the Borrower for acceptance by a Lender shall be in that Lender’s standard form of Draft.   Subject to Sections 2.4 and 2.5, each Bankers’ Acceptance shall be in an amount of Canadian $100,000 or integral multiples thereof.  Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it.

(c)
Borrower’s Right to Market Bankers’ Acceptances.  The Borrower shall have the option to market Banker’s Acceptances independently.  In doing so, the Borrower shall, in its Notice of Drawdown or Notice of Rollover/Conversion, as applicable, notify the Agent of the information required for an Accommodation of Bankers’ Acceptances hereunder and, on the proposed date of any such Accommodation, the Borrower shall notify the Agent verbally, or in writing if the Agent requests written notification, of the identity of the purchasers of such Bankers’ Acceptances and the settlement instructions in connection therewith.  The right of the Borrower to market its own Bankers’ Acceptances is in addition to and not in substitution of the obligation of the Lenders to purchase Banker’s Acceptances if and when requested by the Borrower pursuant to Section 4.1(a).

4.2	Terms of Acceptance by Lenders

The Borrower shall provide for payment to the Agent, for and on behalf of the accepting Lenders, of the face amount of each Bankers’ Acceptance at its maturity, either at the option of the Borrower by payment of the full face amount thereof or through utilization of an Accommodation in accordance with this Agreement, or through a combination thereof, and in so doing the Borrower shall comply with the notice requirements of Sections 2.5 and 5.4(a) and this Article 4.  The Borrower hereby waives presentment for payment of Bankers’ Acceptances by the Lenders and any defence to payment of amounts due to a Lender in respect of a Bankers’ Acceptance which might exist by reason of such Bankers’ Acceptance being held at maturity by the Lender which accepted it and agrees not to claim from such Lenders any days of grace for the payment at maturity of Bankers’ Acceptances.  The Borrower shall have no right to prepay any Bankers’ Acceptance prior to its maturity.

4.3	General Mechanics

(a)
By 10:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date involving an issuance of Bankers’ Acceptances, the Borrower shall be deemed to have authorized each Lender, other than any Lender that is a Non-BA Lender, to sign and complete on behalf of the Borrower (if the power of attorney referred to in Section 4.4(a) remains in force with respect to such Lender), and accept Drafts drawn by the Borrower on such Lender in a principal amount determined in accordance with Section 4.3(b).

(b)
Upon receipt by the Agent of a Notice of Drawdown or Notice of Rollover/Conversion from the Borrower requesting an issuance of Bankers’ Acceptances, the Agent shall promptly notify the Lenders thereof and advise each Lender of the aggregate face amount of Bankers’ Acceptances to be accepted by such Lender, the date of issue, the term, the Discount Proceeds and Stamping Fee in respect of the Bankers’ Acceptances to be accepted by such Lender.  The allocation among the Lenders of the face amounts of Bankers’ Acceptances to be accepted by each Lender shall be determined by the Agent based on such Lender’s Pro Rata Share thereof; provided that, when such allocation cannot be evenly made, such allocation shall be rounded by the Agent in its discretion in accordance with its normal money market practices.

(c)
On each Drawdown Date, Rollover Date or Conversion Date involving an issuance of Bankers’ Acceptances, each Lender, other than any Lender that is a Non-BA Lender, shall complete and accept, in accordance with the Notice of Drawdown or Notice of Rollover/Conversion delivered by the Borrower and advised by the Agent in connection with such issue, a Draft in an amount determined in accordance with Section 4.3(b) and shall purchase such Bankers’ Acceptances for its own account at a purchase price which reflects the Discount Rate applicable to such issue.

(d)
On each Drawdown Date involving the issuance of Bankers’ Acceptances, each Lender, other than any Lender that is a Non-BA Lender, shall, for same day value on the Drawdown Date, remit the Discount Proceeds payable by such Lender (net of the Stamping Fee payable to such Lender pursuant to Section 3.1(d)) to the Agent for the account of the Borrower; and the Agent shall credit such funds to the Designated Account for same day value on such date.

(e)
In respect of any Rollover of Bankers’ Acceptances, in order to satisfy the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers’ Acceptances accepted by such Lender, such Lender shall receive and retain for its own account the Discount Proceeds of new Bankers’ Acceptances issued on such Rollover, and the Borrower shall on the maturity date of the Bankers’ Acceptances being rolled over pay to the Agent for the account of such Lender an amount equal to the difference between the face amount of the maturing Bankers’ Acceptances and the Discount Proceeds from the new Bankers’ Acceptances, together with the Stamping Fee payable to such Lender pursuant to Section 3.1(d).

(f)
In respect of any Conversion into Bankers’ Acceptances, in order to satisfy the continuing liability of the Borrower to the Lenders for the amount of the converted Accommodation, each Lender, other than any Lender that is a Non-BA Lender, shall receive and retain for its own account the Discount Proceeds of the Bankers’ Acceptances issued upon such Conversion, and the Borrower shall on the Conversion Date pay to the Agent for the account of the Lenders an amount equal to the difference between the principal amount of the converted Accommodation and the aggregate Discount Proceeds from the Bankers’ Acceptances issued on such Conversion, together with the Stamping Fees payable to the Lenders pursuant to Section 3.1(d).

(g)	Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it for its own account.

4.4	Power of Attorney - Bankers’ Acceptances and Discount Notes

The following shall apply to Bankers’ Acceptance and Discount Note forms:

(a)
The Borrower hereby appoints each Lender, acting by its duly authorized employee in that regard (the “Attorney”) for the time being at that Lender’s main branch in Toronto, Ontario or Montreal, Quebec (the “Branch of Account”), the attorney of the Borrower:

(i)
to sign, for and on behalf of and in the name of the Borrower as drawer, bankers’ acceptance drafts in that Lender’s standard form (“Drafts”) drawn on that Lender payable to a “clearing house” as defined in the Depository Bills and Notes Act, S.C. 1998. c. 13;

(ii)	to sign, for and on behalf of the Borrower as issuer, blank Discount Notes; and

(iii)	to fill in the amount, date and maturity date of such Drafts and Discount Notes;

provided that such acts in each case are to be undertaken by the Lender in accordance with instructions given to the Agent by the Borrower pursuant to this Agreement.

(b)
Instructions to a Lender relating to the execution, completion and/or discount by that Lender on behalf of the Borrower of Drafts which the Borrower wishes to submit to that Lender for acceptance by that Lender, and relating to the execution and completion of Discount Notes, shall be communicated by the Borrower through the Agent to that Lender in writing to the Attorney at the Branch of Account following delivery by the Borrower of a Notice of Drawdown or a Notice of Rollover/Conversion by way of Bankers’ Acceptances or BA Equivalent Loans, as the case may be, pursuant to Article 2 of this Agreement and shall specify the following information:

(i)	reference to this power of attorney;

(ii)	a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted by that Lender or of the Discount Notes in respect of a particular Accommodation;

(iii)
a specified period of time as provided in this Agreement which shall be the number of days after the date of such Drafts or Discount Notes that such Drafts or Discount Notes are to be payable, and the date of issue and maturity of such Drafts or Discount Notes; and

(iv)	payment instructions specifying the account number of the Borrower and the financial institution at which the proceeds from the sale of such Drafts are to be credited.

(c)
The communication in writing by the Borrower to a Lender of the instructions referred to above shall constitute (i) the authorization and instruction of the Borrower to that Lender to complete and execute Drafts or Discount Notes in accordance with such information as set out above and (ii) the request of the Borrower to that Lender to accept such Drafts or take such Discount Notes and deposit the same with the clearing house or hold and provide for payment of the net proceeds thereof, as set out in the instructions.  The Borrower acknowledges that no Lender shall be obligated to accept any such Drafts or take such Discount Notes except in accordance with the provisions of this Agreement.  Each Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to that Lender as provided herein if that Lender reasonably believes them to be genuine.

(d)
The Borrower agrees to indemnify each Lender and its directors, officers, employees, affiliates and agents (for the purposes of this subsection, each being an “Indemnified Party”) and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence, willful misconduct or fraud of an Indemnified Party or for that Indemnified Party failing to use the same standard of care in the custody of such Drafts or Discount Notes as that Lender uses in the custody of its own Property of a similar nature.  Further, the Lenders will not be liable for any damage, loss or improper use of any Draft or Discount Note endorsed in blank except for any loss arising by reason of a Lender failing to use the same standard of care in the custody of such Drafts or Discount Notes as each such Lender uses in the custody of its own Property of a similar nature.

4.5	BA Equivalent Loans

Notwithstanding the other provisions of this Article 4, a Non-BA Lender shall, in lieu of accepting and, if applicable, purchasing Bankers’ Acceptances, make a BA Equivalent Loan.  The amount of each BA Equivalent Loan shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers’ Acceptances to such Non-BA Lender which such Lender would otherwise be required to accept and, if applicable, purchase as part of such a Bankers’ Acceptance issue.  To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the Discount Rate and using the applicable term of such Bankers’ Acceptance issue.  Any BA Equivalent Loan shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the relevant Accommodation of Bankers’ Acceptances issued concurrently therewith.  Concurrently with the making of a BA Equivalent Loan, a Non-BA Lender shall be entitled to deduct therefrom an amount equal to the Stamping Fee which such Lender would otherwise be entitled to receive pursuant to Section 3.1(d) as part of such issuance of Bankers’ Acceptances if such Lender was accepting Bankers’ Acceptances, based on the amount payable on the maturity date of such BA Equivalent Loan.  Upon the maturity date for such Bankers’ Acceptances, the Borrower shall pay to each Non-BA Lender in satisfaction of the BA Equivalent Loan and interest accrued thereon, an amount equal to the face amount of the Bankers’ Acceptance which, but for this Section 4.5, such Non-BA Lender would have been required to accept.  Interest shall accrue on an Advance under a BA Equivalent Loan at a rate per annum equal to the Discount Rate for the term of the BA Equivalent Loan.  All references in this Agreement to “Loans” and “Bankers’ Acceptances” shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Loans made or to be made by a Non-BA Lender as part of any Accommodation of Bankers’ Acceptances.  Each such Loan shall be evidenced by a Discount Note executed by the Borrower made in favour of the relevant Non-BA Lender.

ARTICLE 5  TERM, MATURITY AND REPAYMENTS

5.1	Conversion of Revolving Facility into Converted Term Facility

Subject to any extension under Sections 5.2 and 5.3, on the Term Conversion Date of a Revolving Lender, the Revolving Commitment of such Revolving Lender will be automatically cancelled and the portion thereof equal to the Aggregate Principal Amount of all Accommodations outstanding thereunder on the Term Conversion Date shall be converted to a Converted Term Commitment of such Revolving Lender (who thereupon shall be referred to as a Converted Term Lender) under a non-revolving term facility (the “Converted Term Facility”), which Converted Term Commitment shall be available for the period from and after the Term Conversion Date until the Converted Term Maturity Date.

5.2	Extension of Term Conversion Date in respect of the Revolving Facility

(a)
The Borrower may request from time to time that the Term Conversion Date of the Revolving Lenders be extended for a period not to exceed 364 days by giving notice to the Revolving Lenders not more than ninety (90) days and not less than sixty (60) days before the then current Term Conversion Date of the Revolving Lenders and will after that time provide all financial and other information as the Agent and the Revolving Lenders may request.

(b)
Upon receipt by a Revolving Lender of the Borrower’s request for an extension of the Revolving Lender’s then applicable Term Conversion Date, the Revolving Lender may elect in its sole and absolute discretion to either grant or decline the extension in respect of its Revolving Commitment and shall communicate to the Agent its response to the Borrower’s request by not later than 30 days prior to the then applicable Term Conversion Date.

(c)
If the Required Revolving Lenders have not responded favourably to the request for such extension within thirty (30) days of receiving such request, the request is deemed to be declined.  Not less than three (3) Business Days after the expiry of the aforesaid thirty (30) day period, the Agent shall notify the Borrower in writing as to the response of each Revolving Lender.

(d)
If the Required Revolving Lenders approve a requested extension of their Term Conversion Dates, the Term Conversion Dates of those Revolving Lenders approving the extension shall be extended, and the Revolving Commitments of those Revolving Lenders that do not approve the extension of their respective Term Conversion Dates will be cancelled and converted in accordance with Section 5.1.

5.3	Refusal of a Revolving Lender to Extend its Term Conversion Date

(a)	With respect of the Revolving Commitments of those Revolving Lenders that do not approve a request to extend their respective Term Conversion Dates, either:

(i)	those Revolving Commitments shall be terminated and converted into Converted Term Commitments in accordance with Section 5.1; or

(ii)	the Borrower shall have the option of either:

A.	replacing such Revolving Lenders and all of their Commitments in accordance with Article 15; or

B.	repaying the Obligations owing to such Revolving Lenders, in which event the Aggregate Commitments shall be reduced by the aggregate of the Revolving Commitments of those Revolving Lenders.

(b)
On the Converted Term Maturity Date, all Accommodations outstanding under the Converted Term Facility, together with all accrued interest, fees and other amounts then unpaid relating to those Accommodations, will become due and payable in full, and the Converted Term Facility and the Converted Term Commitment will be automatically terminated at that time.

(c)	After giving effect to Section 5.3(a):

(i)
future Advances under the Revolving Facility shall be allocated among those Revolving Lenders which approved the extension of their Term Conversion Dates, proportionately based upon their respective Pro Rata Shares of the Revolving Commitments of the remaining Revolving Lenders;

(ii)
determinations of whether the Required Revolving Lenders approve any further requested extension of their Term Conversion Date shall be made without regard to the Converted Term Commitments of the Converted Term Lenders.

5.4	Principal Prepayments

(a)
In anticipation of any repayment or prepayment of any Accommodation under a Credit Facility, other than pursuant to a Rollover or Conversion, the Borrower shall deliver to the Agent a Notice of Repayment with the same prior notice that would apply if the Borrower was obtaining a Drawdown of such Accommodation.

(b)	Subject to Section 5.4(d), if at any time:

(i)	the Aggregate Principal Amount under the Revolving Facility exceeds the Authorized Revolving Amount; or

(ii)
the Aggregate Principal Amount under the Revolving Facility and the Converted Term Facility exceeds the lesser of (i) the aggregate of the Authorized Revolving Amount plus the Converted Term Commitment, and (ii) the Borrowing Base Limit less the Operating Commitment,

(any such excess being an “Excess”), whether as a result of a Borrowing Base Shortfall, fluctuations in the Exchange Rate (provided that any Excess resulting from such fluctuations has existed for at least five (5) consecutive Business Days), or any other circumstances, then the Borrower shall, subject to Subsections 5.4(c) and (e), at any and all such times and promptly after receipt of notice from the Agent, pay to the Agent on behalf of the Lenders all sums necessary to eliminate the Excess by repaying Prime Rate Loans and U.S. Base Rate Loans and ensuring that Bankers’ Acceptances mature, and LIBOR Loans are repaid at the end of their LIBOR Period, in sufficient amounts at the appropriate times to eliminate the Excess.

(c)
Notwithstanding Section 5.4(b), if there are insufficient Prime Rate Loans or U.S. Base Rate Loans outstanding at the time a repayment is required under Section 5.4(b) against which to apply such repayment, and it is therefore necessary to repay Bankers’ Acceptances or LIBOR Loans, the Borrower shall, to the extent of the Excess, deposit funds in an interest bearing deposit account at the Branch subject to such withdrawal restrictions as are reasonably required by the Agent.  Such deposit shall (to the extent of the funds deposited) satisfy the Borrower’s obligation to repay pursuant to Section 5.4(b) (provided that interest shall continue to accrue on LIBOR Loans).  The funds deposited and interest earned thereon, to the extent required to eliminate the Excess, shall be remitted by the Agent to the Lenders when outstanding Bankers’ Acceptances mature, or the LIBOR Period of the LIBOR Loans ends, so as to repay the Excess as required by Section 5.4(b) and any surplus of such funds in excess of the required Principal Repayments, provided there exists no subsisting Event of Default, shall be returned to the Borrower.  The Lenders are hereby irrevocably authorized to make all such Principal Repayments as soon as possible without terminating Bankers’ Acceptances or LIBOR Loans prior to their maturity.

(d)	If there exists no subsisting Event of Default and if as a result of the redetermination of the Borrowing Base Limit, there exists a Borrowing Base Shortfall, the Borrower shall have:

(i)	30 days after receipt by it of the Borrowing Base Certificate setting forth the new Borrowing Base Limit within which to reduce the Borrowing Base Shortfall by one half; and

(ii)	60 days after receipt by it of the Borrowing Base Certificate setting forth the new Borrowing Base Limit within which to eliminate the Borrowing Base Shortfall.

(e)	At any time a Borrowing Base Shortfall exists, the Borrower shall:

(i)
not request Advances (subject to paragraph (v) below), except for the Rollover or Conversion of a then maturing Advance, provided the maturity date of such maturing Advances following their Rollover or Conversion, as the case may be, does not exceed 30 days;

(ii)
not incur or permit any Material Subsidiary to incur any indebtedness or obligations which would thereafter create or be secured by a Security Interest of the kind or nature referred to in paragraph (s) of the definition of “Permitted Encumbrances” contained in Section 1.1;

(iii)	not dispose or permit the disposition of any Borrowing Base Properties unless:

A.
such disposition is within the Annual Disposition Limit and the proceeds of such dispositions are paid to the Agent on account of the Lenders and applied in reduction of the Aggregate Principal Amount of the Revolving Facility and/or the Converted Term Facility and the principal portion of the Operating Obligations to the extent necessary to eliminate the Borrowing Base Shortfall; or

B.	the Agent has consented in writing to such disposition of Borrowing Base Properties;

(iv)	not make any payments in respect of Convertible Debentures unless agreed to by the Agent in writing; and

(v)	not be entitled to obtain new Bankers’ Acceptances having a maturity date of more than 30 days from the date of issuance, or new LIBOR Loans with LIBOR Periods in excess of 30 days.

5.5	Cancellation

The Borrower at any time prior to the latest Maturity Date of any Lender, on five (5) Business Days’ notice, may cancel all or any portion of the Revolving Commitment that is not at such time being utilized in one or more Accommodations by irrevocable notice to the Agent (“Notice of Cancellation”), which cancellation shall be allocated amongst the Revolving Commitments of each of the Lenders on the basis of their Pro Rata Share.

5.6	Payments - General

(a)
Unless expressly provided otherwise under this Agreement, all payments of principal, interest, fees and other Obligations owing from time to time by the Borrower to the Agent and the Lenders under this Agreement shall be made in immediately available, freely transferable same day funds in the currency in which the related Advance is outstanding (or in Canadian Dollars if such payment does not relate to any Advance) by deposit or transfer to the appropriate Designated Account in the appropriate currency by no later than noon (Calgary time) on the relevant date for payment.  All payments received after noon (Calgary time) shall be deemed to be received on the next following Business Day.

(b)
Except as otherwise provided herein, all payments made by the Borrower under this Agreement, whether principal, interest, fees or other Obligations, shall be made to the Agent, and the Agent shall receive those payments for and on behalf of the Lenders for distribution to the Lenders in accordance with the terms of this Agreement.

(c)
The Borrower authorizes and directs the Agent (for so long as BNS is the Agent), in its discretion, to automatically debit, by mechanical, electronic or manual means, the appropriate Designated Account or any other of the Borrower’s Accounts for all payments of principal, interest, fees and other Obligations owing from time to time hereunder (including, for greater certainty, all charges for the keeping of the Designated Account or any other of the Borrower’s Accounts).

(d)
The Borrower shall make all payments required hereunder, whether by way of principal, interest, fees, expenses or otherwise, without regard to any defence, counterclaim or right of set off available to the Borrower.

(e)
Unless otherwise specifically provided for herein, if any payment required hereunder shall become due and payable on a day which is not a Business Day, such payment shall be made on the next following Business Day and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.

(f)
A repayment or prepayment of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays LIBOR breakage costs to the Lenders in accordance with Section 6.5).

(g)	A repayment or prepayment of a Bankers’ Acceptance may occur only on the maturity date for such Bankers’ Acceptance.

ARTICLE 6  TAXES, INDEMNITIES AND INCREASED COSTS

6.1	Taxes

If, as a result of any change in Applicable Law, any payment made by the Borrower to any Lender or the Agent hereunder becomes subject to any withholding or deduction with respect to Taxes, the Borrower shall duly and punctually pay to such Lender or the Agent such additional amount as may be necessary to ensure that such Lender or the Agent receives an amount, after taking into account all applicable Taxes, equal to the amount which would have been received by such Lender or the Agent had such payment not been made subject to any withholding or deduction.  In any such circumstance, the Borrower shall also promptly remit to the Agent the relevant official receipts or other evidence satisfactory to the Lender and the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of the Lender or the Agent.  If, following the payment of such Tax by the Borrower to the appropriate taxing authority, a Lender or the Agent is granted a credit against any Taxes payable by it or a refund of Taxes paid by it as a result of the payment of such Tax by the Borrower, such Lender or the Agent shall at the time of utilization by such Lender or the Agent of such credit or refund, credit the Borrower with the amount of such credit or refund; provided such Lender or the Agent, in its sole judgment, is satisfied that:

(a)	the retention by it of such credit or refund will not be prejudiced thereby; and

(b)
the net financial result to the Lender or the Agent of crediting the Borrower with the amount of such credit or refund is no less favourable to the Lender or the Agent than that which would have occurred under the provisions of this Agreement had there been no obligation on the Borrower to pay such Tax to the appropriate taxing authority 6.1

In the event the Borrower is entitled to be credited with all or any portion of any such credit or refund utilized by a Lender or the Agent, such Lender or the Agent shall deliver to the Borrower a certificate prepared by it in good faith and signed by one of its Responsible Officers setting forth the amount to be so credited to the Borrower and the method of calculation thereof and such certificate shall be prima facie evidence, in the absence of manifest error, of the amount to be so credited to the Borrower.

6.2	Change of Residency of the Borrower

If any payment made to any Lender or the Agent becomes subject to any Tax from any taxation authority having jurisdiction over such payment as a consequence of the change of residency of the Borrower to a jurisdiction other than Canada, such Lender or the Agent shall be entitled to all the rights and benefits and be subject to all the obligations arising under Section 6.1.

6.3	Increased Costs Due to Changes in Law

(a)
If, with respect to Accommodations made after the Closing under the Credit Facilities, or with respect to Accommodations made under the Original Credit Agreement and continued hereunder, due to either:

(i)
the introduction of, or any change in, or in the interpretation of any Applicable Laws resulting in the imposition or increase of reserve, deposit, capital adequacy or similar requirements in respect of such Advance by any court, central bank or other Governmental Authority charged with the administration thereof; or

(ii)	the compliance with any guideline or request from any central bank or other Governmental Authority which a Lender, acting reasonably, determines that it is required to comply with,

there shall be in the opinion of a Lender, acting reasonably, any increase in the direct cost to that Lender of agreeing to make or making, funding or maintaining the Credit Facilities or such Accommodations, or any reduction in the effective return to that Lender hereunder (excluding, however, any such increase in the direct costs of making Prime Rate Loans or U.S. Base Rate Loans available to the Borrower and any reduction in the effective return to a Lender in respect of Prime Rate Loans or U.S. Base Rate Loans), then, subject to Section 6.3(c), any such Lender shall, following its determination that such increase in its direct costs or reduction in the effective return to it exists, give the Borrower prompt notice of such circumstance and the Borrower shall, within ten (10) Business Days after being notified by a Lender in the manner provided in Section 6.3(b), pay to such Lender, quarterly in arrears, that amount which such Lender, acting reasonably, determines shall compensate such Lender, after taking into account all applicable Taxes, for any such increased costs or reduced returns incurred or suffered by such Lender (the “Additional Compensation”), but any Lender claiming Additional Compensation from the Borrower shall apply its usual policies and procedures in the determination of whether Additional Compensation is payable and, if so, the quantum thereof.  The Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 6.3 in respect of a Credit Facility or any Accommodation (whether made or continued hereunder) for any period prior to the date that is three (3) months prior to the date on which such Lender gives notice to the Borrower that such Additional Compensation is accruing in respect of such Credit Facility or such Accommodation.

(b)
As soon as practicable after a Lender has determined that it is entitled to Additional Compensation pursuant to Section 6.3(a) in respect of a Credit Facility or an Accommodation (whether made or continued hereunder), such Lender shall notify the Borrower and the Agent and, concurrently with such notification, deliver to the Borrower and the Agent its certificate setting forth the calculation of, and the basis for, such Additional Compensation, which certificate shall be prima facie evidence of the matters stated therein absent manifest error.

(c)
Each Lender shall use best efforts, without any obligation on the part of such Lender to incur any costs or expenses other than de minimis costs or expenses in furtherance thereof (all of which costs or expenses shall be for the account of the Borrower, subject to the approval of the Borrower with respect to the incurrence of such costs or expenses), to minimize the liability of the Borrower pursuant to this Section 6.3.

6.4	Illegality

(a)
Notwithstanding anything to the contrary herein contained, if the introduction of or any change in, or in the interpretation of, any Applicable Law shall make it unlawful for any one of the Lenders to make available, fund or maintain all or any part of its Commitments, if such change relates to Accommodations made after the Closing or to Accommodations made under the Original Credit Agreement and continued hereunder, or to fund Accommodations under the terms of this Agreement, or to give effect to its obligations to the Borrower under the terms of this Agreement, the Borrower shall have the rights set out in Article 15 and such Lender may, subject to Section 6.4(b), by written notice thereof to the Borrower and the Agent, declare that such Lender’s obligations to the Borrower, to the extent of such illegality, shall be terminated forthwith, whereupon the Borrower shall either prepay to such Lender the Aggregate Principal Amount attributable to such Lender required to remedy such illegality, together with all interest accrued thereon, and any expenses resulting from the termination of any LIBOR Loan prior to the end of the LIBOR Period as a result thereof, or convert such Accommodation into another Accommodation as permitted hereunder, at such time as is required by such Applicable Law.

(b)
At the request of the Borrower to the Agent and at the expense of the Borrower (except where the illegality specifically arises through the particular action or inaction of a Lender, then at the expense of such Lender), each Lender referred to in Section 6.4(a) shall use commercially reasonable efforts to bring the funding or maintenance of its Commitments, or any portion thereof, or the performance of its obligations to the Borrower as contemplated by this Agreement, in compliance with any Applicable Law referred to in Section 6.4(a).

6.5	General Indemnity

The Borrower hereby indemnifies, and agrees to defend and save harmless each Indemnitee from all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including, all reasonable legal fees and disbursements on a solicitor and its own client basis) (subject to their obligations under Applicable Law to mitigate) any of them may sustain or incur as a result of, in connection with or arising from the Credit Facilities or the Loan Documents, including as a result of, in connection with or arising from:

(a)
any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance, or LIBOR Loan, or to fund or maintain any Advance as a result of the Borrower’s failure to complete a Drawdown or to make any payment, prepayment or repayment on the date required hereunder or specified by it in any notice given hereunder;

(b)
subject to permitted or deemed Rollovers and Conversions, the Borrower’s failure to provide for the payment to the Agent for the account of the Lenders the full principal amount of each Bankers’ Acceptance on its maturity date;

(c)
the Borrower’s failure to pay any other amount, including interest, fees or expenses, due hereunder on its due date after the expiration of any applicable grace periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(d)	the Borrower’s repayment or prepayment of a LIBOR Loan otherwise than on the last day of its LIBOR Period;

(e)	the prepayment of any outstanding Bankers’ Acceptance before the maturity date of such Bankers’ Acceptance;

(f)	the Borrower’s failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(g)
any inaccuracy of the representations and warranties of the Borrower contained in Article 10 or any other representation, warranty or statement of the Borrower or any Material Subsidiary contained in any Loan Documents;

(h)	any failure of the Borrower to observe or fulfill its covenants hereunder; or

(i)	any other Default or Event of Default;

save and except to the extent attributable to gross negligence or willful misconduct of such Indemnitee.

6.6	Environmental Indemnity

The Borrower hereby indemnifies and agrees to defend and hold harmless each Indemnitee forthwith on demand by the Agent from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including, without limitation, all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by such with respect to the Borrower, any Material Subsidiary or any Subsidiary of the Borrower or a Material Subsidiary or any of their Property arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or a Material Subsidiary or any Subsidiary of the Borrower or a Material Subsidiary (or any predecessor in interest to the Borrower, any Material Subsidiary or any Subsidiary of the Borrower or a Material Subsidiary) or the past, present or future condition of any part of any Property owned, operated or leased by the Borrower, a Material Subsidiary or any Subsidiary of the Borrower or a Material Subsidiary (or any such predecessor in interest). Notwithstanding the foregoing, provided there exists no subsisting Default or Event of Default:

(a)
the relevant Lender or the Agent, as the case may be, shall give notice to the Borrower of its claim for indemnity including the particulars of such claim before enforcing its right to indemnification;

(b)
such Indemnitee will not settle any claim in respect of which they seek indemnity from the Borrower pursuant to this Section 6.6 without the Borrower’s consent, such consent not to be unreasonably withheld; and

(c)
such Indemnitee shall permit the Borrower to defend any such claim on condition that the Borrower has no conflict of interest with such Indemnitee in so doing, such Indemnitee is not prejudiced by the Borrower’s defence of the claim and the Borrower keeps such Indemnitee and the Agent fully apprised of the status of any proceedings relating to such claim.

ARTICLE 7  BORROWING BASE LIMIT

7.1	Annual Determination of Borrowing Base Limit

(a)	Within 30 days following delivery of the Independent Engineering Report required by Section 11.1(m)(i) and of all such other information (including,

without limitation, all annual statements required to be provided by the Borrower to the Agent pursuant to the terms of this Agreement and the most recent operating statements and production reports referred to in Section 11.1(n)(iii)) as the Agent reasonably requires in order to evaluate the Engineering Report and the Reserves which are the subject matter of those Engineering Reports, the Agent shall make a preliminary determination of the aggregate limit on Accommodations under the Revolving Facility and the Converted Term Facility and on advances under the Operating Credit Facility based on the Agent’s evaluation of the Borrowing Base Properties in accordance with the Agent’s standard petroleum and natural gas production loan financing parameters then in effect (the “Borrowing Base Limit”).  The Agent shall consult with the Lenders regarding the preliminary determination of the Borrowing Base Limit (and advise the Borrower thereof) and shall seek approval of a new Borrowing Base Limit by the Lenders.  The determination of the new Borrowing Base Limit shall be made by the Lenders based on each Lender’s assessment of the Borrowing Base Limit determined in its absolute discretion but in accordance with its customary practices for comparable oil and gas production loans in Western Canada, taking into consideration such factors as each Lender determines relevant, including the estimated future net revenue, after Taxes, from the Borrowing Base Properties (after taking into account Hedge Transactions and any royalties, other burdens or other Permitted Encumbrances applicable to the Borrowing Base Properties), each Lender using its then current projection of Hydrocarbon prices, direct operating and capital costs and other assumptions affecting such estimated future net Reserves.  Each Lender, within 30 days of being provided with the Agent’s preliminary determination of the Borrowing Base Limit and the Engineering Report, shall advise the Agent as to whether it agrees with the Agent’s preliminary determination of the Borrowing Base Limit or whether it proposes a different Borrowing Base Limit and, if so, the amount of the Borrowing Base Limit it proposes.  The Borrowing Base Limit shall be agreed upon by the Lenders within 60 days following the delivery to the Agent of the Engineering Report and the other information referred to in this Section 7.1.  The Borrowing Base Limit, as redetermined in accordance with the foregoing provisions of this Section 7.1, shall apply until the next determination or the next adjustment of the Borrowing Base Limit pursuant to this Article 7.  Upon the determination of the Borrowing Base Limit by the Lenders, the Agent shall provide the Borrower with a Borrowing Base Certificate setting forth the amount of the Borrowing Base Limit as so determined and as and from the date of delivery of such Borrowing Base Certificate by the Agent to the Borrower the Borrowing Base Limit shall be the amount set forth in that Borrowing Base Certificate.

(b)	Any decision by the Lenders to:

(i)	increase the Borrowing Base Limit requires the unanimous approval of all of the Lenders; and

(ii)	decrease or decision not to change the Borrowing Base Limit requires the approval of the Required Lenders.

7.2	Borrowing Base Limit

The Borrower and the Lenders agree:

(a)	as of the Closing, the Borrowing Base Limit is set at Cdn. $275,000,000; and

(b)	the Borrowing Base Limit referred to in Section 7.2(a) shall be subject to adjustment and redetermination as provided for in this Article 7.

7.3	Sale of Borrowing Base Properties to Third Parties

If there exists no subsisting Event of Default, the Borrower and the Material Subsidiaries may at any time and from time to time during the Term, sell or dispose of all or any parts of the Borrowing Base Properties to third Persons provided that:

(a)	such sales or dispositions are in accordance with sound industry practice; and

(b)
in the event that in any period of one Year since the most recent determination or redetermination of the Borrowing Base Limit pursuant to this Article 7, the aggregate gross proceeds from any such sales or dispositions of Borrowing Base Properties exceed the Annual Disposition Limit then in effect and unless the Required Lenders shall otherwise specifically agree in writing:

(i)
the Borrower shall promptly provide the Agent with full particulars regarding all sales or dispositions during that period of one Year, including but not limited to executed copies of the applicable agreements pursuant to which the Borrower or a Material Subsidiary disposed of or agreed to dispose of such Borrowing Base Properties and any other data, documents, information or material with respect thereto that the Agent may request, acting reasonably; and

(ii)
the current Borrowing Base Limit shall be adjusted by the Agent (which adjustment must be approved by the Required Lenders (except where the sale or disposition is a Permitted Disposition contemplated by paragraph (f) of the definition of Permitted Disposition in Section 1.1, in which case the adjustment must be approved unanimously by all of the Lenders)) by reducing it to reflect the Lending Value Component of the Borrowing Base Properties sold or disposed of since the last determination or redetermination of the Borrowing Base Limit and, in such case, the Agent shall deliver a Borrowing Base Certificate to the Borrower which specifies the adjusted Borrowing Base Limit which shall come into force upon its delivery to the Borrower and shall continue in effect until the Borrowing Base Limit is redetermined in accordance with this Article 7;

provided, however, in the event of any redetermination of the Borrowing Base Limit pursuant to this Section 7.3(b), the Borrower shall be entitled to have included in such redetermination any Reserves and any Advantage Hydrocarbon Property related to or associated therewith acquired or discovered which were not included in the most recent Engineering Report and Section 7.4(a) shall apply to the inclusion of such acquired or discovered Reserves and any Hydrocarbon Property related to or associated therewith in the Borrowing Base Limit.

7.4	Adjustment of Borrowing Base Limit Upon Acquisition of Properties

In the event that the Borrower or any Material Subsidiary acquires or discovers Proved Reserves which are not included in the most recent Engineering Report, the Borrower may request that the Lenders adjust the Borrowing Base Limit by taking into account such Proved Reserves and any Advantage Hydrocarbon Property related to or associated therewith.  The Parties agree that:

(a)	any such request by the Borrower shall be directed to the Agent, shall be in writing and shall include or be accompanied by:

(i)
all pertinent information relating to the newly acquired Proved Reserves and any Hydrocarbon Property related to or associated therewith including, without limitation, if applicable, the purchase price, the identity of the vendor and the closing date of the transaction; and

(ii)
an Independent Engineering Report in respect of the newly acquired, or an In-house Engineering Report in respect of newly discovered, Proved Reserves and any Hydrocarbon Property related to or associated therewith satisfactory to the Agent, acting reasonably; and

(b)
the increase, if any, to the Borrowing Base Limit resulting from the addition of any such newly acquired or discovered Proved Reserves and any Hydrocarbon Property related to or associated therewith shall be determined in accordance with the provisions of Section 7.1, mutatis mutandis; and

(c)	the Borrower shall be entitled to request adjustment of the Borrowing Base Limit, pursuant to this Section 7.4:

(i)	once in each fiscal Year of the Borrower without the Borrower having to pay the costs of the Lender’s in-house engineering staff attributable to the review of the Borrowing Base Limit; and

(ii)
an additional one time in any fiscal Year of the Borrower provided that the Borrower shall pay to the Lenders the costs (including the costs of the Lenders’ in-house engineering staff) reasonably attributable to the conduct of the review of the Borrowing Base Limit, and until such costs have been agreed to by the Borrower, the Lenders shall not be obliged to conduct any such review of the Borrowing Base Limit pursuant to this Section 7.4(c)(ii).

7.5	Mid-Year Redetermination of the Borrowing Base

The Lenders shall have the right as of October 31st of each Year during the Term to redetermine the Borrowing Base Limit as of that date based on the most recent In-house Engineering Report delivered by the Borrower to the Agent pursuant to Section 11.1(m)(ii) to a level lower than that specified in Section 7.2.  In addition to the foregoing, the Lenders shall have the right once in each fiscal Year of the Borrower (aside from the annual determination of the Borrowing Base Limit pursuant to Section 7.1 and adjustments of the Borrowing Base Limit pursuant to Sections 7.3 or 7.4) to redetermine the Borrowing Base Limit, based on the most recent In-house Engineering Report delivered by the Borrower to the Agent pursuant to Section 11.1(m)(ii).  Any redetermination of the Borrowing Base Limit pursuant to this Section 7.5 shall be done in accordance with provisions of Section 7.1 mutatis mutandis.  The approval of the redetermination by the Lenders shall be in accordance with Section 7.1(b).

7.6	Borrowing Base Adjustments

In making a determination of the Borrowing Base Limit, the Lenders reserve the right to attribute no value or a reduced value to Reserves in respect of which:

(a)	there is an outstanding Purchase Money Mortgage attaching to or against the related or associated Advantage Hydrocarbon Properties;

(b)
the right, title or interest of the Borrower or the Material Subsidiary is defective (excepting Minor Title Defects), or is the subject matter of subsisting legal proceedings alleging defects in such title which, if true, would constitute a defect in title (other than a Minor Title Defect); or

(c)	there exist outstanding Production Payments or Prepayments.

ARTICLE 8  CONDITIONS PRECEDENT

8.1	Conditions Precedent to Closing

This Agreement shall become effective upon the satisfaction by the Borrower or the waiver by the Lenders of each of the following conditions precedent (the time as at which such conditions precedent are satisfied or waived being the “Closing”):

(a)
the representations and warranties contained in Article 10 shall be true and correct in all material respects, the satisfaction of which condition shall be certified in the certificate of a Responsible Officer of the Borrower delivered pursuant to Section 8.1(e);

(b)
there shall exist no Default or Event of Default as of the date hereof, the satisfaction of which condition shall be certified in the certificate of a Responsible Officer of the Borrower delivered pursuant to Section 8.1(e);

(c)
the purchase and sale transaction contemplated by the 2011 Purchase and Sale Agreement shall have been completed and the Borrower shall have provided evidence thereof to the Agent together with executed copies of the 2011 Purchase and Sale Agreement and principal agreements and documents entered into in connection therewith and any amendments thereto;

(d)
the Agent shall have received twelve (12) original copies of this Agreement and four (4) original copies of the Longview Share Pledge and the 2011 Subordination Agreement, duly executed by the Borrower, the Agent and the Lenders;

(e)
the Agent shall have received four (4) original copies of a certificate of a Responsible Officer of the Borrower certifying as to and attaching any changes to its constating documents or by-laws since the closing date of the Original Credit Agreement, the authorization of this Agreement, the Longview Share Pledge and the 2011 Subordination Agreement, incumbency and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent;

(f)
the Agent shall have received four (4) original copies of an opinion of the Borrower’s Counsel, addressed to the Agent, each Lender and their counsel, in respect of the Borrower, this Agreement, the Longview Share Pledge and the 2011 Subordination Agreement, corporate existence, corporate capacity and authority, corporate authorization, execution and delivery, validity and enforceability, and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent; and

(g)
the Agent shall have received three (3) original copies of an opinion of Gowling Lafleur Henderson LLP, counsel to the Agent and the Lenders, in respect of such matters as the Agent reasonably requires, in form and substance satisfactory to the Agent.

8.2	Conditions Precedent to any Accommodation

The obligation of each Lender to make any Accommodation available hereunder is subject to and conditional upon:

(a)
on each Drawdown Date and, after the Term Conversion Date of any such Lender, on each Conversion Date or Rollover Date, the representations and warranties contained in Article 10 shall be true and correct in all material respects;

(b)	on each Drawdown Date, Conversion Date or Rollover Date, there shall exist no Default or Event of Default; and

(c)
in respect of each Drawdown, the Borrower shall have delivered to the Agent a Notice of Drawdown and in respect of each Rollover or Conversion, the Borrower shall have delivered to the Agent a Notice of Rollover/Conversion, in each case in accordance with Sections 2.4 and 2.5 or in a form otherwise acceptable to the Agent.

8.3	Waiver of a Condition Precedent

The conditions set out in Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of all of the Lenders in whole or in part, with or without terms or conditions, in respect of all or any portion of any Accommodation, without affecting the right of the Agent or the Lenders to assert such terms and conditions in whole or in part in respect of any other Accommodation.

ARTICLE 9  SECURITY DOCUMENTS

9.1	Security Documents

(a)
The Borrower, the Agent and the Lenders acknowledge that the Existing Security has been delivered to the Agent and that the Existing Security, as amended, amended and restated, supplemented or replaced as of the date hereof and from time to time hereafter, shall continue to be held by the Agent on behalf of the Lenders, the Secured Hedge Counterparties and the Operating Lender as continuing collateral security for the Secured Obligations.  The Security Interests created by the Existing Security shall, subject only to Permitted Encumbrances which under Applicable Law rank in priority thereto, constitute first ranking Security Interests.

(b)
As continuing collateral security for the Secured Obligations, the Borrower shall provide to the Agent for and on behalf of the Agent, the Lenders, the Secured Hedge Counterparties and the Operating Lender a pledge agreement (the “Longview Share Pledge”) in form and substance satisfactory to the Agent, acting reasonably, pursuant to which the Borrower pledges and grants a Security Interest in all Equity Securities held by the Borrower in the capital of Longview, which Security Interests shall, subject only to Permitted Encumbrances which under Applicable Law rank in priority thereto, create first ranking Security Interests.

9.2	Security Documents to be Provided by Material Subsidiaries

In the event that after the date hereof the Borrower or any Subsidiary thereof acquires or becomes a Material Subsidiary, the Borrower shall forthwith provide the Agent with written notice thereof including all pertinent details and shall:

(a)
pledge and grant a Security Interest in, or cause the holding body corporate of such Material Subsidiary to pledge and grant a Security Interest in, all Equity Securities in the capital of such Material Subsidiary, to and in favour of the Agent for and on behalf of the Agent, the Lenders, the Secured Hedge Counterparties and the Operating Lender; and

(b)	cause such Material Subsidiary to grant to and in favour of the Agent for and on behalf of the Agent, the Lenders, the Secured Hedge Counterparties and the Operating Lender:

(i)	an unlimited Guarantee; and

(ii)
a debenture in the principal amount of One Billion (Cdn. $1,000,000,000) Canadian Dollars, creating or constituting a Security Interest and floating charge over all Property now owned or hereafter acquired by or on behalf of such Subsidiary, securing the indebtedness, liabilities and obligations of such Subsidiary under its Guarantee, as continuing collateral security for the Secured Obligations, in form and substance satisfactory to the Agent, acting reasonably, which shall form part of the Security Documents, shall create Security Interests ranking first in priority against such Equity Securities and the Property of such Material Subsidiary, subject only to any Permitted Encumbrances which under Applicable Law rank in priority thereto, and shall be accompanied by such supporting resolutions and the documentation and a legal opinion from counsel to the Borrower and such Material Subsidiary (all in form and substance satisfactory to the Agent, acting reasonably).  For greater certainty, where a direct or indirect Subsidiary (the “first Subsidiary”) of the Borrower has or acquires a Subsidiary that is a Material Subsidiary, the first Subsidiary shall be deemed to be a Material Subsidiary.

9.3	Undertaking to Grant Fixed Charge Security Documents

If the Lenders determine in their sole discretion, but acting in good faith, that there have occurred any facts or circumstances which have had a Material Adverse Effect (which for purposes of this Section 9.3 may include the occurrence of a Borrowing Base Shortfall that has not been remedied in the manner contemplated by Sections 5.4(b) or 5.4(d) or any Default or Event of Default and the Agent or the Lenders consider it necessary for their adequate protection, the Borrower, at the request of the Agent, shall forthwith grant or cause to be granted to the Agent for the benefit of the Agent, the Lenders, the Secured Hedge Counterparties and the Operating Lender a first ranking fixed mortgage and charge (subject only to Permitted Encumbrances which under Applicable Law rank in priority thereto) in and against such of the Borrower’s Property or the Property of the Material Subsidiaries, as the Agent shall, in its sole discretion, determine, as security for the Secured Obligations.  In this connection, the Borrower shall:

(a)	provide the Agent with such information as is reasonably required by the Agent to identify the Property to be charged pursuant to this Section 9.3;

(b)
do all such things as are reasonably required to grant in favour of the Agent and the Lenders a first ranking fixed mortgage and charge (subject only to Permitted Encumbrances) in respect of such Property to be so charged pursuant to this Section 9.3;

(c)
provide the Agent with all corporate resolutions and other action (and supporting legal opinions), as reasonably required, for the Borrower and/or the Material Subsidiaries to grant to the Agent and the Lenders a first ranking fixed mortgage and charge (subject only to Permitted Encumbrances) in the Property identified by the Agent to be so charged;

(d)
provide the Agent with such security instruments and other documents which the Agent, acting reasonably, considers necessary to give full force and effect to the provisions of this Section 9.3 which shall be included in and form part of the Security Documents;

(e)
assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada, any Province thereof or any other jurisdiction as the Agent, acting reasonably, deems necessary to give full force and effect to the provisions of this Section 9.3; and

(f)
pay all reasonable costs and expenses including, without limitation, legal costs (on a solicitor and its own client basis) incurred by the Agent in connection with the preparation, execution and registration of all mortgages, charge, agreements, documents and instruments, including any amendments to the existing Security Documents, made in connection with this Section 9.3.

9.4	Registration of Security Documents

The Borrower agrees to cooperate and to cause its Material Subsidiaries to cooperate fully with the Agent and counsel for the Agent to cause recordation and filing of the Security Documents and any Security Documents provided in substitution or in addition thereto in all places where, in the opinion of counsel for the Agent, acting reasonably, such registration, recording or filing is necessary or desirable in order to give the Agent and the Lenders the benefit of the Security Documents contemplated thereby and the Borrower shall from time to time similarly cooperate and cause the Material Subsidiaries to cooperate in respect of any and all renewals such registration, recordings and filings and so, or cause to be done, all such other things as, in the opinion of counsel for the Agent, acting reasonably, are necessary or desirable to maintain for the Agent and the Lenders the rights, benefits and priority of the Security Documents.

9.5	Shared Benefit of the Security Documents

(a)	The Parties acknowledge and agree that the Security Documents shall be held by the Agent for and on behalf of:

(i)
the Agent and the Lenders as security for the Obligations, the Bank Product Obligations and the indebtedness, liabilities and obligations of the Material Subsidiaries under any Guarantees included in the Security Documents;

(ii)	the Operating Lender as security for the Operating Obligations; and

(iii)
the Secured Hedge Counterparties as security for the Secured Hedge Obligations and the indebtedness, liabilities and obligations of the Borrower pursuant to its Guarantee of any Secured Hedge Obligations of any Material Subsidiary.

(b)	The Secured Obligations shall rank pari passu and shall be equally and rateably secured by the Security Documents.

9.6	Continuance of Security Documents for Secured Hedge Obligations and the Operating Obligations

Notwithstanding the repayment in full of the Obligations and the Bank Product Obligations and the cancellation of the Credit Facilities, the Security Documents shall continue to secure the Secured Hedge Obligations and the Operating Obligations until their repayment in full and the termination of the Secured Hedge Agreements and the Operating Credit Agreement.

9.7	Dealing with Security Documents

The Agent may grant extensions, take and give up any Security Documents, accept compositions, grant releases and discharges of or from any Security Interests or Security Documents in whole or in part and otherwise deal with the Borrower, any Material Subsidiary or any other Persons, sureties or Security Documents, as the Lenders may see fit, all without prejudice to the liability of the Borrower or any Material Subsidiary or the Agent’s or Lenders’ rights under this Agreement or under any Security Documents.  The taking of any Security Documents under this Agreement shall not operate by way of merger of any of the Secured Obligations.

9.8	Designation and De-designation of Material and Unrestricted Subsidiaries

The Borrower shall from time to time, by notice in writing to the Agent, be entitled to designate that either:

(a)	a Subsidiary shall become a Material Subsidiary; or

(b)	a Material Subsidiary shall cease to be a Material Subsidiary,

provided that the Borrower shall not be entitled to make any such designation unless the Agent is satisfied, acting reasonably, that:

(c)	a Default or Event of Default has not occurred and is continuing;

(d)	a Default or an Event of Default would not result from or exist immediately after such a designation; and

(e)
in the case of a designation of a Material Subsidiary as a non-Material Subsidiary, such Subsidiary does not own any interest in any Borrowing Base Properties or is not a parent of a Material Subsidiary;

and upon becoming so satisfied, the Agent shall notify the Borrower and all Lenders, and, in the case of a designation that a Material Subsidiary shall cease to be a Material Subsidiary, shall provide the release of any Security Documents given by such Material Subsidiary.

ARTICLE 10  REPRESENTATIONS AND WARRANTIES

10.1	General Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying upon such representations and warranties in entering into this Agreement and in making Accommodations available, that as of the Closing:

(a)
Corporate Existence.  The Borrower and the Material Subsidiaries have been duly incorporated, are validly existing under the laws of Alberta and are duly registered to carry on their respective businesses in the Province of Alberta and every other jurisdiction in which the nature of any material business carried on by them or the character of any material Properties owned or leased by them (including Borrowing Base Properties) makes such registration necessary.

(b)
Corporate Power and Capacity.  The Borrower and the Material Subsidiaries have the full corporate power and capacity to enter into and perform their obligations under each Loan Document to which they are a party, and to carry on their business or activities as currently conducted.

(c)
Authorization of Loan Documents.  Each Loan Document to which the Borrower or any Material Subsidiary is or becomes a party has been or will be duly authorized, executed and delivered by it and does not conflict with or contravene or constitute a default under:

(i)	the Borrower’s or Material Subsidiary’s constating documents, by-laws and resolutions;

(ii)	any agreement or instrument to which the Borrower or any Material Subsidiary is party or by which it is bound;

(iii)	the Material Contracts; and

(iv)	any Applicable Law affecting the Borrower, any Material Subsidiary or any of their Property;

except to the extent that any such conflict or default would not have a Material Adverse Effect.

(d)
Enforceability.  The Loan Documents constitute legal, valid and binding obligations of the Borrower and Material Subsidiaries party thereto, enforceable against them by the Agent and the Lenders in accordance with their terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

(e)
No Proceedings. There are no outstanding material actions, suits or proceedings at law or in equity or before or by any Governmental Authority, whether domestic or foreign, or before any arbitrator of any kind, existing, pending or threatened, to which the Borrower or any Material Subsidiary is or is threatened to be made a party which does not, and could not reasonably be expected to, result in a Material Adverse Effect;

(f)	No Breaches. There is no breach by the Borrower or any Material Subsidiary of:

(i)	any Applicable Laws;

(ii)	any order, approval or mandatory requirement or directive of any court or Governmental Authority having jurisdiction;

(iii)	any Material Contracts; or

(iv)	any licence or permit of any Governmental Authority,

which would have a Material Adverse Effect.

(g)	No Default or Event of Default. No Default or Event of Default has occurred and is continuing.

(h)
Regulatory Approvals.  All regulatory approvals necessary in order for the Borrower and the Material Subsidiaries to enter into the Loan Documents and perform their obligations thereunder have been obtained and are in good standing, except to the extent that the absence of any of the same does not, and could not reasonably be expected to, result in a Material Adverse Effect.

(i)	Fiscal Year. The fiscal Year end of the Borrower and the Material Subsidiaries is December 31.

(j)	Environmental. The Borrower and each of its Material Subsidiaries:

(i)
hold all permits, licences and other authorizations which are required under all applicable Environmental Laws, except to the extent failure to have any such permit, licence or authorization does not, and could not reasonably be expected to, result in a Material Adverse Effect;

(ii)
are not subject to any outstanding orders from a Governmental Authority alleging violation of any Environmental Laws which results in or could reasonably be expected to result in a Material Adverse Effect; and

(iii)
are in compliance with all terms and conditions of all such permits, licenses and authorizations, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, except to the extent failure to comply does not, and could not reasonably be expected to, result in a Material Adverse Effect.

(k)
Engineering Reports. To the best of its knowledge and belief, the factual information provided by the Borrower to its in-house engineers and the Independent Petroleum Engineer in connection with the Engineering Reports is accurate and complete in all material respects as of the date of same.

(l)
Insurance.  Each of the Borrower and the Material Subsidiaries has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its properties and operations and providing such coverage as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where its properties and operations are located.

(m)	Title. The Borrower and the Material Subsidiaries have good and valid title to all Borrowing Base Properties, subject only to Permitted Encumbrances and Minor Title Defects.

(n)	Financial Condition. The audited annual consolidated financial statements of the Borrower for the fiscal Year most recently ended:

(i)	fairly present in all material respects the consolidated financial condition of the Borrower as at the date thereof and the results of its activities and operations for the period covered thereby; and

(ii)	have been prepared in accordance with GAAP consistently applied;

and since such date, except to the extent the Borrower has otherwise advised the Agent in writing and, except pursuant to the 2011 Reorganization in the case of the audited annual consolidated financial statements of the Borrower for the fiscal Year ending December 31, 2010, there has been no change or event that results in, or could reasonably be expected to result in, a Material Adverse Effect.

(o)
Taxes.  The Borrower and each Material Subsidiary has filed all tax returns which were required to be filed (except as notified to the Agent prior to the Closing), have paid or made provision for payment (in accordance with GAAP) of all Taxes which are due and payable, unless such payment is being contested and the Borrower or such Material Subsidiary has made all appropriate provisions in respect thereof in accordance with GAAP, except in either case to the extent that failure to do so does not, and could not reasonably be expected to, result in a Material Adverse Effect.

(p)
Compliance with Laws.  Each of the Borrower and the Material Subsidiaries is in compliance with all Applicable Laws except to the extent that failure to comply does not, and could not reasonably be expected to, result in a Material Adverse Effect.

(q)	Material Information.

(i)
As of the Closing, the Borrower has given to the Agent all material information in its possession or available to it and relevant to the assessment of credit facilities of the type herein contemplated, and in addition, all information necessary to make any statements contained herein not misleading in the light of the circumstances in which they were given.

(ii)	The Borrower is not aware of any fact or event, the occurrence of which results in or could reasonably be expected to result in a Material Adverse Effect.

(r)	Group Structure.

As of the Closing:

(i)	the Equity Securities of the Borrower are publicly listed;

(ii)
the Borrower is the legal and beneficial owner of all of the issued and outstanding Equity Securities in 1231803 Alberta ULC, 1133004 Alberta Ltd., Best Pacific (US) Inc. and Sound Energy Trust, none of which are Material Subsidiaries;

(iii)	Sound Energy Trust is the legal and beneficial owner of all issued and outstanding Equity Securities in Sound 1 Trust, and Sound 1 Trust is not a Material Subsidiary; and

(iv)	the Borrower owns approximately 66.3% of the issued and outstanding Equity Securities in Longview.

(s)	Debenture Indenture. The following constitute all of the series of debentures issued and outstanding under the Debenture Indentures as of the Closing:

(i)	the 7.75% convertible unsecured subordinated debentures in the principal amount of $46,766,000 as at September 30, 2010;

(ii)	the 8.00% convertible unsecured subordinated debentures in the principal amount of $15,528,000 as at September 30, 2010; and

(iii)	the 5.00% convertible extendible unsecured subordinated debentures in the principal amount of $86,250,000 as at September 30, 2010;

under which the aggregate amount outstanding is approximately $148,544,000 as at September 30, 2010.

10.2	Repetition of Representations and Warranties

The representations and warranties contained in Section 10.1 (other than Subsections 10.1(q), 10.1(r) or 10.1(s)) shall be and by the terms of this Agreement are hereby deemed repeated by the Borrower on each Drawdown, provided that from and after any Term Conversion Date, such representations and warranties shall be deemed to be repeated in favour of any Converted Term Lender upon any Rollover or Conversion.

ARTICLE 11  COVENANTS

11.1	Affirmative Covenants

While any Obligations are outstanding or Accommodations are available to the Borrower, the Borrower covenants with the Lenders and the Agent that, unless the Required Lenders otherwise expressly agree in writing:

(a)
Payment and Performance.  The Borrower shall pay duly and punctually all sums of money due by it hereunder and shall perform all other obligations on its part to be performed under the terms of the Loan Documents to which it is a party at the times and places and in the manner provided for therein.

(b)
Corporate Existence. Subject to Permitted Intercorporate Transactions, the Borrower shall maintain its corporate existence and the corporate existence of its Material Subsidiaries in good standing under the laws of Alberta and shall maintain its registration and the registration of each of its Material Subsidiaries in every other jurisdiction in Canada in which the nature of all material business and/or activities carried on by it or them or the character of any material properties owned or leased by it or them makes such registration necessary.

(c)
Maintenance of Borrowing Base Properties.  The Borrower shall, subject to Permitted Encumbrances, cause all the Borrowing Base Properties to be operated and maintained in accordance with sound oilfield practice and shall use reasonable efforts to ensure that all of the Borrowing Base Properties operated by Persons other than the Borrower or its Material Subsidiaries are operated and maintained in accordance with sound oilfield practice.

(d)
Insurance.  The Borrower shall, and shall cause every Material Subsidiary to, maintain in full force and effect such policies of insurance issued by insurers of recognized standing in such amounts and covering its and their respective properties and operations as is customarily maintained by corporations and businesses engaged in the same or similar business in the localities where such properties and operations are located, and shall at the request of the Agent provide the Agent with a certificate of the insurer summarizing such coverage, together with such other information relating thereto as reasonably requested by the Agent.

(e)	Compliance with Laws and Regulations. The Borrower shall and shall cause each Material Subsidiary:

(i)	to comply in all respects with all Applicable Laws; and

(ii)	to observe and conform in all respects to:

A.	all valid requirements of any Governmental Authority relative to any of their Property; and

B.	all covenants, terms and conditions of all agreements upon or under which any of their Property are held;

except to the extent that failure to comply or observe and conform, as applicable, does not, and could not reasonably be expected to, result in a Material Adverse Effect.

(f)
Payment of Taxes and Government Levies.  The Borrower shall and shall cause each Material Subsidiary to pay or cause to be paid all rents, Taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other obligations to pay money validly levied, assessed or imposed upon it or them, or upon its or their respective properties or any part thereof, as and when the same become due and payable, except to the extent and for so long as the Borrower or such Material Subsidiary shall contest in good faith its obligation to do so, provided that any such contestation will not involve any material risk of forfeiture of any material Borrowing Base Properties.

(g)
Notice of Litigation.  The Borrower shall provide the Agent with prompt written notice of any action, suit, litigation or other proceeding which is commenced or threatened against the Borrower or any Material Subsidiary of which the Borrower has knowledge which would reasonably be expected to result in uninsured losses totaling in excess of $15,000,000.

(h)	Notice of Defaults. The Borrower shall provide prompt notice to the Agent of any Default or Event of Default.

(i)
Maintenance of Books and Records.  The Borrower shall and shall cause every Material Subsidiary to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with GAAP and, upon the request of the Agent, acting reasonably, make the same available for confidential inspection by the Agent and its employees at all reasonable times during regular business hours.

(j)
Year End Financial Statements.  The Borrower shall furnish to the Agent as soon as available and in any event within 90 days after the end of each accounting Year of the Borrower, a balance sheet of the Borrower as at the close of such accounting Year, a statement of earnings and a statement of cash flow of the Borrower, each prepared in accordance with GAAP and on a Consolidated Basis, together with an auditors’ report prepared by a reputable nationally recognized independent chartered accounting firm selected by the board of directors of the Borrower containing:

(i)	such auditors’ confirmation that their examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards; and

(ii)
such auditors’ opinion that such consolidated financial statements present fairly in all material aspects the financial position of the Borrower as of the close of such accounting Year and the results of its operations and the changes in its financial position for the accounting Year then ended in accordance with GAAP.

(k)
Quarterly Financial Statements.  The Borrower shall furnish to the Agent, as soon as available and in any event within 45 days after the end of each of the first 3 accounting Quarters of each accounting Year of the Borrower, a balance sheet of the Borrower as at the end of such Quarter, an income statement and a statement of cash flows of the Borrower, each prepared in accordance with GAAP and on a Consolidated Basis for such period, prepared on a basis consistent with the corresponding period of the preceding accounting Year, where applicable, and certified by the Responsible Officer of the Borrower.

(l)
Compliance Certificate.  The Borrower shall furnish to the Agent within five (5) days of the delivery of the financial statements or information referred to in Sections 11.1(j) and (k) and in any event within 90 days after the end of each accounting Year of the Borrower and within 45 days after the end of each of the first 3 accounting Quarters of each accounting Year of the Borrower, a duly executed and completed Compliance Certificate.

(m)	Engineering Reports. The Borrower shall furnish to the Agent as soon as available and in any event:

(i)	by April 30 in each Year during the Term, an Independent Engineering Report dated the last day of the prior Year; and

(ii)	by September 30 in each Year during the Term, an In-house Engineering Report dated as of July 1st of such Year;

which Engineering Reports shall be based, to the best of the Borrower’s knowledge, on information provided by the Borrower to the Independent Petroleum Engineer or its in-house engineers, as applicable, which is accurate and complete in all material respects.

(n)
Additional Information.  The Borrower shall furnish to the Agent any additional information regarding the business affairs, operations and financial condition of the Borrower or any Subsidiary as the Agent shall reasonably request including, without limitation:

(i)	copies of proxy statements, notices and reports the Borrower sends to the holders of its Equity Securities;

(ii)
all material change reports the Borrower files with securities commissions except those filed on a confidential basis and, upon expiry of the period allowed for such confidential filing, the Borrower shall forthwith furnish copies of any such filings to the Agent;

(iii)	operating statements and production reports relating to the Borrowing Base Properties; and

(iv)	all press releases issued by the Borrower or by any of its Subsidiaries.

(o)	Annual Budget. The Borrower shall furnish to the Agent the Annual Budget by July 31 of each Year.

(p)
Environmental Compliance.  Without limiting Section 6.6 or Section 12.1(e), the Borrower shall and shall cause every Material Subsidiary to comply in all respects with all applicable Environmental Laws except to the extent that failure to comply would not have a Material Adverse Effect.

(q)
Further Assurances.  The Borrower shall, within 30 days after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably requested by the Agent in order to ensure that each provision of the Loan Documents is and continues to be legal, valid and binding obligations of the Borrower and the Material Subsidiaries, as the case may be, enforceable against them in accordance with their terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

(r)
Title Defects, Etc.  The Borrower shall, upon becoming aware of the existence of any title defect (other than a Minor Title Defects) affecting Borrowing Base Properties that have or may be reasonably be expected to have a materially negative effect on the security position of the Agent and the Lenders, give the Agent prompt written notice of such title defect.

(s)
Borrowing Base Properties.  The Borrower and the Material Subsidiaries shall at all times own in aggregate not less than 95% of the Proved Reserves of the Borrower and its Subsidiaries (other than Longview and its Subsidiaries).

11.2	Negative Covenants

While any Obligations are outstanding or Accommodations are available to the Borrower, the Borrower covenants with the Lenders and the Agent that unless the Required Lenders otherwise expressly agree in writing:

(a)
Nature of Business.  The Borrower shall not, and shall not permit a Material Subsidiary, to materially change the nature or conduct of the business operations of the Borrower and the Material Subsidiaries, taken as a whole, from the petroleum and natural gas exploration and development business and related businesses nor own or acquire any Material Subsidiary whose principal business is outside such businesses.

(b)
Negative Pledge.  Except for the Permitted Encumbrances, the Borrower shall not create, incur, assume or suffer to exist, nor shall it permit any Material Subsidiary, to create, incur, assume or suffer to exist, any Security Interest, upon or with respect to any of their respective Property or rights, whether now owned or hereafter acquired.

(c)	Dispositions. Except for Permitted Intercorporate Transactions, Permitted Encumbrances and Permitted Dispositions, the Borrower:

(i)
shall not issue any Equity Securities not subject to a Security Interest in favour of the Agent pursuant to the Security Documents or dispose of any Equity Securities, in each case, in any Material Subsidiaries nor suffer or permit the issuance of any Equity Securities in any Material Subsidiaries to any Person other than the Borrower or another Material Subsidiary; and

(ii)	shall not dispose of, and shall not permit the disposition by any Material Subsidiaries, of any Borrowing Base Properties other than between or among the Borrower and any Material Subsidiary.

(d)
Fundamental Changes. The Borrower shall not, and shall not permit any Material Subsidiary to, be a party to any amalgamation, merger, plan of arrangement, reorganization or consolidation with any Person, or to liquidate or dissolve, except that, if at the time thereof and after giving effect thereto no Default or Event of Default shall have occurred and be continuing:

(i)
any Wholly-Owned Subsidiary of the Borrower may amalgamate with or wind-up into the Borrower or any other Material Subsidiary, and any Subsidiary of the Borrower that is not a Material Subsidiary may liquidate, dissolve or be wound up;

(ii)
any amalgamation, merger, plan of arrangement, reorganization, consolidation, or voluntary dissolution or winding up of any Material Subsidiary pursuant to which a Person, as a result of such transactions or series of transactions, contemporaneously therewith or immediately following the completion thereof, becomes a Material Subsidiary; or

(iii)
an exchange of Equity Securities issued by any Material Subsidiary pursuant to which a Person, as a result of such transactions or series of transactions, contemporaneously therewith or immediately following the completion thereof, becomes a Material Subsidiary;

provided that any amalgamation or winding up shall not be permitted unless:

A.	each of the participating Wholly-Owned Subsidiaries of the Borrower is a Material Subsidiary;

B.
in the case of an amalgamation, (1) the amalgamated corporation confirms to the Agent in writing (in form and substance satisfactory to the Agent) that the amalgamated corporation is liable, by operation of law or otherwise, for the obligations of the Borrower or applicable Material Subsidiary under the Loan Documents, as the case may be, and (2) such amalgamated corporation forthwith delivers to the Agent a certificate of a Responsible Officer attaching the new articles, by-laws and incumbency information for such corporation and any replacement share certificates for Equity Securities previously pledged to the Agent (together with executed replacement powers of attorney); and

C.	the Agent receives such legal opinions and other acknowledgements or agreements from the applicable Persons as the Agent and Lenders may require;

(any such permitted transaction being a “Permitted Intercorporate Transaction”).

(e)
Indebtedness for Borrowed Money.  The Borrower shall not, and shall not permit any Material Subsidiary to, incur any indebtedness for borrowed money other than the Secured Obligations, excluding however:

(i)	any indebtedness for borrowed money of the Borrower or any Material Subsidiary secured by a Permitted Encumbrance;

(ii)	Purchase Money Obligations of the Borrower or any Material Subsidiary secured by Purchase Money Mortgages which are Permitted Encumbrances;

(iii)	ordinary course trade payables of the Borrower or any Material Subsidiary;

(iv)
any indebtedness for borrowed money not included within any of the foregoing provided such indebtedness is not secured by any Security Interest and that the aggregate amount of all such indebtedness for borrowed money pursuant to this item (vi) does not exceed at the time that it is incurred an aggregate principal amount equal to five (5%) percent of the Borrowing Base Limit;

(v)	any indebtedness incurred pursuant to Convertible Debentures; and

(vi)	Subordinated Third Party Indebtedness, provided that if the Borrower or a Material Subsidiary is incurring Subordinated Third Party Indebtedness:

A.	the Consolidated Debt to Cash Flow Ratio will not, after or as a result of incurring such Subordinated Third Party Indebtedness, exceed 2.5:1.0;

B.	the Borrower or Material Subsidiary incurring the Subordinated Third Party Indebtedness gives to the Agent copies of all material documents in respect thereof;

C.
the lenders, holders or trustee for the holders of the Subordinated Third Party Indebtedness give to or enter into confirmations or subordination agreements with the Agent in form and substance acceptable to the Agent, acting reasonably, which confirmations or agreements shall subordinate the Subordinated Third Party Indebtedness to the Secured Obligations and confirm the matters in paragraphs (c) and (d) of the definition of Subordinated Third Party Indebtedness in Section 1.1; and

D.
the Borrower shall provide to the Agent certified true copies of any amendments, modifications or restatements of the material documents in respect of the Subordinated Third Party Indebtedness promptly upon the same being entered into.

(f)
Restriction on Financial Assistance.  The Borrower shall not and shall not allow or permit any of its Material Subsidiaries to provide any form of financial assistance (whether by way of loan, guarantee or otherwise) to any Person except financial assistance given by:

(i)	the Borrower or a Material Subsidiary to a Material Subsidiary or the Borrower, as the case may be;

(ii)	the Borrower or a Material Subsidiary to its employees in the ordinary course of business;

(iii)	the Borrower or a Material Subsidiary to any Person to reimburse expenditures incurred or to be incurred on behalf of the Borrower or any Material Subsidiary granting that financial assistance; or

(iv)
the Borrower or a Material Subsidiary in the ordinary course of the business of the Borrower or any Material Subsidiary to a Person who is not an Associate of the Borrower or any Subsidiary of the Borrower.

(g)
Accounting Year.  The Borrower shall not, and shall not permit any Material Subsidiary to, change its accounting Year end without the written consent of the Required Lenders, such consent not to be unreasonably withheld.

(h)
Amendment of Material Contracts.  The Borrower shall not, and shall not permit any Material Subsidiary to, amend, terminate, or agree to amend or terminate any of the Material Contracts or waive the benefit of any provisions thereof without the prior written consent of the Required Lenders if such amendment or waiver is or could reasonably be expected to have a Material Adverse Effect.

(i)	Limitation on Hedge Transactions. The Borrower shall not, and shall not allow or permit any Material Subsidiary to:

(i)
enter into any contract for a commodity swap or other protection agreement or option designed to protect against fluctuations in commodity prices (including any such contracts settled by physical delivery of the commodity which are not settled within 60 days of the date of any such contract) (collectively, the “Commodity Swap Contracts”), without the prior written consent of the Agent, unless:

A.
the aggregate amounts hedged under all Commodity Swap Contracts having a term of two (2) years or less does not exceed 60% of the average daily oil and natural gas production of the Borrower and any Material Subsidiaries, before royalties, during the Quarter immediately preceding any Commodity Swap Contract being entered into, as adjusted for acquisitions, such adjustments to be approved by the Lenders acting reasonably;

B.
the aggregate amounts hedged under all Commodity Swap Contracts having a term of greater than two (2) years but less than or equal to three (3) years plus one (1) month does not exceed 50% of the average daily oil and natural gas production of the Borrower and any Material Subsidiaries, before royalties, during the Quarter immediately preceding any Commodity Swap Contract being entered into, as adjusted for acquisitions, such adjustments to be approved by the Lenders acting reasonably;

(ii)
enter into any contract for a rate swap, rate cap, rate floor, rate collar, forward rate agreement, futures or other rate protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in interest rates (collectively the “Interest Rate Swap Contracts”) if the term of any such Interest Rate Swap Contract exceeds two (2) years or if at the time such Interest Rate Swap Contract is entered into (and taking into account the Interest Rate Swap Contract being entered into) the aggregate amounts hedged under all Interest Rate Swap Contracts exceeds 50% of the Aggregate Commitments;

(iii)
enter into any contract for the sale, purchase, exchange or for future delivery of foreign currency (whether or not the subject currency is to be delivered or exchanged), hedging contract, forward contract, swap agreement, futures contract, or other foreign exchange protection agreement or option with respect to any such transaction, designed to hedge against fluctuations in foreign exchange rates (collectively, the “Exchange Rate Swap Contracts”) if the term of any such Exchange Rate Swap Contracts exceeds one (1) year or if at the time such Exchange Rate Swap Contract is entered into (and taking into account the Exchange Rate Swap Contract being entered into) the aggregate amounts hedged under all Exchange Rate Swap Contracts exceeds 30% of the Aggregate Commitments; and

(iv)
enter into or maintain any Exchange Rate Swap Contract, Interest Rate Swap Contract, Commodity Swap Contract and any other derivative agreement or other similar agreement or arrangement, unless same is entered into for hedging purposes only and in the ordinary course of business and not for speculative purposes, and in each case complies with all restrictions herein contained including Section 11.2(b).

(j)
Restriction on Material Subsidiaries.  Neither the Borrower nor any Material Subsidiary shall own or acquire any Subsidiary with Hydrocarbon Properties or Tangibles that are to be treated as Borrowing Base Properties unless such Subsidiary, within 30 days of becoming a Subsidiary, is designated as a Material Subsidiary by the Borrower pursuant to Section 9.8 and provides to the Lenders and the Agent the Security Documents contemplated by Section 9.2.

(k)
Transactions with Associates.  The Borrower shall not, and shall not allow or permit any Material Subsidiary to, engage in any transaction (excluding, however, transactions between the Borrower or any Material Subsidiary or between any Material Subsidiaries) with any Associate of them on terms which are less favourable to them than would be obtainable at the time in comparable transactions with Persons who are not their Associates, without the prior written consent of the Agent, acting reasonably.

(l)
Restricted Payments. The Borrower shall not declare or make, or agree to declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so at any time where there is a Borrowing Base Shortfall or where a Default or Event of Default has occurred which is continuing or would result therefrom.

11.3	Financial Covenants

While any Obligations are outstanding or Accommodations are available to the Borrower, the Borrower covenants with the Lenders and the Agent that unless the Required Lenders otherwise expressly agree in writing:

(a)	Principal to Borrowing Base Limit. The Borrower shall ensure that at all times the sum of:

(i)	the Aggregate Principal Amount under the Credit Facilities; and

(ii)	the principal amount owing by the Borrower under the Operating Credit Facility (including, without limitation, the face amount of any bankers’ acceptances or letters of credit issued thereunder);

is equal to or less than the Borrowing Base Limit, except to the extent and for the period of time permitted by Section 5.4(d).

(b)
Ratio of Cash Flow to Interest Expense.  The Borrower shall ensure that at the end of each Quarter, the ratio of Cash Flow to Interest Expense, determined on a rolling four Quarter basis, equals or exceeds 3.5:1.0.

ARTICLE 12  EVENTS OF DEFAULT

12.1	Events of Default

Each of the following events shall constitute an Event of Default:

(a)
Failure to Pay Principal.  If the Borrower defaults in the due and punctual payment of any principal portion of any Obligations or Operating Obligations, when the same becomes due and payable, whether at maturity or otherwise.

(b)
Failure to Pay Interest or Fees.  If the Borrower defaults in the due and punctual payment of any interest, Stamping Fees or Standby Fees owing in respect of the Obligations and Operating Obligations as and when the same becomes due and payable, and such default continues for a period of three (3) Business Days.

(c)
Other Non-Payment.  If the Borrower defaults in the due and punctual payment of any amounts owing under the Loan Documents or the Operating Credit Agreement (other than amounts referred to in paragraphs (a) and (b) above) as and when such amounts become due and payable and such default continues for a period of three (3) Business Days after notice is given to the Borrower by the Agent specifying such default and requiring it to be remedied.

(d)	Breach of Financial Maintenance Covenant. If the Borrower is in default of any of the covenants set forth in Section 11.3.

(e)
Breach of Covenants.  Other than for the Events of Default set out in paragraphs (a), (b), (c) and (d) above, if the Borrower defaults in the performance or observance of any of its covenants set forth in Article 11, or any other obligation of the Borrower under this Agreement or under any other Loan Document or under the Operating Credit Agreement, and such default remains unremedied for a period of twenty (20) days after notice is given to the Borrower by the Agent specifying such default and requiring it to be remedied.

(f)
Misrepresentation.  If the Borrower makes any representation or warranty hereunder or under any of the Loan Documents which is untrue or incorrect in any material respect when made or when repeated or any Material Subsidiary makes any representation or warranty under any of the Loan Documents to which it is a party or by which it is bound, or any statements certified in any certificate provided by or on behalf of the Borrower or any Material Subsidiary is untrue or incorrect in any material respect when made, given or repeated, and such representation, warranty or statement continues to be untrue or incorrect for a period of thirty (30) days after the Agent gives written notice thereof to the Borrower.

(g)
Breach by Material Subsidiary.  If any Material Subsidiary defaults in the performance or observance of any of its covenants contained under any of the Loan Documents to which it is a party and such default remains unremedied for a period of (i) thirty (30) days after notice is given to the Borrower by the Agent specifying such default and requiring it to be remedied; or (ii) if, in the sole and unfettered opinion of the Agent such default does not and could not reasonably be expected to result in a Material Adverse Effect, such longer period of time as the Agent considers reasonable to permit cure of such default by the continuous and diligent efforts on the part of such Material Subsidiary which is in default.

(h)
Voluntary Insolvency.  If a resolution is passed for the dissolution, winding-up or liquidation of the Borrower or, except pursuant to any Permitted Intercorporate Transaction, any Material Subsidiary, or if the Borrower or any Material Subsidiary institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it, under the BIA, the CCAA or any other bankruptcy, insolvency or analogous law, or consents to the filing of any petition under any such law or to the appointment of a receiver, receiver and manager or other Person with like powers of the Borrower or any Material Subsidiary or of all or any substantial part of the Property of the Borrower or any Material Subsidiary or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or takes any corporate action in furtherance of any of the aforesaid purposes.

(i)
Involuntary Insolvency.  If a decree or order of a court of competent jurisdiction is entered against the Borrower or any Material Subsidiary adjudging the Borrower or any Material Subsidiary bankrupt or insolvent, or approving a petition, application or other proceeding seeking reorganization or winding-up of the Borrower or any Material Subsidiary under the BIA, the CCAA or any other bankruptcy, insolvency or analogous law, or appointing a receiver, receiver and manager or other Person with like powers of the Borrower or any Material Subsidiary or of all or any substantial part of the Property of the Borrower or any Material Subsidiary or ordering the involuntary winding up or liquidation of the affairs of the Borrower or any Material Subsidiary, and any such decree or order continues unstayed and in effect for a period of more than twenty (20) days, or if any receiver, receiver and manager or other Person with like powers is appointed of the Borrower or any Material Subsidiary, whether by means of private appointment or other manner of appointment, or of all or any substantial part of the Property of the Borrower or any Material Subsidiary and any such appointment continues undischarged or undismissed and in effect for a period of more than twenty (20) days.

(j)
Insolvency of Non-Material Subsidiary.  If any of the facts or circumstances described in Sections 12.1(h) and 12.1(i) relative to the Borrower or any Material Subsidiary apply to a Subsidiary which is not a Material Subsidiary and such fact or circumstance results in or could reasonably be expected to result in a Material Adverse Effect.

(k)
Enforcement against Property. If, in respect of all or substantially all of the Property of the Borrower or any Material Subsidiary, the holder of a Security Interest (other than the Agent, the Operating Lender or the Lenders) in such Property commences proceedings in a court having jurisdiction in respect thereof to enforce its Security Interest against such Property, or such holder of a Security Interest or a creditor of the Borrower or Material Subsidiary or a bailiff or civil enforcement agent appointed by such creditor issues a writ, execution, attachment or similar process against such Property or lawfully takes possession of any material portion of such Property and, in each such case, such proceedings, attachment or possession remain outstanding and not discharged or stayed for a period of twenty (20) days.

(l)
Other Obligations.  If the Borrower or any Material Subsidiary shall be in default of payment of moneys owing to, or in the performance of any other obligations in favour of, any other Person, and any relevant grace period or cure period shall have elapsed, where the aggregate amount of the indebtedness and/or obligations in favour of such Person is equal to or in excess of Cdn. $30,000,000.

(m)
Judgments.  If a final judgment for the payment of money in excess of Cdn. $30,000,000 shall be rendered against the Borrower or any Material Subsidiary and the same shall remain undischarged for a period of thirty (30) days during which such judgment shall not be on appeal and execution thereof shall not be effectively stayed.

(n)
Breach of Subordination Agreements.  If the Borrower breaches or is in default of its covenants or obligations under the Subordination Agreements, and such breach or default remains unremedied for a period of twenty (20) days after notice thereof is given by the Agent to the Borrower requiring such breach or default to be remedied.

(o)	Breach of Material Contracts. If any party to any of the Material Contracts is in breach in any material respect of its obligations thereunder and such breach or default has a Material Adverse Effect.

(p)
Breach of Secured Hedge Agreement.  If the Borrower breaches or is in default of its covenants or obligations under any Secured Hedge Agreement as a result of which a triggering event allowing an early termination thereof has occurred and the Lender (or a Subsidiary of the Lender, as applicable) has given notice to effect such early termination.

(q)	Change of Control. If there is any Change of Control of the Borrower without the prior written consent of the Agent (which consent shall be based upon the agreement of the Required Lenders).

12.2	Acceleration

Upon the occurrence of any Event of Default which has not been remedied or waived and which is continuing, the Agent shall, if so required by the Required Lenders, by written notice to the Borrower:

(a)	declare the Commitments and the right of the Borrower to obtain further Accommodation from the Lenders to be terminated; and

(b)
declare all Obligations (whether matured or unmatured) outstanding hereunder (including the face amount of all Bankers’ Acceptances) and all Bank Product Obligations to be immediately due and payable without further demand, presentation, protest, days of grace or other notice of any kind, all of which are expressly waived by the Borrower;

provided that upon the occurrence of an Event of Default specified in Section 12.1(h) or 12.1(i), each Lender’s Commitments shall automatically terminate and all Obligations and Bank Product Obligations shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower.  In any such event, the Borrower shall immediately pay to the Lenders and the Agent all amounts owing or payable in respect of the Obligations and Bank Product Obligations, failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable.

12.3	Waivers

Any Event of Default may be waived by the Lenders in accordance with Section 13.2 and Section 1.13(a).

12.4	Remedies Cumulative

It is expressly understood and agreed that the rights and remedies of the Lenders and the Agent under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law; any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement therein contained shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which such Lender or the Agent may be lawfully entitled for the same default or breach, and any waiver by the Agent or any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement therein contained, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default.  The Agent, on behalf of the Lenders and acting on the instructions of the Required Lenders may, to the extent permitted by Applicable Law, bring actions or proceedings at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a)	the specific performance of any covenant or agreement contained in the Loan Documents;

(b)	enjoining a violation of any of the terms of the Loan Documents;

(c)	aiding in the exercise of any power granted by the Loan Documents or by law; or

(d)	obtaining and recovering judgment for any and all amounts due in respect of the Secured Obligations.

12.5	Application of Proceeds of Realization

Notwithstanding any other provision of this Agreement, the proceeds realized under the exercise by the Agent of its rights, remedies and recourses under the Loan Documents will be distributed in the following order:

(a)
firstly, in payment of all costs and expenses incurred by the Agent and the Lenders in connection with such realization, including legal, accounting and receivers’ fees and disbursements and in payment of all Security Interests or claims ranking prior to the Security Interests created by the Security Documents;

(b)	secondly, in repayment of any outstanding Secured Obligations, with such repayments being appropriated to the Obligations and Bank Product Obligations in the manner provided for in Section 12.6; and

(c)	thirdly, if all Secured Obligations have been paid and satisfied in full, any surplus proceeds will be paid in accordance with Applicable Law.

12.6	Appropriation of Moneys Received

Subject to Sections 12.5(a) and 13.16, the Agent and the Lenders may from time to time when an Event of Default has occurred and is continuing appropriate any moneys received by it from the Borrower or any Material Subsidiary or pursuant to the exercise of any right or remedy under any Loan Document in or toward payment of the Obligations and Bank Product Obligations as the Agent and the Lenders in their sole discretion may see fit.

12.7	Non-Merger

The taking of a judgment or judgments or any other action or dealing whatsoever by the Agent under any Loan Document will not operate as a merger of any Secured Obligations of the Borrower or any Material Subsidiary to the Agent or any Lender or in any way suspend payment or affect or prejudice the rights, remedies and powers, legal or equitable, which the Lender may have in connection with the Secured Obligations.  The surrender, cancellation or any other dealings with any Security Documents will not release or affect the Secured Obligations of the Borrower and any Material Subsidiaries.

12.8	Agent May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent, on behalf of the Lenders and with the approval of the Required Lenders, may upon 15 days’ prior notice to the Borrower, perform any such covenant capable of being performed by the Agent and, if any such covenant requires the payment or expenditure of money, the Agent may make such payment or expenditure with its own funds on behalf of the Lenders.  All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the Prime Rate plus [Redacted] percentage points per annum commencing on the day of payment of such amounts by the Agent, calculated daily and payable on demand.

12.9	Set-Off

(a)
Each of the Agent, each Lender and each Affiliate (including each branch office thereof) of any of them is hereby authorized, without notice or demand (each of which is hereby waived by the Borrower), at any time and from time to time during the continuance of any Event of Default and to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (whether general or special, time or demand, provisional or final) at any time held and other Debt, claims or other obligations at any time owing by the Agent, such Lender or any of their respective Affiliates to or for the credit or the account of the Borrower against any Obligation of the Borrower or any Material Subsidiary now or hereafter existing, whether or not any demand was made under any Loan Document with respect to such Obligation and even though such Obligation may be unmatured.  Each of the Agent and each Lender agrees to notify the Borrower and the Agent promptly after any such setoff and application made by such Lender or its Affiliates; provided, however, that the failure to give such notice shall not affect the validity of such setoff and application.  The rights under this Section 12.9(a) are in addition to any other rights and remedies (including other rights of setoff) that the Agent, the Lenders and their Affiliates may have.

(b)	Any amounts recovered by a Lender under this Section 12.9(a) shall be subject to adjustment under Section 13.16, if applicable.

ARTICLE 13  THE AGENT

13.1	Appointment of Agent

Each of the Lenders appoints BNS, and BNS accepts such appointment, to act as administrative agent for and on behalf of the Lenders (BNS, in such capacity, being the “Agent”, as such term is defined in Section 1.1) in the manner and upon the terms provided herein.  Subject to Section 13.2 and except as may be specifically provided to the contrary herein, each of the Lenders irrevocably authorizes the Agent to take such action on its behalf under the provisions of the Loan Documents, and to exercise such rights or powers and to perform such duties or obligations under the Loan Documents as are either expressly or by implication delegated or provided to the Agent by the Lenders under the terms of the Loan Documents, together with such other powers as are reasonably incidental thereto and necessary for the Agent to fully perform or carry out such duties or obligations or exercise such rights or powers pursuant to the Loan Documents.

13.2	Consent of Lenders, Etc

(a)
Consent by the Required Lenders.  Subject to Sections 13.2(b) and 13.2(c), and except as otherwise provided in this Agreement, any waiver of or any amendment to a provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall require the approval, consent or agreement, as the context requires, of the Required Lenders including the following:

(i)	waiver of an Event of Default, other than for non-payment of the principal portion of any Obligations, interest, Stamping Fees or Standby Fees; or

(ii)	acceleration of any of the Obligations.

(b)
Unanimous Consent.  Any waiver of or any amendment to a provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents which relates to the following matters shall require the approval, consent or agreement, as the context requires, of all of the Lenders:

(i)	Section 2.4 (revocation of the Notice of Drawdown);

(ii)	an Event of Default for non-payment of the principal or interest portions of any Obligations, Stamping Fees or Standby Fees;

(iii)	the compromise or forgiveness of any principal, interest or fees payable in respect of any Obligations;

(iv)	the postponement of any maturity date of any Obligations of the Borrower to the Lenders, or the Agent, under the Loan Documents or of any other Principal Repayment required hereby;

(v)	Sections 8.1 and 8.2 (waiver of conditions precedent to a Drawdown, Conversion or Rollover);

(vi)
any change (except for changes of a purely mechanical nature) in the types of Accommodations, or in the interest rates, Standby Fees, Stamping Fees, the Discount Rate, or the amount of any payments payable by the Borrower to the Lenders under this Agreement;

(vii)	a shortening of the notice period required pursuant to Sections 2.4 and 2.5 or the dates or timing of any payments required of the Borrower under this Agreement;

(viii)	an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement unless specifically permitted hereunder;

(ix)	the release of any Security Documents (other than as contemplated hereunder) or the amendment of any material term of a Subordination Agreement;

(x)	any change in the thresholds for Lender approval of any increases, decreases or maintenance of the Borrowing Base Limit contemplated by Article 7;

(xi)	a change in the definition of the “Required Lenders”; or

(xii)	the provisions of Sections 13.2(a), 13.2(b), 13.2(c) and 13.2(d).

(c)	Other Changes.

(i)	the Commitment of a Lender cannot be increased without the agreement of that Lender; and

(ii)	a change in the definition of “Required Revolving Lenders” cannot be made without the agreement of all the Required Revolving Lenders.

(d)
Conflict Between Sections 13.2(a), 13.2(b) and 13.2(c).  To the extent that any of the subject matters of Section 13.2(a) are covered by Section 13.2(b) or 13.2(c), the provisions of Section 13.2(b) or 13.2(c), as the case may be, shall govern in respect of the requirements for approval, consent or agreement.

(e)
Agent’s Discretion.  The Borrower acknowledges that the Agent’s discretion to act on certain matters is restricted by this Section 13.2 and accordingly, where an obligation of reasonableness is imposed on the Agent in circumstances where a consent, approval or agreement, as the case may be, requires the approval of all Lenders or the Required Lenders under this Section 13.2, the obligation to act reasonably shall be imposed severally upon each of the Lenders and not on the Agent.

(f)
Authority of Agent.  Unless specifically provided for in Sections 13.2(a), 13.2(b) or 13.2(c), and subject to Section 13.9, the Agent shall have full and complete authority and discretion to exercise all of the rights granted to it as Agent under or pursuant to the Loan Documents, and to perform all of its duties and obligations imposed upon it as Agent, which arise under or pursuant to the Loan Documents, without being obligated in any way to notify or consult with the Lenders or any one of them.  In furtherance thereof, each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under this Agreement as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder, together with all powers reasonably incidental thereto.  Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement among the Lenders in relation to the Credit Facilities or to Applicable Law.

(g)
Agent’s Consent.  Any waiver of or amendment to any provision of the Loan Documents which relates to the rights, duties, powers, discretions or obligations of the Agent shall require the agreement of the Agent thereto.

(h)
Requests by the Borrower.  If the Borrower makes a request to the Agent for a determination governed by this Section 13.2, the Agent and the Lenders shall use commercially reasonable efforts to make such determination within the time reasonably requested by the Borrower, but shall not incur any liability for failing to do so.

13.3	Indemnity

(a)
The Lenders agree to fully and completely indemnify each Agent Indemnitee (to the extent not actually reimbursed by the Borrower when the Borrower is required to do so) ratably according to their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever, including on account of any liability of the Agent with respect to the remittance of any Taxes in connection with any payment received in its capacity as Agent, which may be imposed on, incurred by, or asserted against the Agent  Indemnitee in any way relating to or arising out of its role as Agent or out of the Loan Documents and any other instruments and agreements referred to in them and including but not limited to any action or decision taken or omitted by any Agent Indemnitee under, pursuant to, or arising from the Loan Documents or any other instruments and agreements referred to in them, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from an Agent Indemnitee’s fraudulent conduct, willful misconduct or gross negligence.

(b)
Without limiting the generality of Section 13.3(a), each Lender shall reimburse any Agent Indemnitee promptly upon demand for its Pro Rata Share as described in Section 13.3(a) of out-of-pocket expenses (including its legal fees and disbursements on a solicitor and its own client basis) incurred by an Agent Indemnitee in connection with the determination or preservation of any rights of an Agent Indemnitee, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents or any other instruments and agreements referred to in them, to the extent that the Agent is not actually reimbursed for such expenses by the Borrower where the Borrower is required to do so.  In addition, the Agent may refrain without liability to the Lenders from exercising any right, power or discretion or taking any action to determine, protect or enforce the rights and remedies of any Lender under the Loan Documents or any other instruments and agreements referred to in them until it has been indemnified or secured to its satisfaction against any and all costs, losses, expenses or liabilities (including its legal fees and disbursements on a solicitor and its own client basis) which it would or might sustain or incur as a result of such exercise or action.

13.4	Exculpation

(a)
The Agent shall have no duties or responsibilities, implied by application of law or otherwise, except those expressly set out in this Agreement.  The Agent shall not be required to make any decision or take any action which may expose it to personal liability or which, in its sole discretion, may be contrary to this Agreement or any Applicable Law.  As between the Agent and each of the Lenders, no Agent Indemnitee shall be liable for any action taken or omitted to be taken under the Loan Documents or in connection with the Loan Documents, unless caused by their fraudulent conduct or willful misconduct.  Nothing in this Agreement or any of the Loan Documents, expressed or implied, is intended to, or shall be construed in any way so as to, impose upon the Agent any obligation except as expressly set out in the Loan Documents.  Without limiting the generality of the foregoing, the Agent shall not be responsible for any calculation, recitals, statements, representations or warranties made by the Borrower or any Material Subsidiary in the Loan Documents or which may be contained in any Loan Document subsequently entered into by the Agent or in any verbal or written information provided by the Borrower, any Material Subsidiary or any other Subsidiary thereof for the benefit of the Lenders or for the authorization, execution, effectiveness, genuineness, validity or enforceability of the Loan Documents or any other instruments and agreements referred to therein and shall not be required to make any inquiry or investigation concerning the performance, compliance or observance of any of the terms, provisions or conditions of the Loan Documents or any other instruments or agreements referred to therein or arising therefrom.

(b)
Each of the Lenders severally represents and warrants to the Agent that it has made and shall continue to make such independent investigation of the financial condition and affairs of the Borrower and the Material Subsidiaries as such Lender deems for itself to be appropriate in connection with any of the Loan Documents and the making and continuance of Accommodations under the Credit Facilities, that such Lender has and shall continue to make its own appraisal of the creditworthiness of the Borrower and the Material Subsidiaries and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Agent, including any legal advice provided to the Agent by its counsel.  The Agent may at any time request instructions or directions from the Lenders with respect to any actions or approvals which, by the terms of this Agreement, the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any Lender for refraining from taking any action or withholding any approval under the Loan Documents until it has received such written instructions or directions from the Lenders.  No Lender shall have any right of action or recourse whatsoever against the Agent as a result of the Agent acting or refraining from acting under any of the Loan Documents in accordance with instructions or directions received from the Lenders.  The Lenders have reviewed the consequences of entering into and performing obligations and receiving amounts under this Agreement, including the Canadian income tax consequences in respect thereof, and are not relying on any information provided by the Agent, including any legal or tax advice provided to the Agent by its counsel.

(c)
The Agent may consult with its own legal counsel, Borrower’s Counsel, independent public accountants and other experts and advisors selected by it and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants, experts or advisors.

(d)
The Agent does not make any warranty or representation to any Lender and is not responsible to any Lender for the accuracy or completeness of any information or data made available to the Lender in connection with the syndication of the Credit Facilities, or for any statements, warranties or representations (whether written or oral) made in or in connection with any of the Loan Documents.  The Agent shall have no duty to ascertain or to enquire as to the performance or observation of any of the terms, covenants or conditions of the Loan Documents, where applicable.  The Agent shall not be responsible to any Lender for the due execution, legality, validity, enforcement, genuineness, sufficiency or value of any of the Loan Documents and shall not have any duty to procure funds for any payment required hereunder, including, without limitation, by charging any account of the Borrower maintained with the Agent for any amount due to the Lenders hereunder.

13.5	Reliance

The Agent shall not incur any liability under or in respect of the Loan Documents by acting upon any notice, consent, statement, certificate or other instrument or writing (including, without limitation, any writing delivered by telegram, telecopy, facsimile, cable, telex or e-mail) or telephone conversation in good faith believed by it to be genuine, in accordance with the applicable agreement and signed, sent or made by the party or parties believed by the Agent to be the proper party or parties.

13.6	Exchange of Information

The Borrower agrees that the Agent and each Lender may provide to the other Lenders or the Agent such information as is provided by the Borrower or any Material Subsidiary to the Agent or any Lender pursuant to the provisions of any of the Loan Documents, the Operating Credit Agreement or the Secured Hedge Agreements concerning the financial position, Property and operations of the Borrower or any Subsidiary thereof as, in the opinion of the Agent or such Lender, is relevant to the ability of the Borrower or the Material Subsidiaries to fulfill its or their obligations under or in connection with any of such Loan Documents, provided that neither the Agent nor any Lender shall be under any obligation to disclose any information to any of the Lenders or any one of them in respect of the Borrower or any Material Subsidiary other than providing to such Lenders copies of any Loan Documents, the financial information delivered by the Borrower or any Material Subsidiary pursuant to any such documents and copies of any certificates and opinions delivered by the Borrower or any Material Subsidiary pursuant to any Loan Documents.

13.7	Agent as Lender and Dealings with Borrower

With respect to its own Commitments and any Accommodation granted by it under the Credit Facilities, the Agent shall have the same rights and powers under the Loan Documents, where applicable, as any other Lender and may exercise the same as though it were not the Agent, and the term “Lenders” or any similar terms shall, unless expressly stated otherwise, include the Agent in its individual capacity and to the extent of its Commitments.  It is understood and agreed by all of the Lenders that the Agent may accept deposits from, lend money to, and generally engage in banking business with the Borrower as if it were not the Agent or a Lender, as the case may be, under this Agreement and shall not have any duty to account therefor to the Lenders or to share with the Lenders any information acquired in the course of engaging in such business with the Borrower.

13.8	Resignation and Replacement of Agent

(a)
If at any time the Agent deems it advisable, it may deliver to each of the Lenders and the Borrower written notification of its resignation insofar as it acts as agent for and on behalf of the Lenders pursuant to this Agreement, such resignation to be effective upon the date of the appointment by the Required Lenders of a successor acceptable to the Borrower, acting reasonably, such appointment to be promptly made.  If no such appointment has been made within 30 days of the Agent’s written notification of resignation, the resigning Agent, the Borrower or any Lender may apply to a court having jurisdiction in the matter and on notice to the other Parties, for an order appointing a replacement agent.  The appointment of the replacement agent shall be conditional upon the replacement agent becoming a Lender and agreeing to be bound by the Loan Documents.

(b)
Subject to the conditions set forth in this Section 13.8, the Required Lenders, with the consent of the Borrower, which consent shall not be unreasonably withheld, may, with cause, replace the Agent by appointment of another Lender as replacement agent, such replacement to be effective 30 days following delivery to the Borrower, the Agent and each of the Lenders of an instrument in writing to that effect signed by the Required Lenders, the replacement agent and the Borrower.  Any successor or replacement agent, unless otherwise unanimously agreed by the Lenders and the Borrower, shall be a Schedule I Bank.

(c)
Upon the acceptance of any appointment as Agent by a successor or replacement agent, such successor or replacement agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or replaced agent as Agent, and the retiring or replaced agent shall be discharged from its duties and obligations under this Agreement as Agent.  After any retiring or replaced agent’s resignation or removal hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring or replaced agent while it was acting as the Agent.

13.9	Instructions by Lenders

(a)
A meeting of Lenders may be called by the Agent and shall be called by the Agent upon the request of one or more Lenders holding in the aggregate not less than 20% of the Aggregate Commitments, or upon the request of the Borrower.  Every such meeting shall be held in Calgary, Alberta or at such other place as the Agent and the Borrower may approve, each acting reasonably.  At least 5 Business Days’ notice of the time and place of any such meeting shall be given to the Lenders and shall include or be accompanied by a draft of each resolution to be submitted to such meeting, but the notice may state that such draft is subject to amendment at the meeting or any adjournment thereof.  The Lenders who are present in person or by proxy at the time and place specified in the notice shall constitute a quorum.  The Agent shall nominate a person to be chairman of the meeting.  Upon every poll taken at any such meeting every Lender who is present in person or represented by a proxy duly appointed in writing (who need not be a Lender) shall be entitled to one vote for every dollar of such Lender’s Commitments.

(b)
In respect of all matters concerning the convening, holding and adjourning of Lenders’ meetings, the form, execution and deposit of instruments appointing proxies and all other relevant matters, the Agent may from time to time make such reasonable regulations not inconsistent with this Section 13.9 as it shall deem expedient and any regulations so made by the Agent shall be binding upon the Borrower and the Lenders. A resolution passed by the Required Lenders in respect of matters set forth in Section 13.2(a) or in respect of all other matters pursuant to this Section 13.9(b) or all the Lenders in respect of matters set forth in Section 13.2(b) shall be binding upon all Lenders and the Agent (subject to the provisions for the Agent’s indemnity herein contained) shall be bound to give effect thereto accordingly.

(c)
A written resolution in lieu of a meeting of the Lenders signed by the Required Lenders as stipulated under this Agreement, shall be binding on all of the Lenders and the Agent as to the matters resolved thereunder.

(d)
For the purposes of this Section 13.9, a Secured Hedge Counterparty shall have no right to participate in any meeting or sign any resolution in lieu thereof in respect of the Secured Hedge Obligations, but any resolution passed by the Lenders shall be binding upon such Secured Hedge Counterparty.

13.10	Arrangements for Repayment of Accommodation

The Agent shall, upon receipt by it of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, pay over to each Lender the amount to which it is entitled under this Agreement.  Such payment shall be made promptly following receipt and, in any event, the Agent shall use reasonable efforts to pay to each Lender at the applicable Lender’s branch of account such amount on the same Business Day as such amount is received by the Agent.

13.11	Repayment by Lenders to Agent

(a)
Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower under this Agreement is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower shall remit such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to such Lender’s Pro Rata Share of such payment.  If the Borrower does not in fact remit such payment to the Agent, without restricting the obligation of the Borrower to make such payment, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand by the Agent repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent’s usual banking practice for such advances to financial institutions of like standing to such Lender, but in any event at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency. Section 13.17 shall not apply to this Section 13.11(a).

(b)
Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to the date of any Accommodation that such Lender does not intend to make available its proportion of any Accommodation, the Agent may, in its discretion, assume that such Lender shall remit funds to the Agent and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on the date of any Accommodation an amount equal to such Lender’s proportion of such Accommodation.  If a Lender does not in fact remit such funds to the Agent, without restricting the obligation of such Lender to make such funds available and its liability for damages or otherwise as a result of the failure to do so, the Agent shall promptly notify such Lender and the Borrower, and the Borrower shall forthwith on demand by the Agent repay to the Agent the amount made available to it by the Agent on behalf of such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender and the Borrower) in accordance with the Agent’s usual banking practice for advances to financial institutions of like standing to such Lender, but in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.

13.12	Dealings by Agent

Subject to Sections 13.2 and 13.9 and unless otherwise expressly provided herein, the Agent may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower, its debtors, sureties and others and any securities as it may see fit without prejudice to the liability of the Borrower under the Loan Documents or the Agent’s or any Lenders’ rights thereunder.

13.13	Dealings with Agent and Others

The Borrower shall only be required to deal with the Agent and in the absence of notice or knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter arising under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

13.14	Consent or Approval of a Lender

Where the consent, approval or agreement of a Lender in respect of any matter under this Agreement is required pursuant to the terms of this Agreement including, without limitation, Section 13.2, such consent, approval or agreement shall be deemed to be withheld by that Lender if that Lender does not provide such consent, approval or agreement within 15 Business Days of being requested to do so by the Borrower or the Agent, as applicable, or if this Agreement provides for a shorter time period in respect of such matter, within the time provided hereunder.

13.15	Amendment of Article 13

The provisions of this Article 13, other than Sections 13.2, 13.6 and 13.8 and this Section 13.15, may be amended or added to, from time to time, by execution by the Lenders of an instrument in writing and such instrument in writing shall validly and effectively amend or add to any such provisions of this Article 13 without requiring the execution of such instrument in writing by the Borrower provided such amendment or addition does not adversely affect or alter the rights or obligations of the Borrower hereunder.  The Lenders and the Agent shall furnish to the Borrower a copy of any such instrument in writing amending any such provisions of Article 13.

13.16	Adjustments Among Lenders

(a)
If at any time a Lender (the “Purchasing Lender”) receives any payment (whether voluntary, involuntary, through the exercise of any right of set-off or otherwise) (an “Amount”) on account of the Secured Obligations (including, without limitation, as a result of exercising any Hedge Liens in favour of a Lender) which results in the Purchasing Lender receiving a payment or other reduction in the proportion of the aggregate amount of Accommodation provided by it greater than its Pro Rata Share, then the Purchasing Lender shall notify the Agent of that fact and purchase (for cash at face value) participations in the Accommodation provided by other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments or reductions shall be shared by the Lenders based on their Pro Rata Share, provided that:

(i)
if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest;

(ii)
the provisions of this Section shall not be construed to apply to any payment made by the Borrower or any Material Subsidiary pursuant to and in accordance with the express terms of this Agreement; and

(iii)
the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the Secured Obligations, (y) any reduction arising from an amount owing to the Borrower or a Material Subsidiary upon the termination of Hedge Transactions entered into between the Borrower or a Material Subsidiary and a Secured Hedge Counterparty, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Borrower consents to the foregoing and agrees, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower and any Material Subsidiary rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of the Borrower or any Material Subsidiary in the amount of such participation.

(b)
The Borrower agrees to be bound by and, at the request of the Agent, to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to Section 2.4(b) and this Section 13.16 but shall incur no increased liabilities or costs by reason thereof.

(c)
For the purposes of this Section 13.16, the Commitments of the Operating Lender provided hereunder and the Aggregate Commitments shall include the amount of the Operating Commitment, and the Accommodations of the Operating Lender provided hereunder shall include the outstanding principal amount of the Operating Obligations.

(d)
For the purposes of Section 13.16(a), the term “Lenders” shall be deemed to include any Secured Hedge Counterparties contemplated by paragraph 9(b) of the definition of such term, and the “Aggregate Commitments”, the “Commitments” of each Lender shall include the Secured Hedge Obligations, and “Pro Rata Share” shall be calculated accordingly.  Each Secured Hedge Counterparty shall, promptly upon calculating the amount of the Secured Hedge Obligations under its relevant Secured Hedge Agreements, deliver to the Agent the amount thereof and reasonable details of the calculation thereof, together with true copies of all Secured Hedge Agreements to which it is party.

(e)
Notwithstanding anything contained in this Section 13.16, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 13.16 any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing by the Borrower to such Lender other than on account of Secured Obligations.

13.17	Interest on Payments in Arrears

(a)	Notwithstanding any other provision of this Agreement, interest shall be paid by the Parties as follows as between the Agent and the Lenders only, on amounts which:

(i)	the Agent or a Lender has actively incurred as an out-of-pocket expense for which another Party has an obligation under this Agreement to reimburse the Agent or the Lender; or

(ii)	the Agent receives from the Borrower which are payable to the Lenders by the Agent;

at the then applicable interbank rate for Canadian Dollars or U.S. Dollars, as the case may be, from and including the day on which the payment was due, but excluding the day on which the payment is made.

(b)	All interest referred to in this Section 13.17 shall be simple interest calculated daily on the basis of a 365 day Year (or in the case of a leap Year, a 366 day Year).

ARTICLE 14  ASSIGNMENT

14.1	Assignment of Interests by the Borrower

This Agreement shall not be assignable, in whole or in part, by the Borrower, without the prior written consent of all the Lenders.

14.2	Assignment by a Lender

Any Lender may assign its interest in the Credit Facilities and in the Loan Documents with the consent of the Borrower and the Agent, which consent shall not be unreasonably withheld or delayed.  If an assigning Lender intends to retain a portion of its Commitments, such assignment shall only be permitted if it retains Commitments equal to not less than $10,000,000, and the Commitments of the assignee are not less than $10,000,000.  The consent of the Borrower to an assignment is not required upon the occurrence and during the continuance of a Default or Event of Default.  In order for any such assignment to be effective, notice of such assignment, together with the particulars of any outstanding Secured Hedge Transactions to which such Lender is party (which particulars are satisfactory to the Agent, acting reasonably), must be given to the Agent accompanied by payment by the assignor to the Agent of an administrative fee of [Redacted].

14.3	Liability of Assigning Lender

To the extent that a Lender sells, assigns or transfers any portion of its interest in the Credit Facilities and the Loan Documents pursuant to the terms hereof, such Lender shall be fully released and forever discharged of any and all of its covenants and obligations under the Loan Documents accruing from and after the date of the assignment in respect of that portion of the Credit Facilities so sold, assigned or transferred and the Borrower’s recourse under the Loan Documents in respect of such portion of the Credit Facilities from and after such date shall be to the assignee Lender only and that assignee Lender’s successors and permitted assigns.

14.4	Assignment and Acceptance

Upon the assignment by any Lender of all or a portion of its interest in the Credit Facilities and in the Loan Documents, which assignment complies with Section 14.2, or upon the replacement of an Affected Lender pursuant to Article 15, the Lender assigning its interest in the Credit Facilities and the Loan Documents and the assignee acquiring such interest shall execute an Assignment and Acceptance in the form of Schedule F and the assigning Lender shall promptly cause original copies of the Assignment and Acceptance to be delivered to the Agent.  The Agent shall deliver 3 original copies of the Assignment and Acceptance to the Borrower who shall promptly execute same and deliver two fully executed copies thereof to the Agent.  Provided that all the conditions to assignment contained in Section 14.2 or 15.2, as the case may be, have been satisfied, then upon the execution of the Assignment and Acceptance by the assigning Lender and the assignee and delivery thereof to the Agent (and irrespective of whether the Borrower has executed and delivered same) the assignee thereunder shall automatically become a Party to this Agreement as a Lender to the extent of the assignee’s Commitments.

14.5	Participations

Each Lender may sell participations to one or more financial institutions or other persons in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitments), provided that the Lender granting a participation shall promptly notify the Borrower and the Agent of the identity of the participant and the amount of that participation.  Any such participant shall not become a Lender and:

(a)	the obligations of a Lender which has granted a participation under this Agreement (including, without limitation, its Commitments) shall remain unchanged;

(b)	such Lender shall remain solely responsible to the other Parties hereto for the performance of such obligations;

(c)	the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement;

(d)	no participant shall have any right to approve any amendment or waiver of any provision of this Agreement, nor shall any consent or approval be required hereunder from a participant.

14.6	Continuing Indemnity and Secured Hedge Transactions

(a)	Where any Lender assigns all of its interest in the Credit Facilities and in the Loan Documents pursuant to Article 14 or Article 15:

(i)	such assigning Lender shall retain its rights to be indemnified under Section 6.5 and 6.6 (subject to Section 16.8); and

(ii)	if the assigning Lender or its Subsidiary or Affiliate is a Secured Hedge Counterparty, then:

A.
the Security Interests created by Security Documents shall continue, subject to Subsection 14.6(c), to secure the Secured Hedge Obligations of such Secured Hedge Counterparty and such Secured Hedge Counterparty shall have the benefit of the Security Documents; and

B.	such Secured Hedge Counterparty’s consent shall be required for any amendment contemplated by clause 13.2(b)(ix) and clause 13.2(b)(xii) (as such clause relates to clause 13.2(b)(ix)),

provided that the Security Interests created by the Security Documents shall not secure any indebtedness, liabilities or obligations incurred pursuant to any Hedge Transaction entered into by such Lender or its Subsidiary or Affiliate after the date of such assignment.

(b)
Any Secured Hedge Counterparty that is a Subsidiary or Affiliate of a Lender providing Accommodations hereunder shall appoint its parent Lender as its attorney and representative for the purposes of dealing with the Agent, any other Lender and the Borrower and exercising or enforcing any rights or remedies hereunder or under the Security Documents, and such Secured Hedge Counterparty shall not be entitled to do so except through such Lender as its attorney.

(c)
Where any Secured Hedge Counterparty assigns all or any part of its interest under a Secured Hedge Transaction as permitted by the applicable Secured Hedge Agreement, the Secured Hedge Obligations thereunder shall cease to be secured by the Security Documents unless such assignment is to (i) the Secured Hedge Counterparty’s parent Lender, (ii) an assignee Lender which became a Lender pursuant to an assignment under Article 14 or Article 15 from the Secured Hedge Counterparty’s parent Lender, or (iii) a Subsidiary or Affiliate of an assignee Lender contemplated by clause (ii) of this paragraph.

ARTICLE 15  REPLACEMENT OF LENDER

15.1	Replacement of Lender

Subject to Section 15.2, if any of the following events occurs in respect of a Lender (the “Affected Lender”):

(a)	the circumstances set forth in Sections 6.1, 6.3(a) or 6.4(a) apply to a Lender and such Lender, in reliance on such Section, makes a claim against the Borrower under any of those Sections;

(b)
a Revolving Lender refuses to agree to an extension of its Term Conversion Date pursuant to Section 5.2 in respect of its Revolving Commitment when Required Revolving Lenders have agreed to such extension of their respective Term Conversion Dates; or

(c)
a Lender elects not to participate in a Drawdown for a Hostile Acquisition in accordance with Section 2.8, unless, pursuant to Section 2.8(e), the other Lenders fund the Non-Funding Lender’s portion of the financing of the Hostile Acquisition which would otherwise have been funded by the Non-Funding Lender, the Borrower may, but need not, while the event is continuing:

(d)
prepay, without premium, penalty or bonus, all amounts owing to the Affected Lender and cancel any undrawn portion of the Affected Lender’s Commitments, including any undrawn portion resulting from such prepayment; or

(e)
prepay, without premium, penalty or bonus, any or all amounts owing to the Affected Lender for the purpose of substituting for such Lender a replacement lender who agrees to become a Lender and who shall be entitled to Commitments equal to the Affected Lender’s Commitments, provided, however, Bankers’ Acceptances and LIBOR Loans shall not be prepaid prior to the maturity thereof (unless the Lenders are indemnified for any costs or expenses incurred as a result of such prepayment).

15.2	Restrictions on Replacement of Lenders

The Borrower shall only be entitled to replace an Affected Lender pursuant to Section 15.1 if the Borrower has paid to the Affected Lender all Obligations and Bank Product Obligations owing to that Lender including all amounts payable to the Lender by the Borrower pursuant to Article 6 or has arranged an assignment by the Affected Lender to the replacement Lender pursuant to Article 14. Any replacement lender designated by the Borrower must be approved by the Agent acting reasonably.  If the Borrower does not designate a replacement lender or such replacement is not approved by the Agent, the Aggregate Commitments will permanently be reduced by the Affected Lender’s Commitments.

15.3	Documentation Respecting Replacement Lender

If the Borrower has designated a replacement lender under Section 15.1 which complies with Section 15.2 and provided such replacement lender has agreed to become a Lender hereunder, the Affected Lender and the replacement lender shall execute and deliver to the Agent and the Borrower an Assignment and Acceptance and any other documents and instruments which in the opinion of the Agent and the Borrower, each acting reasonably, are necessary or advisable to cause the replacement lender to become a Party to and Lender under the Loan Documents, as applicable, and the Affected Lender shall do all such acts and things as in the opinion of the Agent and the Borrower, each acting reasonably, are required to carry out the intent of the foregoing.

15.4	Power of Attorney for Affected Lender

Each Lender, if it becomes an Affected Lender, hereby irrevocably appoints and constitutes the Agent as its attorney to execute and deliver all documents and instruments and to do all acts and things in its place and stead and to enter into any and all such documentation as the Agent and the Borrower, each acting reasonably, determine may be necessary or advisable to give effect to the provisions of Sections 15.1, 15.2 and 15.3.  Notwithstanding the foregoing, the Agent may, in its sole discretion, refuse to exercise any of the powers and rights arising from such power of attorney.

ARTICLE 16  MISCELLANEOUS

16.1	Notices

Unless otherwise provided hereunder, any notice, consent, waiver, determination, demand or other communication required or permitted to be given or made hereunder, shall be in writing and shall be sufficiently given or made if hand delivered at the relevant address set forth below or sent by registered mail or by facsimile or other means of recorded electronic communication as follows:

(a)	if to the Agent in its capacity as Agent, other than in respect of Notices of Drawdown and Notices of Rollover/Conversion, addressed to BNS at:

The Bank of Nova Scotia
Global Loan Syndications Canada
Agency Services
40 King Street West
62nd Floor
Toronto, Ontario MTW 2X6
Facsimile Number:                   (416) 866-3329
Attention:                                Head, Agency Services

with a copy to:

Scotia Capital
Oil, Gas and Pipelines
Suite 2000
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1
Facsimile Number:                  (403) 221-6497
Attention:                                Director

(b)	if to the Agent in its capacity as Agent, in respect of Notices of Drawdown and Notices of Rollover/Conversion, addressed to BNS at:

The Bank of Nova Scotia
Global Wholesale Services
Loan Administration and Agency Services
720 King Street West
Second Floor
Toronto, Ontario M5V 2T3
Facsimile Number:                   (416) 866-5991
Attention:                                Director, Loan Agency Operations

(c)	if to the Borrower, addressed to:

Advantage Oil & Gas Ltd.
Canterra Tower
Suite 700, 400 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Facsimile Number:                  (403) 262-0723
Attention:                                Mr. Kelly Drader
  President and Chief Financial Officer

(d)
if to a Lender, addressed at the address shown in Schedule “G” opposite the name of such Lender or the address of such Lender as set forth in the Assignment and Acceptance Agreement whereby such Lender became a Lender.

Each Party covenants to accept service of judicial proceedings arising under this Agreement at its respective address set forth herein.  Any notice or other communication so given or made shall be deemed to have been given or made on the same day and to have been received on the day of delivery if delivered as aforesaid or on the day of receipt of same by telecopy or other recorded means of electronic communication, as the case may be, provided such day is a Business Day and that such notice is received by the Person notified prior to 4:00 p.m. local time and, if such day is not a Business Day or if notice is received by the Person notified after 4:00 p.m. local time, on the first Business Day thereafter.

Each Party may change its address and facsimile number for purposes of this Section 16.1 by written notice, given in the manner provided in this Section 16.1 to the other Parties and such change shall be effective upon the date the notice shall be deemed to be received pursuant to the provisions of this Section 16.1.

16.2	Telephone Instructions

Any telephone instructions given by the Borrower in relation to this Agreement shall be at the risk of the Borrower and neither the Agent nor any Lender shall have any liability for any error or omission in such telephone instructions or the interpretation or execution thereof by the Agent, provided the Agent acted without gross negligence in the circumstances.  The Agent shall notify the Borrower of any conflict or inconsistency between any written confirmation of such telephone instructions received from the Borrower and the said telephone advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

16.3	Judgment Currency

If, for the purposes of obtaining judgment in any court, it is necessary to convert an amount due hereunder in the First Currency into a Second Currency, the rate of exchange used shall be the Spot Rate at the relevant time to purchase the First Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.  Each Party’s (the “First Party”) obligation in respect of any First Currency due from it to another Party hereunder shall, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Business Day following the receipt of any sum so paid or adjudged to be due hereunder in the Second Currency the other Party may, in accordance with normal banking procedures, purchase the First Currency with the amount of the Second Currency so paid or so adjudicated to be due; and if the amount of the First Currency so purchased is less than the amount originally due in the First Currency, the First Party agrees that the deficiency shall be a separate obligation of it, independent from its obligations under this Agreement, and shall constitute in favour of the other Party a cause of action which shall continue in full force and effect notwithstanding any such judgment or order to the contrary, and the First Party agrees, notwithstanding any such payment or judgment, to indemnify the other Party against any such loss or deficiency.  If the amount of the First Currency so purchased is more than the amount originally due in the First Currency, the other Party shall be obligated to pay to the First Party the amount of such surplus.

16.4	Further Assurances

The Borrower shall, from time to time promptly upon request by the Agent do, make and execute, or cause each Material Subsidiary to do, make and execute, all such documents, acts, matters and things as may be reasonably required by the Agent to give effect to the Loan Documents and any assignment permitted by Article 14 or Article 15, all at the cost and expense of the Borrower.

16.5	Waiver of Laws

To the extent legally permissible, the Borrower hereby irrevocably and absolutely waives the provisions of the statutes of any applicable jurisdiction which may be inconsistent at any time with the enforcement of this Agreement and the other Loan Documents in accordance with their respective terms.

16.6	Submission to Jurisdiction

(a)
The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Alberta, and any appellate Court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the Parties irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court.  Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

(b)
The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (a) of this Section. Each of the Parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

16.7	WAIVER OF JURY TRIAL

EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR LAWYER OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

16.8	Survival

(a)
All agreements, representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement and the obtaining of Accommodation, and all indemnities set forth in this Agreement shall survive the repayment of all Accommodation and the termination of this Agreement.

(b)
The indemnities of the Borrower contained in Sections 6.5 or 6.6 shall survive for a period of two (2) Years from the later of the repayment in full of the Obligations and the termination of the Credit Facilities.

16.9	Payments Due on Business Day

Whenever any payment hereunder shall be due on a day other than a Business Day such payment shall, unless this Agreement otherwise expressly specifies, be made on the next succeeding Business Day and such extension of time shall in such case be included in the computation of payment of interest hereunder.

16.10	Whole Agreement

This Agreement constitutes the whole and entire agreement between the Parties and cancels and supersedes any prior agreements, undertakings, declarations, representations and warranties, written or verbal, in respect of the subject matter of this Agreement.

16.11	Quantities of Documents

The Borrower shall provide to the Agent sufficient quantities of all documents, reports, financial statements and other information required under the Loan Documents to be provided to the Agent so that there shall be copies for the Agent and each of the Lenders.

16.12	Reproduction of Documents

All Loan Documents and all documents relating to any Loan Documents, including consents, waivers and modifications which may hereafter be executed, documents received by the Agent or the Lenders in connection with the negotiation of this Agreement and the making available of Accommodation, and financial statements, certificates and other information previously or hereafter furnished to the Agent or the Lenders, may be reproduced by the Agent or the Lenders by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process and the Agent and the Lenders may destroy any original documents so reproduced. The Borrower agrees that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Agent or the Lenders in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

16.13	Confidentiality

(a)
Subject to Section 16.13(b), each of the Lenders and the Agent acknowledges the confidential nature of the financial, operational and other information, reports and data provided and to be provided to them by the Borrower hereunder (the “Information”) and agrees to hold the Information in confidence, and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided, however, that:

(i)
each of the Lenders and the Agent may disclose all or any part of the Information where such disclosure is required by Applicable Law, or in connection with any actual or threatened judicial, administrative or governmental proceeding, provided that in any such circumstance the Lenders or the Agent, as soon as reasonably practicable, shall advise the Borrower of their obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis (provided further that each of the Lenders and the Agent may disclose all or any part of the Information which it is required to disclose to the Office of the Superintendent of Financial Institutions, the Minister of Finance, the Bank of Canada, the Canada Deposit Insurance Corporation or any other Governmental Authority having regulatory authority in respect of it);

(ii)
each of the Lenders and the Agent may disclose Information to each other and to their respective Affiliates (including, for certainty, any Secured Hedge Counterparty that is a Subsidiary or Affiliate of a Lender), counsel, agents, employees and advisors, and in the case of any such agents and advisors, the Agent or the applicable Lender shall advise such Person of the confidential nature of the Information, and in respect of their Affiliates, such Affiliate under take to the Agent or relevant Lender to maintain the confidentiality thereof in accordance with this Section 16.13;

(iii)
each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential permitted assignee for the purposes of assignment pursuant to Article 14 or Article 15 or any participant for the purposes of participation pursuant to Section 14.5, or, with the prior written consent of the Borrower, any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, provided that such potential permitted assignee, participant or counterparty shall have, for the benefit of the Borrower, previously provided to the Agent its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 16.3 at all times prior to and, if applicable, after becoming a permitted assignee, participant or counterparty;

(iv)
each of the Lenders and the Agent may disclose all or any part of the Information so as to enable it to initiate and prosecute any action or proceeding against the Borrower or any Material Subsidiary or to defend any action or proceeding commenced by the Borrower or any Material Subsidiary, or exercise any other remedy with respect to, arising from, or under the Loan Documents, but only to the extent such disclosure is necessary or desirable for the initiation, prosecution and/or defence of such action or proceeding; and

(v)
each of the Lenders and the Agent may disclose all or any part of the Information in any other circumstance which constitutes an exception to any common law obligations of confidentiality of a bank to its customer.

(b)	Notwithstanding the provisions of Section 16.13(a), Information shall not include any such information:

(i)
which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a permitted assignee or participant or other person referred to in this Section 16.13) or which has been made readily available to the public by the Borrower or any Material Subsidiary;

(ii)
which the Agent or any Lender can show was, prior to receipt thereof from the Borrower or any Material Subsidiary, lawfully in its possession and not then subject to any obligation on its part to or for the benefit of the Borrower or Material Subsidiary to maintain confidentiality; or

(iii)
which the Agent or any Lender received from a third party, prior to receipt thereof from the Borrower or Material Subsidiary, which was not, to the knowledge of the Agent or such Lender, after due inquiry, subject to a duty of confidentiality to or for the benefit of the Borrower or Material Subsidiary at the time the information was so received.

16.14	Counterpart Execution

This Agreement may be executed in counterparts (and by different Parties in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract.  The words “execution,” “signed,” “signature,” and words of like import shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

BORROWER: ADVANTAGE OIL & GAS LTD. (c/s) Per: signed "Authorized Signatory" Name: Title:	AGENT: THE BANK OF NOVA SCOTIA Per: signed "Authorized Signatory" Name: Title: Per: signed "Authorized Signatory" Name: Title:
LENDERS:
THE BANK OF NOVA SCOTIA Per: signed "Authorized Signatory" Name: Title: Per: signed "Authorized Signatory" Name: Title:	NATIONAL BANK OF CANADA Per: signed "Authorized Signatory" Name: Title: Per: signed "Authorized Signatory" Name: Title:
BANK OF MONTREAL Per: signed "Authorized Signatory" Name: Title: Per: ____________________________ Name: Title:	ROYAL BANK OF CANADA Per: signed "Authorized Signatory" Name: Title:
CANADIAN IMPERIAL BANK OF COMMERCE Per: signed "Authorized Signatory" Name: Title: Per: signed "Authorized Signatory" Name: Title:	UNION BANK, CANADA BRANCH Per: signed "Authorized Signatory" Name: Title:

BNP PARIBAS (CANADA) Per: signed "Authorized Signatory" Name: Title: Per: signed "Authorized Signatory" Name: Title:	ALBERTA TREASURY BRANCHES Per: signed "Authorized Signatory" Name: Title: Per: signed "Authorized Signatory" Name: Title:
HSBC BANK CANADA Per: signed "Authorized Signatory" Name: Title: Per: signed "Authorized Signatory" Name: Title:

SCHEDULE “A”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

BORROWING BASE CERTIFICATE

TO:         Advantage Oil & Gas Ltd.

RE:
Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between Advantage Oil & Gas Ltd., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the “Agent”), National Bank of Canada and Bank of Montreal, as Co-Syndication Agents, and Royal Bank of Canada, as Documentation Agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the “Credit Agreement”)

Capitalized terms in this Borrowing Base Certificate shall have the meanings given to them in the Credit Agreement.

Pursuant to Article 6 of the Credit Agreement, the Agent confirms:

(a)	The amount of the Borrowing Base Limit is Cdn. $_________________.

(b)
Subject to any adjustment of the Borrowing Base Limit pursuant to Article 6 of the Credit Agreement, the amount of the Borrowing Base Limit referred to above shall be effective at the time specified in Article 6 of the Credit Agreement and shall continue in effect until there is a redetermination of, or adjustment to, the Borrowing Base Limit pursuant to Article 6 of the Credit Agreement.

Dated this _____ day of ______________________, ________.

THE BANK OF NOVA SCOTIA, as Agent on behalf of the Lenders

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE “B”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

NOTICE OF DRAWDOWN

TO:         The Bank of Nova Scotia
Global Wholesale Services
Loan Administration and Agency Services
720 King Street West, Second Floor
Toronto, Ontario  M5V 2T3
Facsimile Number:                  (416) 866-5991
Attention:                                Director, Loan Agency Operations

RE:
Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011  between Advantage Oil & Gas Ltd., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the “Agent”), National Bank of Canada and Bank of Montreal, as Co-Syndication Agents, and Royal Bank of Canada, as Documentation Agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the “Credit Agreement”)

Capitalized terms in this Notice of Drawdown shall have the meanings given to them in the Credit Agreement.

(a)	The Borrower hereby certifies that:

(i)	no Default or Event of Default has occurred or is continuing;

(ii)
all representations and warranties of the Borrower which are deemed to be repeating upon each Accommodation pursuant to Section 10.2 of the Credit Agreement, except those stated as at a specific date, are true and accurate in all material respects on and as of the date hereof [except:  state exceptions, which will require waiver by Lenders in accordance with Sections 8.3 and 13.2].

(b)	The Drawdown Date is the ___ day of ______________, _____.

(c)	Pursuant to Article 2 of the Credit Agreement, the Borrower hereby irrevocably requests that the Agent and the Lenders make available to the Borrower the following Accommodations:

Canadian Dollars

Type of Accommodation	Principal Amount	Term
Prime Rate Loan		n/a
Bankers’ Acceptances
U.S. Dollars
	Principal Amount or	LIBOR Period /
Type of Accommodation	Maximum Drawing Amount	Term

U.S. Base Rate Loan		n/a
LIBOR loans

Dated this ____ day of _____________, ______, at _____  __.m., Calgary, Alberta time.

ADVANTAGE OIL & GAS LTD.

Per:
Name:
Title:

SCHEDULE “C”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

NOTICE OF CANCELLATION

TO:         The Bank of Nova Scotia
Global Wholesale Services
Loan Administration and Agency Services
720 King Street West, Second Floor
Toronto, Ontario  M5V 2T3
Facsimile Number:                  (416) 866-5991
Attention:                                Director, Loan Agency Operations

RE:
Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between Advantage Oil & Gas Ltd., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the “Agent”), National Bank of Canada and Bank of Montreal, as Co-Syndication Agents, and Royal Bank of Canada, as Documentation Agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the “Credit Agreement”)

            Capitalized terms in this Notice of Cancellation shall have the meanings given to them in the Credit Agreement.

Pursuant to Section 5.5 of the Credit Agreement, the undersigned hereby irrevocably gives notice to the Agent, effective five (5) Business Days following the day of the Notice of Cancellation, of a permanent cancellation of Cdn. $_________________ of the Revolving Commitments, reducing the Revolving Commitments to Cdn. $________________.

DATED this _____ day of ______________________, _______.

ADVANTAGE OIL & GAS LTD.

Per:
Name:
Title:

SCHEDULE “D”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

NOTICE OF ROLLOVER/CONVERSION

TO:         The Bank of Nova Scotia
Global Wholesale Services
Loan Administration and Agency Services
720 King Street West, Second Floor
Toronto, Ontario  M5V 2T3
Facsimile Number:                  (416) 866-5991
Attention:                                Director, Loan Agency Operations

RE:
Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between Advantage Oil & Gas Ltd., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the “Agent”), National Bank of Canada and Bank of Montreal, as Co-Syndication Agents, and Royal Bank of Canada, as Documentation Agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the “Credit Agreement”)

Capitalized terms in this Notice of Rollover/Conversion shall have the meanings given to them in the Credit Agreement.

Pursuant to Section 2.5 of the Credit Agreement, the Borrower hereby irrevocably notifies the Agent that it will be:

(d)	rolling over the Accommodation described as:

Type of Accommodation:            ________________________________________________________________
Principal Amount:                            ________________________________________________________________
Date of Maturity:                             ________________________________________________________________

into the same Accommodation:

with a term of:                                   ________________________________________________________________

OR:

(e)	converting the Accommodation described as:

Type of Accommodation:              ________________________________________________________________
Principal Amount:                           ________________________________________________________________
Date of Maturity:                            ________________________________________________________________

into an Accommodation described as:

Type of Accommodation:              ________________________________________________________________
Principal Amount:                           ________________________________________________________________
Date of Maturity:                            ________________________________________________________________

effective the ____ day of __________, _______.

The Borrower hereby certifies that no Default or Event of Default has occurred or is continuing.  The Borrower further certifies in favour of any Converted Term Lender that all representations and warranties of the Borrower which are deemed to be repeating upon each Accommodation pursuant to Section 10.2 of the Credit Agreement, except those stated as at a specific date, are true and accurate in all material respects on and as of the date hereof [except:  state exceptions, which will require waiver by Lenders in accordance with Sections 8.4 and 13.2].

DATED this _____ day of ______________________, _______, at ______ a.m., Calgary, Alberta time.

ADVANTAGE OIL & GAS LTD.

Per:
Name:
Title:

SCHEDULE “E”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

COMPLIANCE CERTIFICATE

TO:         The Bank of Nova Scotia
Global Loan Syndications Canada
Agency Services
40 King Street West, 62nd Floor
Toronto, Ontario  M5W 2X6
Facsimile Number:                  (416) 866-3329
Attention:                                Head, Agency Services

and to:

Scotia Capital
Oil, Gas and Pipelines
Suite 2000, 700 - 2nd Street S.W.
Calgary, Alberta  T2P 2W1
Facsimile Number:                  (403) 221-6497
Attention:                                Director

RE:
Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between Advantage Oil & Gas Ltd., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the “Agent”), National Bank of Canada and Bank of Montreal, as Co-Syndication Agents, and Royal Bank of Canada, as Documentation Agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the “Credit Agreement”)

Capitalized terms in this Compliance Certificate shall have the meanings given to them in the Credit Agreement, except for the term “Availments”, which has the meaning given to it in the Operating Credit Agreement.

I, ___________________ of the City of Calgary, in the Province of Alberta, hereby certify as follows:

(a)	I am the __________________ of the Borrower.

(b)
I am familiar with and have examined the provisions of the Credit Agreement and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed necessary for purposes of this Compliance Certificate.

(c)
All of the representations and warranties of the Borrower which are repeated upon each Accommodation pursuant to Section 10.2 of the Credit Agreement are, as of the date hereof and except as expressed as of a specified date, true and correct in all material respects [except:  state exceptions].

(d)
As of the date of this Compliance Certificate, no Default or Event of Default has occurred under the Credit Agreement and no event or circumstances has occurred and is continuing which with notification or the lapse of time or both would constitute a Default or Event of Default under the Credit Agreement.

(e)	This Certificate and the calculations set forth in this paragraph 5 apply to the fiscal period ending ______________ , ______ and as of such date:

(i)	The ratio of:

A.	Cash Flow over the 4 Quarters ending _______, ____ of:	$ __________________

B.	to Interest Expense over that same period of:	$ __________________

equals:                                                                                                                              :

(ii)	The Consolidated Debt to Cash Flow Ratio as at ______________ (being the last day of the most recently ended Quarter) and being the ratio of:

A.	Debt as at such date of :	$ __________________

B.	to annualized Cash Flow as of

such date:                                                      $    __________________

equals:                                                                                                                               :

(iii)
Attached hereto is a summary of all Hedge Transactions entered into by the Borrower or any Material Subsidiary, setting out all Hedge Liens (other than the Security Documents) which are extant and the exposure, on a mark-to-market basis, of the Borrower and any Material Subsidiary as at the end of such Quarter, under all outstanding Hedge Transactions.

(iv)
Attached hereto is a summary of all Subordinated Third Party Indebtedness outstanding as of the last day of the most recently ended Quarter, including the lenders, holders or trustees thereof and the amounts outstanding thereunder.

(f)	This Compliance Certificate is given by the undersigned Responsible Officer in his or her capacity as an officer of the Borrower without personal liability.

DATED this _____ day of __________________ , _____________, at Calgary, Alberta.

ADVANTAGE OIL & GAS LTD.

Per:
Name:
Title:

SCHEDULE “F”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

ASSIGNMENT AND ACCEPTANCE

Reference is made to the Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between Advantage Oil & Gas Ltd., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the “Agent”), National Bank of Canada and Bank of Montreal, as Co-Syndication Agents, and Royal Bank of Canada, as Documentation Agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the “Credit Agreement”).

Capitalized terms in this Assignment and Acceptance shall have the meanings given to them in the Credit Agreement.

The Assignor and the Assignee as described and defined on the execution page of this Assignment and Acceptance hereby agree as follows:

1.           Assignment.  The Assignor hereby sells and assigns, without recourse, (save and except in respect of the Assignor’s representation and warranty set forth in Section 2(a) below) to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, the percentage interest (the “Assigned Interest”) specified on Appendix 1 in and to that portion of the Assignor’s rights and obligations under the Credit Agreement as of the Assignment Date (as defined below).  After giving effect to such sale and assignment, the Assignee’s Commitments will be as set forth on Appendix 1 on the completion of such sale and assignment and thereafter as set forth in the Register and the Assignee shall be a party to the Credit Agreement as a Lender with respect to the Assigned Interest.

2.           Assignor’s Representations and Warranties.  The Assignor:

(a)	represents and warrants that it is the legal and beneficial owner of the Assigned Interest assigned by it hereunder and that such Assigned Interest is free and clear of any Security Interest; and

(b)
makes no representation or warranty, other than as provided in this Assignment and Acceptance, and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto.

3.           Assignee’s Confirmations.  The Assignee:

(a)
confirms that it has received a copy of the Credit Agreement, together with such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance;

(b)
agrees that it will, independently and without reliance on the Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement;

(c)	confirms that it is in compliance with the requirements of Section 18.13 of the Credit Agreement and that the Borrower may rely on this confirmation as evidence of such compliance;

(d)
appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto;

(e)	specifies as its Branch of Account (the “Branch”) the branch or office set forth beneath its name on Appendix 1 hereto.

4.           Outstanding Bankers’ Acceptance.  If there are any Bankers’ Acceptances accepted by the Assignor and outstanding as at the Assignment Date:

(a)
the Assignee hereby assumes a proportionate amount of the Assignor’s obligations thereunder (the “Assignee’s Portion”) equal to the amount of the Assigned Interest multiplied by the face amounts of such Bankers’ Acceptances and divided by the total amount of the Assignor’s Commitments immediately before the assignment, as more particularly set out on the attached on Appendix 2 hereto;

(b)	the Assignee indemnifies the Assignor for any liabilities suffered by the Assignor under the Bankers’ Acceptances as a result of the Assignee failing to pay to the Assignor the Assignee’s Portion; and

(c)
in consideration of the Assignee’s obligations under paragraph (a) and (b) of this section, the Assignor shall pay to the Assignee an indemnity fee in the amount of $__________, but the Assignee shall not be entitled to any portion of the Stamping Fee payable in respect of such Bankers’ Acceptances.

5.           Effectiveness.  Following the execution of this Assignment and Acceptance, it will be delivered (with a copy to the Borrower) to the Agent for acceptance and recording by the Agent.  The Closing for this Assignment and Acceptance (the “Assignment Date”) shall be the date of acceptance hereof by the Agent, unless otherwise specified on Appendix 1 by the Agent.

6.           Governing Laws.  This Assignment and Acceptance shall be governed by and construed in accordance with the laws of the Province of Alberta and Canada applicable therein.

7.           Counterparts.  This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of this Assignment and Acceptance by telecopier shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance.

IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Assignment and Acceptance to be executed by their officers thereunto duly authorized as of the date specified thereon.

[NAME OF ASSIGNOR], As Assignor By: ______________________________ Name: Title: By: ______________________________ Name: Title: Dated as of the ____ day of _________, _____.	[NAME OF ASSIGNEE], as Assignee By: ______________________________ Name: Title: By: ______________________________ Name: Title: Dated as of the ____ day of ________, ____. Branch of Account:

ACCEPTED as of the ____ day of _______, ____.

THE BANK OF NOVA SCOTIA
as Agent for the Lenders under the
Credit Agreement

By:           ________________________
Name:
Title:

________________________
Name:
Title:

ACKNOWLEDGMENT AND ACCEPTANCE

The assignment of the Assigned Interest referred to above and the Assignee becoming a party to the Credit Agreement as a Lender as of the Assignment Date is hereby acknowledged, consented and agreed to by the undersigned this _____ day of ________, ____.

ADVANTAGE OIL & GAS LTD.

Per:
Name:
Title:

APPENDIX 1
to
ASSIGNMENT AND ACCEPTANCE

1.           Assignor’s Commitments (before assignment):

(d)	Pro Rata Share

(e)	As a Canadian Dollar Amount	$

2.           Assigned Interest (Assignee’s Commitments after assignment):

(a)	Pro Rata Share

(b)	As a Canadian Dollar Amount	$

3.           Assignor’s remaining Commitments (after assignment):

(a)	Pro Rata Share

(b)	As a Canadian Dollar Amount	$

4.           Total Outstanding Advances under the Credit Facilities as of the date of execution by the Assignor and the Assignee:

Type of Credit Facility	Type of Accommodation	Assignor Portion	Aggregate Principal Amount by all Lenders
Revolving Facility	Prime Rate Loans
Bankers’ Acceptances
U.S. Base Rate Loans
LIBOR Loans
Converted Term Facility	Prime Rate Loans
Bankers’ Acceptances
U.S. Base Rate Loans
LIBOR Loans

5.           Assignment Date (if other than date of acceptance by the Agent):  ____________

6.           Assignee’s Branch:              _____________________________

_____________________________

_____________________________

7.           Payment Instructions:          _____________________________

_____________________________

_____________________________

APPENDIX 2

OUSTANDING BANKERS’ ACCEPTANCES
ACCEPTED BY ASSIGNOR

Lender	Commitment	Deemed Funded Amount on Closing	Current Funded Amount	Over/(Under) Funded Amount	Indemnity Fee Pay/(to be Paid)

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Oil, Gas & Pipelines 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	[Redacted]
2.	National Bank of Canada Suite 2700, 530 - 8th Avenue S.W. Calgary, Alberta, T2P 3S8	[Redacted]
3.	Bank of Montreal 2200, 333 7th Avenue S.W. Calgary, Alberta, T2P 2Z1	[Redacted]
4.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 - 8th Avenue S.W. Calgary, Alberta, T2P 1C9	[Redacted]
5.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	[Redacted]
6.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9	[Redacted]
7.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8	[Redacted]
8.	HSBC Bank Canada 407-8th Avenue SW Calgary, Alberta T2P 1E5	[Redacted]
9.	BNP Paribas (Canada) 77 King Street West Suite 4100 P.O. Box 31, T.D. Centre Toronto, Ontario M5K 1N8	[Redacted]
	Aggregate Commitments	Cdn. $255,000,000

SCHEDULE “H”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

DISCOUNT NOTE

TO:         The Bank of Nova Scotia, as Agent

RE:
Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between Advantage Oil & Gas Ltd., as Borrower, The Bank of Nova Scotia, as Lead Arranger, Administrative Agent and Bookrunner (the “Agent”), National Bank of Canada and Bank of Montreal, as Co-Syndication Agents, and Royal Bank of Canada, as Documentation Agent, and The Bank of Nova Scotia, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and certain other institutions which are or which become lenders thereunder, as Lenders (as amended or restated from time to time, the “Credit Agreement”)

Cdn. $ ____________________________________	Date: ____________________________________

FOR VALUE RECEIVED, the undersigned unconditionally promises to pay on ______________________, 200____, to or to the order of [NAME OF NON-BA LENDER] (“Holder”), the sum of Cdn. $________________________ with no interest thereon.

The undersigned hereby waives presentment, protest and notice of every kind and waives any defences based upon indulgences which may be granted by the holder hereof to any party liable hereon and any days of grace.

This promissory note evidences a BA Equivalent Loan, as defined in the Credit Agreement, constitutes evidence of indebtedness to the holder arising from such BA Equivalent Loan, and is subject to the terms and conditions of the Credit Agreement applicable to BA Equivalent Loans.  Payment of this note shall be made at the account designated by the Agent pursuant to the Credit Agreement.

ADVANTAGE OIL & GAS LTD.

Per:
Name:
Title:

SCHEDULE “I”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

EXISTING SECURITY

The following shall constitute the “Existing Security”:

1.           Existing Security granted by the Borrower:

(a)	Second Amended and Restated Debenture dated as of June 23, 2006 granted by Advantage Oil & Gas Ltd. (predecessor to the Borrower) in favour of the Agent in the principal amount of $1,000,000,000;

(b)
Second Amended and Restated Debenture dated as of June 23, 2006 granted by Advantage Energy Income Fund (predecessor to the Borrower) in favour of the Agent in the principal amount of $1,000,000,000; and

(c)
Guarantee dated as of June 23, 2006 granted by Advantage Oil & Gas Ltd. (predecessor to the Borrower) in favour of the Agent in respect of Lender Risk Management Agreements (as defined therein) entered into by Material Subsidiaries.

2.           Existing Security granted by the Material Subsidiaries:

- Nil -